Exhibit 99.1

Royal Bank of Canada

Notice of 2012 Annual Meeting of Common Shareholders
Management Proxy Circular

Your vote is important!

Whether or not you plan to attend the meeting, we encourage you to vote. Your participation as a shareholder is very important to us.

Notice of Annual Meeting of Common Shareholders

of Royal Bank of Canada

Date

Thursday, March 1, 2012

Time

9:00 a.m. (Eastern Standard Time)

Place

Metro Toronto Convention Centre

North Building

Constitution Hall

255 Front Street West

Toronto, Ontario

Canada

Business of the Annual Meeting of Common Shareholders

At the meeting, shareholders will be asked to:

(1)	Receive the financial statements for the year ended October 31, 2011 and the auditor’s report on the statements;

(2)	Elect directors;

(3)	Appoint the auditor;

(4)	Approve the advisory resolution to accept the approach to executive compensation disclosed in the Circular;

(5)	Consider the shareholder proposals set out in Schedule ‘B’ to the Circular; and

(6)	Consider any other business which may be properly brought before the Annual Meeting of Common Shareholders.

By order of the Board of Directors

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 9, 2012

Important

Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy either by using the envelope provided or by faxing it to 1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (for all other countries). To ensure your vote is counted, proxies should be received by Computershare Trust Company of Canada, our transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Tuesday, February 28, 2012. To vote in person at the meeting, please refer to the section entitled “Voting information” on page 1 of the Management Proxy Circular.

Dear Shareholder,

We invite you to attend the Annual Meeting of Common Shareholders on Thursday, March 1, 2012. It will be held at the Metro Toronto Convention Centre, North Building, Constitution Hall, 255 Front Street West, Toronto, Ontario, Canada, at 9:00 a.m. (Eastern Standard Time). There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. If you cannot attend this meeting in person, you can view a live webcast at rbc.com/investorrelations.

At this meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in the Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We look forward to seeing you at the meeting.

Yours sincerely,

David P. O’Brien, O.C.	Gordon M. Nixon, C.M., O.Ont.
Chairman of the Board	President and Chief Executive Officer

WHAT’S INSIDE

1	Voting information
3	Business of the meeting
	3	Financial statements
	3	Election of directors
	3	Appointment of auditor
	3	Auditor’s fees
	4	Shareholder advisory vote on approach to executive compensation
	4	Shareholder proposals
5	Nominees for election to Board of Directors and attendance
14	Directors’ compensation
16	Committee reports
21	2011 Executive Compensation
	22	Human Resources Committee letter to shareholders
	24	Compensation discussion and analysis
	52	Performance graph
	53	Summary compensation table
	60	Indebtedness of directors and executive officers
62	Additional items
	62	Corporate governance
	62	Directors’ and officers’ liability insurance
63	Schedules
	63	Schedule ‘A’: Statement of Corporate Governance Practices
	73	Schedule ‘B’: Shareholder proposals

Royal Bank of Canada	1

Management Proxy Circular

We are sending you this Management Proxy Circular to solicit proxies by and on behalf of management of RBC for use at our Annual Meeting of Common Shareholders on March 1, 2012 or any adjournment. You are entitled to receive notice of and vote at the meeting if you were a shareholder as of the close of business on January 9, 2012. We encourage you to review this Circular and exercise your right to vote.

The solicitation of proxies will be made primarily by mail. However our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have asked Laurel Hill Advisory Group to help us with this process, at an estimated cost of $25,000. We pay the costs associated with soliciting proxies.

The information in this Circular is as of January 9, 2012 unless we have stated otherwise. “RBC”, “the Bank”, “we” and “our” means Royal Bank of Canada, unless otherwise indicated. “Common Shareholder”, “shareholder”, “you” and “your” means a holder of Common Shares of Royal Bank of Canada. All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

Approval of this Circular

The Board of Directors has approved the content and sending of this Management Proxy Circular.

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 9, 2012

Voting information

You will be voting on the following items:

•	election of directors;
•	appointment of Deloitte & Touche LLP as auditor;
•	an advisory resolution to accept the approach to executive compensation disclosed in this Circular; and
•	shareholder proposals.

Each of these items will be decided by a simple majority of the votes cast by proxy or in person.

On January 9, 2012, the record date, there were 1,440,049,855 outstanding Common Shares that were eligible to vote. Each outstanding Common Share is entitled to one vote, subject to the Bank Act voting restrictions explained below.

Voting restrictions

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or of a province;
•	the government of a foreign country or of any political subdivision of a foreign country;
•	an agency of any of these entities;
•	any person who has acquired more than 10% (a significant interest) of any class of our shares without the approval of the Minister of Finance; or
•	any person who has a significant interest in any class of our shares and who has a significant interest in any class of shares of another widely held bank or bank holding company with equity of $8 billion or more.

In addition, no person may cast votes in respect of any shares beneficially owned by the person or entities controlled by that person that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who owns or exercises control or direction over more than 10% of the outstanding Common Shares.

About voting

You can vote your shares by proxy or in person at the meeting. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

Registered shareholders

You are a registered shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy in this package.

Non-registered shareholders

You are a non-registered shareholder if you hold Common Shares through an intermediary such as a securities broker, trustee or financial institution. You will find a voting instruction form in this package.

2	Royal Bank of Canada

How to vote – registered shareholders

Voting by proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the meeting, or any adjournment, and vote your shares for you.

Please mark your vote, sign, date and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the directors or officers of RBC who are named in the form of proxy the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company to be your proxyholder, including someone who is not a shareholder of RBC. You can do so by crossing out the names printed on the form of proxy and inserting the name of the person or company in the blank space provided. If you appoint someone else, he or she must be present at the meeting to vote your shares.

Voting at the meeting

•	You do not need to complete or return your form of proxy.
•	Simply attend the meeting and present yourself to a representative at the registration table.
•	You will be provided with ballots in order to vote at the meeting.

If you change your mind

If you change your mind, you can revoke your proxy at any time until it is acted upon. You can do this by delivering a signed written notice to:

•	the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5 not later than the last business day before the day of the meeting; or
•	the Chairman on the day of the meeting or any adjournment.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless you provide contrary instructions, Common Shares represented by proxies received by management will be voted as follows:

•	FOR the election as directors of the proposed nominees whose names are set out on the following pages;
•	FOR the appointment of Deloitte & Touche LLP as auditor;
•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular;
•	FOR management’s proposals generally; and
•	AGAINST the shareholder proposals set out in Schedule ‘B’.

Amendments or other items of business at the meeting

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. However, if amendments or other items are properly brought before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with the discretionary authority conferred by the form of proxy.

How to vote – non-registered shareholders

Voting instructions

If you are a non-registered shareholder, your intermediary is required to seek your instructions before the meeting.

•	You must complete the enclosed voting instruction form and return it to your intermediary so they can vote the shares on your behalf.
•	Please mark your vote, sign and follow the return instructions provided in the voting instruction form sent to you.

Voting in person at the meeting

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.

Therefore, if you want to vote at the meeting:

•	Insert your name in the space provided on the voting instruction form to instruct your intermediary to appoint you as proxyholder. Then sign and return it to them according to their instructions.
•	Do not fill in the voting instructions because you will be voting at the meeting.
•	When you arrive at the meeting, present yourself to a representative at the registration table.

If you change your mind

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

Processing the votes

Proxies are counted by our transfer agent, Computershare Trust Company of Canada.

Computershare protects the confidentiality of individual shareholder votes, except if:

•	the shareholder clearly intends to communicate his or her individual position to the board or management; or
•	it is necessary to comply with legal requirements.

Voting results

Following the meeting, a report on the voting results will be available on our website at rbc.com/investorrelations and will be filed with securities regulators at sedar.com.

Royal Bank of Canada	3

Minutes of meeting

The minutes of the meeting will be available on our website at rbc.com/investorrelations and printed copies may be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Business of the meeting

Financial statements

The consolidated financial statements for the year ended October 31, 2011 are included in the Annual Report, which has been mailed to shareholders with this Circular.

Election of directors

The number of directors to be elected is 16. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named in the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages. All of the nominees are currently directors of the Bank with the exception of Mr. Richard L. George.

Appointment of auditor

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte & Touche LLP (Deloitte) as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte has served as one of our auditing firms since January 11, 1990 and became our sole auditor on September 23, 2003. Representatives of the auditor will be in attendance and available to answer questions at the meeting.

Auditor’s fees

Fees relating to the years ended October 31, 2011 and October 31, 2010 to Deloitte and its affiliates were $22.7 million and $23.6(1) million respectively and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2011 ($Millions)			Year ended October 31, 2010(1) ($Millions)
	Bank and Subsidiaries	Mutual Funds(2)	Total	Bank and Subsidiaries	Mutual Funds(2)	Total
Audit fees	$17.4	$1.8	$19.2	$18.1	$1.9	$20.0
Audit-related fees	2.3	—	2.3	2.5	—	2.5
Tax fees	0.1	0.4	0.5	0.1	0.4	0.5
All other fees	0.3	0.4	0.7	0.3	0.3	0.6
	$20.1	$2.6	$22.7	$21.0	$2.6	$23.6

(1)	The 2010 amounts have been updated to reflect additional approved services identified during 2011 which relate to the year ended October 31, 2010 as well as foreign currency exchange rates at payment dates compared to the approval date.
(2)	The Mutual Funds category includes fees paid for professional services provided by Deloitte for certain Mutual Funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the Mutual Funds in return for a fixed administration fee.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the annual financial statements of the Bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the Bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the Bank’s independent auditor;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	the audits of the financial statements of our various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the audits of certain special purpose vehicles relating to complex structured products.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits and assistance in completing routine tax schedules and calculations.

All other fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for RBC and certain of our subsidiaries as well as accounting research publications.

4	Royal Bank of Canada

Pre-approval policies and procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits RBC from engaging the auditor for “prohibited” categories of non-audit services.

Shareholder advisory vote on approach to executive compensation

The board believes that shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the board has used to make executive compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation as disclosed in the management proxy circular. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the board on compensation.

We hope you will carefully review the 2011 Executive Compensation section starting on page 21 of this Circular before voting on this matter and, if there are specific concerns you wish to discuss, contact the board by writing to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at rbc.com/governance. The Compensation discussion and analysis describes our compensation philosophy, the objectives of the different elements of our compensation programs and the way the board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with strong risk management principles and the long-term interests of shareholders. This disclosure has been approved by the Board of Directors on the recommendation of the board’s Human Resources Committee.

The Board of Directors recommends that shareholders approve the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2012 Annual Meeting of Common Shareholders.”

As this is an advisory vote, the results will not be binding upon the board. However, in considering its approach to compensation in the future, the board will take into account the results of the vote, together with feedback received from shareholders in the course of our other engagement activities.

Shareholder proposals

Set out in Schedule ‘B’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual Meeting of Common Shareholders and the board’s voting recommendations. The final date for submission of proposals by shareholders for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be October 11, 2012.

Royal Bank of Canada	5

Nominees for election to Board of Directors and attendance

The following pages set out the names of proposed nominees for election as directors, together with their age, municipality and country of residence, year first elected or appointed as a director, principal occupation, education, other principal directorships, areas of expertise, committee memberships and meeting attendance. Also indicated for each person proposed as a director are the number and value on January 9, 2012 of RBC Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, and the number of Director Deferred Stock Units (DDSUs) credited to the account of the director under the Director Deferred Stock Unit Plan.(1) See the description of this plan under “Directors’ compensation” in this Circular. The number and value of Common Shares and DDSUs held by each nominee at approximately the same time last year is also indicated below.(2) Also shown for each of the proposed nominees is the value of their equity in RBC as a multiple of the share ownership guideline, which is described on page 15 of the Circular.

None of the directors of RBC holds shares of its subsidiaries. For further information relating to the proposed nominees, including previous board memberships, please refer to the section entitled “Directors and Executive Officers” in the Bank’s Annual Information Form dated December 1, 2011 and filed with securities regulators at sedar.com. It may be obtained free of charge on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

(1)	The value of Common Shares/DDSUs was calculated using the closing price of RBC Common Shares on the Toronto Stock Exchange (TSX) on January 9, 2012, which was $52.24 per share.
(2)	The value of Common Shares/DDSUs at approximately the same time last year was calculated using the closing price of RBC Common Shares on the TSX on January 10, 2011, which was $51.69 per share.

W. Geoffrey Beattie

Toronto, Ontario

Canada

Age: 51

Director since 2001

Independent

Areas of expertise

—      Financial industry/

        investment management

—      International business

—      Legal/regulatory

—      Risk management

Mr. Beattie is President and Chief Executive Officer and a director of The Woodbridge Company Limited (an investment company). He is also the Deputy Chairman and a director of Thomson Reuters Corporation (an information and media company) and a director of General Electric Company and Maple Leaf Foods Inc. Mr. Beattie is a trustee of the University Health Network and a director of the Dean’s Advisory Board of the Joseph L. Rotman School of Management. Mr. Beattie graduated from the University of Western Ontario where he earned a J.D. degree and a Bachelor of Arts degree in economics and business administration.

Public company directorships in the past five years

— General Electric Company (2009 – present) — Maple Leaf Foods Inc. (2008 – present)				— Thomson Reuters Corporation (1998 – present)
Board/Committee membership				Overall attendance: 100%
				Attendance at Regular Meetings	Attendance at Special Meetings
Board				9 / 9	1 / 1
Corporate Governance and Public Policy				4 / 4
Risk – Chair				8 / 8	1 / 1
Securities held
Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2011	16,430	45,014	61,444	$ 3,209,835	6.4 x
2010	14,000	39,355	53,355	$ 2,757,920	5.5 x

6	Royal Bank of Canada

The Hon. Paule Gauthier P.C., O.C., O.Q., Q.C. Quebec City, Quebec Canada Age: 68 Director since 1991 Independent Areas of expertise — Compensation — Legal/regulatory — Public policy

Mrs. Gauthier is a senior partner of the law firm Stein Monast L.L.P. She is a director of Metro Inc., TransCanada Corporation, TransCanada PipeLines Limited and CARE Canada. Mrs. Gauthier earned her Bachelor of Arts degree from Collège Jésus-Marie de Sillery and is a graduate of Laval University where she obtained her law degree and Master of Laws degree in intellectual property and business law. She is an Officer of the Order of Canada and of the Order of Quebec and a Fellow of the Institute of Corporate Directors.

Public company directorships in the past five years

	— Metro Inc. (2001 – present) — TransCanada Corporation (2002 – present) — TransCanada PipeLines Limited (2002 – present)				— Cossette Inc. (2007 – 2009) — Rothmans Inc. (1998 – 2008)
	Board/Committee membership				Overall attendance: 100%
					Attendance at Regular Meetings	Attendance at Special Meetings
	Board				9 / 9	1 / 1
	Corporate Governance and Public Policy				4 / 4
	Human Resources				4 / 4
Securities held
	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
	2011	30,776	43,632	74,408	$ 3,887,074	7.8 x
	2010	30,535	40,066	70,601	$ 3,649,366	7.3 x

Richard L. George, O.C. Calgary, Alberta Canada Age: 61 If elected, will be independent Areas of expertise — Financial expertise — International business — Public policy — Risk management	Mr. George is Chief Executive Officer and a director of Suncor Energy Inc. (an oil and gas company) and prior to December 1, 2011, also served as its President. He serves as a director of Canadian Pacific Railway Limited and the Canadian Council of Chief Executives. Mr. George earned a Bachelor of Science degree in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.
Public company directorships in the past five years
	— Canadian Pacific Railway Limited (2011 – present) — Suncor Energy Inc. (1991 – present)				— Transocean Inc. (2007 – 2011)
	Board/Committee membership				Overall attendance: N/A
					Attendance at Regular Meetings	Attendance at Special Meetings
	Board				N/A	N/A
Securities held
	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
	2011	12,230	—	12,230	$ 638,895	1.3 x

Royal Bank of Canada	7

Timothy J. Hearn Calgary, Alberta Canada Age: 67 Director since 2006 Independent Areas of expertise — Compensation — Financial expertise — International business — Risk management

Mr. Hearn is Chairman of Hearn & Associates (a consulting and investment management company) and serves as a director of ARC Resources Ltd. and Viterra Inc. Mr. Hearn served as Chairman, President and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company) from 2002 to January 2008 and continued to serve as its Chairman and Chief Executive Officer until March 2008. Mr. Hearn is an honorary director of the C.D. Howe Institute and a member of the Joint Public Advisory Committee of the Commission for Environmental Cooperation and is past Chairman of the Calgary Homeless Foundation. He is Chair of the Advisory Board of the Public Policy School and a member of the Dean’s Medical School Advisory Board, both of the University of Calgary. Mr. Hearn earned his Bachelor of Science degree from the University of Manitoba.

Public company directorships in the past five years

	— ARC Resources Ltd. (2011 – present) — Viterra Inc. (2008 – present)				— Imperial Oil Limited (2002 – 2008)
	Board/Committee membership				Overall attendance: 100%
					Attendance at Regular Meetings	Attendance at Special Meetings
	Board				9 / 9	1 / 1
	Audit				9 / 9	1 / 1
	Corporate Governance and Public Policy(1)				3 / 3
	Risk(1)				3 / 3
Securities held
	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
	2011	37,222	18,199	55,421	$ 2,895,193	5.8 x
	2010	28,322	15,631	43,953	$ 2,271,931	4.5 x

Alice D. Laberge

Vancouver, British Columbia

Canada

Age: 55

Director since 2005

Independent

Areas of expertise

—      Financial expertise

—      Financial industry/

        investment management

—      Information technology

Ms. Laberge is a director of Potash Corporation of Saskatchewan, Russel Metals Inc., Delta Hotels Limited, and SilverBirch Management Ltd., and is Vice-Chair and a director of St. Paul’s Hospital Foundation. Ms. Laberge is also a member of the Board of Governors of the University of British Columbia. From December 2003 to July 2005, Ms. Laberge served as President, Chief Executive Officer and a director of Fincentric Corporation (a global provider of software solutions to financial institutions). From October 2000 to November 2003, she served as Fincentric Corporation’s Chief Financial Officer. Prior to that, Ms. Laberge served as Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited. Ms. Laberge earned a Bachelor of Science degree from the University of Alberta and a Master of Business Administration degree from the University of British Columbia.

Public company directorships in the past five years

	— Potash Corporation of Saskatchewan (2003 – present)				— Russel Metals Inc. (2007 – present)
	Board/Committee membership				Overall attendance: 100%
					Attendance at Regular Meetings	Attendance at Special Meetings
	Board				9 / 9	1 / 1
	Audit				9 / 9	1 / 1
	Human Resources(2)				3 / 3
	Risk(2)				3 / 3
Securities held
	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
	2011	5,000	24,838	29,838	$ 1,558,737	3.1 x
	2010	5,000	20,434	25,434	$ 1,314,683	2.6 x

(1)	Effective March 3, 2011, Mr. Hearn moved from the Risk Committee to the Corporate Governance and Public Policy Committee.
(2)	Effective March 3, 2011, Ms. Laberge moved from the Risk Committee to the Human Resources Committee.

8	Royal Bank of Canada

Jacques Lamarre, O.C.

Montreal, Quebec

Canada

Age: 68

Director since 2003

Independent

Areas of expertise

—      Financial expertise

—      Financial industry/

        investment management

—      International business

—      Risk management

Mr. Lamarre serves as a strategic advisor with the law firm Heenan Blaikie LLP and he is a director of Suncor Energy Inc., PPP Canada Inc., Canadian Institute for Advanced Research and is a member of the Association of Consulting Engineers of Canada, the Engineering Institute of Canada and several other not-for-profit organizations. Mr. Lamarre served as President, Chief Executive Officer and a director of SNC-Lavalin Group Inc. (a global engineering and construction company) from 1996 to May 2009. Mr. Lamarre earned a Bachelor of Arts degree and Bachelor of Arts and Science degree in civil engineering from Laval University and also completed Harvard University’s Executive Development Program. He has been awarded honorary doctorates from Laval University (Sciences), the University of Waterloo in Ontario (Engineering) and the University of Moncton in New Brunswick (Business Administration). Mr. Lamarre is an Officer of the Order of Canada.

Public company directorships in the past five years

— Suncor Energy Inc. (2009 – present)				— SNC-Lavalin Group Inc. (1996 – 2009)
Board/Committee membership				Overall attendance: 100%
				Attendance at Regular Meetings	Attendance at Special Meetings
Board				9 / 9	1 / 1
Audit				9 / 9	1 / 1
Risk				8 / 8	1 / 1
Securities held
Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2011	27,000	36,558	63,558	$ 3,320,270	6.6 x
2010	27,000	31,694	58,694	$ 3,033,893	6.1 x

Brandt C. Louie, O.B.C., F.C.A.

West Vancouver

British Columbia

Canada

Age: 68

Director since 2001

Independent

Areas of expertise

—      Financial expertise

—      Financial industry/

        investment management

—      Real estate

—      Retail/marketing

Mr. Louie is Chairman and Chief Executive Officer of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is also Vice-Chairman and a director of IGA Canada Limited, Chairman of Grosvenor Americas Limited, Chancellor Emeritus of Simon Fraser University, Governor of the Vancouver Board of Trade/World Trade Centre, Governor of the British Columbia Business Council, and a member of the Canadian Council of Chief Executives and the Dean’s Council of the John F. Kennedy School of Government at Harvard University. Mr. Louie also serves as a director of The Gairdner Foundation, Historica-Dominion Institute and several other not-for-profit organizations. Mr. Louie earned a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia and has an Honorary Doctorate of Laws from Simon Fraser University. Mr. Louie is a Member of the Order of British Columbia.

Public company directorships in the past five years

— Canfor Corporation (1994 – 2007)
Board/Committee membership				Overall attendance: 100%
				Attendance at Regular Meetings	Attendance at Special Meetings
Board				9 / 9	1 / 1
Audit				9 / 9	1 / 1
Corporate Governance and Public Policy				4 / 4
Securities held
Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2011	39,216	42,283	81,499	$ 4,257,508	8.5 x
2010	39,216	37,195	76,411	$ 3,949,685	7.9 x

Royal Bank of Canada	9

Michael H. McCain Toronto, Ontario Canada Age: 53 Director since 2005 Independent Areas of expertise — Compensation — Retail/marketing — Risk management

Mr. McCain is President, Chief Executive Officer and a director of Maple Leaf Foods Inc. (a food processing company). Mr. McCain is Chairman and a director of Canada Bread Company, Limited, a director of McCain Capital Corporation and the American Meat Institute. He is also a director of the Centre for Addiction and Mental Health Foundation, MaRS and a member of the Canadian Council of Chief Executives and the Advisory Board of the Richard Ivey School of Business. Mr. McCain earned a Bachelor of Business Administration (Honours) degree from the University of Western Ontario.

Public company directorships in the past five years

	— Canada Bread Company, Limited (1995 – present)				— Maple Leaf Foods Inc. (1995 – present)
	Board/Committee membership				Overall attendance: 100%
					Attendance at Regular Meetings	Attendance at Special Meetings
	Board				9 / 9	1 / 1
	Corporate Governance and Public Policy				4 / 4
	Risk				8 / 8	1 / 1
Securities held
	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
	2011	15,063	22,853	37,916	$ 1,980,732	4.0 x
	2010	15,063	18,527	33,590	$ 1,736,267	3.5 x

Dr. Heather Munroe-Blum

O.C., O.Q., Ph.D., FRSC

Montreal, Quebec

Canada

Age: 61

Director since 2011

Independent

Areas of expertise

—       Compensation

—       International business

—       Public policy

—       Risk management

Dr. Munroe-Blum is Principal and Vice-Chancellor of McGill University. She is also a professor in the Department of Epidemiology, Biostatistics and Occupational Health in the Faculty of Medicine of McGill. She is a director of the Canada Pension Plan Investment Board. Dr. Munroe-Blum also serves on the boards of the Pierre Elliott Trudeau Foundation, the Association of American Universities, the Association of Universities and Colleges of Canada and La Conférence des recteurs et des principaux des universités du Québec. She is a member of the Science, Technology and Innovation Council of Canada and the Committee on Research Universities of the National Research Council (U.S.A.). She is a Fellow of the Royal Society of Canada. Dr. Munroe-Blum earned a Bachelor of Arts degree and a Bachelor of Social Work degree from McMaster University, a Master of Social Work degree from Wilfrid Laurier University and a Doctor of Philosophy degree in Epidemiology from the University of North Carolina at Chapel Hill, along with numerous honorary doctorates from Canadian and international universities.

Public company directorships in the past five years

	— Alcan Inc. (2007 – 2010) — Four Seasons Hotels Inc. (2002 – 2007)				— Yellow Media Inc. (2006 – 2011)
	Board/Committee membership(1)				Overall attendance: 100%
					Attendance at Regular Meetings	Attendance at Special Meetings
	Board				3 / 3
	Corporate Governance and Public Policy				1 / 1
	Risk				3 / 3	1 / 1
Securities held
	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
	2011	100	1,206	1,306	$ 68,225	0.1 x

(1)	Dr. Munroe-Blum was appointed a director on June 17, 2011, and effective that date was appointed to the Corporate Governance and Public Policy Committee and the Risk Committee.

10	Royal Bank of Canada

Gordon M. Nixon

C.M., O.Ont.

Toronto, Ontario

Canada

Age: 54

Director since 2001

Not independent

(Management)

Areas of expertise

—       Compensation

—      Financial industry/

        investment management

—      International business

—      Risk management

Mr. Nixon has been President and Chief Executive Officer of RBC since August 1, 2001. Mr. Nixon first joined RBC Dominion Securities Inc. in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is Chairman and a director of MaRS and is a director of the Canadian Council of Chief Executives, Catalyst Canada and Chairman of the Queen’s University Capital Campaign. Mr. Nixon is a director of the International Monetary Conference and co-chairs the Toronto Region Immigrant Employment Council. Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University and holds Honorary Doctorates of Laws from Queen’s University and Dalhousie University. Mr. Nixon is a Member of the Order of Canada and the Order of Ontario.

Public company directorships in the past five years

—      None

Board/Committee membership					Overall attendance: 100%(1)
					Attendance at Regular Meetings	Attendance at Special Meetings
Board					9 / 9	1 / 1
Securities held
Year	Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)	For disclosure relating to the value of Mr. Nixon’s shareholdings, refer to the table on page 45.
2011	713,887	358,487	(2)	1,072,374
2010	711,702	344,416		1,056,118

David P. O’Brien, O.C.

Calgary, Alberta

Canada

Age: 70

Director since 1996

Independent

Areas of expertise

—      Compensation

—      Financial industry/

        investment management

—      International business

—      Risk management

Mr. O’Brien is Chairman of the Board of RBC and is also Chairman and a director of EnCana Corporation (a natural gas company). From October 2001 to April 2002, Mr. O’Brien was Chairman, Chief Executive Officer and a director of PanCanadian Energy Corporation (an oil and gas company), which merged with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Mr. O’Brien is a director of Enerplus Corporation, Molson Coors Brewing Company, TransCanada Corporation, TransCanada PipeLines Limited, and a member of the Science, Technology and Innovation Council of Canada. Mr. O’Brien was for five years prior to October 1, 2001, Chairman, President and Chief Executive Officer of Canadian Pacific Limited, and also served on the boards of directors of a number of Canadian Pacific Limited subsidiaries. Mr. O’Brien has a law degree from McGill University and a Bachelor of Arts (Honours) degree in economics from Loyola College. He also holds an Honorary Doctorate of Civil Law from Bishop’s University, an Honorary Doctorate of Laws from the University of Calgary and an Honorary Bachelor of Applied Business and Entrepreneurship from Mount Royal University. He is an Officer of the Order of Canada and a Fellow of the Institute of Corporate Directors.

Public company directorships in the past five years

— EnCana Corporation (1990 – present) — Enerplus Corporation (2006 – present) — Molson Coors Brewing Company (2002 – present)					— TransCanada Corporation (2001 – present) — TransCanada PipeLines Limited (2001 – present)
Board/Committee membership					Overall attendance: 100%(3)
					Attendance at Regular Meetings	Attendance at Special Meetings
Board					9 / 9	1 / 1
Corporate Governance and Public Policy – Chair					4 / 4
Human Resources					4 / 4
Securities held
Year	Common Shares (#)	DDSUs (#)		Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2011	166,183	—		166,183	$ 8,681,400	17.4 x
2010	158,287	—		158,287	$ 8,181,855	16.4 x

(1)	As President and Chief Executive Officer of RBC, Mr. Nixon is not a member of any board committee but attends committee meetings at the invitation of the committees where appropriate.
(2)	Represents 161,821 deferred share units under the Deferred Share Unit Program for executives, 157,537 performance deferred share units under the Performance Deferred Share Unit Program and 39,129 restricted share units under the RBC Share Unit Program (see the description of these programs starting on page 38).
(3)	As Chair of the Corporate Governance and Public Policy Committee and a member of the Human Resources Committee, Mr. O’Brien attended all meetings of those committees. In his capacity as Chairman of the Board, Mr. O’Brien attends the meetings of other committees whenever possible.

Royal Bank of Canada	11

J. Pedro Reinhard

Key Biscayne, Florida

U.S.A.

Age: 66

Director since 2000

Independent

Areas of expertise

—      Financial expertise

—      Financial industry/

        investment management

—      International business

—      Risk management

Mr. Reinhard is President of Reinhard & Associates (a financial and management advisory company) and a director of Colgate-Palmolive Company and Sigma-Aldrich Corporation. From 1996 to 2005, Mr. Reinhard served as Executive Vice-President and Chief Financial Officer of The Dow Chemical Company. Mr. Reinhard earned a Master of Business Administration degree from the Escola de Administração de Empresas Fundação Getulio Vargas (São Paulo) and attended post-graduate studies at the University of Cologne in Germany and Stanford University.

Public company directorships in the past five years

— Colgate-Palmolive Company (2006 – present) — Sigma-Aldrich Corporation (2001 – present)				— The Dow Chemical Company (1995 – 2007)
Board/Committee membership				Overall attendance: 95.8%
				Attendance at Regular Meetings	Attendance at Special Meetings
Board				9 / 9	1 / 1
Audit				9 / 9	0 / 1
Human Resources				4 / 4
Securities held
Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2011	13,874	58,043	71,917	$ 3,756,944	7.5 x
2010	10,247	52,336	62,583	$ 3,234,915	6.5 x

Edward Sonshine

O.Ont., Q.C.

Toronto, Ontario

Canada

Age: 65

Director since 2008

Independent

Areas of expertise

—      Financial industry/

        investment management

—      Legal/regulatory

—      Real estate

—      Risk management

Mr. Sonshine has been President, Chief Executive Officer and a director of RioCan Real Estate Investment Trust (a retail real estate investment entity) since January 1994. He is also Chairman and a director of Chesswood Group Limited, a director of Cineplex Inc., Vice-Chairman and a director of Mount Sinai Hospital, and serves as a director of several other not-for-profit organizations. Mr. Sonshine has a law degree from Osgoode Hall Law School and a Bachelor of Arts degree from the University of Toronto. Mr. Sonshine is a Member of the Order of Ontario.

Public company directorships in the past five years

— Chesswood Group Limited (2006 – present) — Cineplex Inc. (2010 – present)				— RioCan Real Estate Investment Trust (1993 – present)
Board/Committee membership				Overall attendance: 95.7%
				Attendance at Regular Meetings	Attendance at Special Meetings
Board				9 / 9	1 / 1
Corporate Governance and Public Policy				4 / 4
Risk				8 / 8	0 / 1
Securities held
Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2011	15,000	14,027	29,027	$ 1,516,370	3.0 x
2010	15,000	10,048	25,048	$ 1,294,731	2.6 x

12	Royal Bank of Canada

Kathleen P. Taylor Toronto, Ontario Canada Age: 54 Director since 2001 Independent Areas of expertise — Compensation — Financial expertise — International business — Retail/marketing

Ms. Taylor is President and Chief Executive Officer of Four Seasons Hotels and Resorts (a hotel and resort management company) and prior to August 1, 2010, served as its President and Chief Operating Officer. Ms. Taylor is a director of The Hospital for Sick Children Foundation and a member of the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association and the Dean’s Advisory Council of the Schulich School of Business of York University. Ms. Taylor has a Master of Business Administration degree from Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) degree from the University of Toronto.

Public company directorships in the past five years

None

	Board/Committee membership				Overall attendance: 100%
					Attendance at Regular Meetings	Attendance at Special Meetings
	Board				9 / 9	1 / 1
	Audit				9 / 9	1 / 1
	Human Resources – Chair				4 / 4
Securities held
	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
	2011	31,640	44,570	76,210	$ 3,981,210	8.0 x
	2010	28,640	38,929	67,569	$ 3,492,642	7.0 x

Bridget A. van Kralingen

New York, New York

U.S.A.

Age: 48

Director since 2011

Independent

Areas of expertise

—      Financial expertise

—      Financial industry/

        investment management

—      Information technology

—      International business

Ms. van Kralingen is Senior Vice-President of IBM Global Business Services, IBM Corporation (an information technology company). From 2010 to January 2012, Ms. van Kralingen served as General Manager of IBM North America, and from 2007 to 2010 as General Manager of IBM Global Business Services, North East Europe, Middle East and Africa. Prior to that, she was Global Managing Partner of IBM’s Business Consulting Services – Financial Services Sector. Ms. van Kralingen joined IBM in 2004 from Deloitte Consulting, where she was Managing Partner for Financial Services in the United States. She serves as a member of the advisory board of Catalyst Inc. Ms. van Kralingen earned a Bachelor of Commerce degree from the University of Witwatersrand, South Africa, an Honours degree in Commerce from the University of Johannesburg and a Master of Commerce degree in Industrial and Organizational Psychology from the University of South Africa.

Public company directorships in the past five years

None

	Board/Committee membership(1)				Overall attendance: 88.9%
					Attendance at Regular Meetings	Attendance at Special Meetings
	Board				3 / 3
	Human Resources				2 / 2
	Risk				3 / 3	0 / 1
Securities held
	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
	2011	—	1,565	1,565	$ 81,756	0.2 x

(1)	Ms. van Kralingen was appointed a director on June 17, 2011, and effective that date was appointed to the Human Resources Committee and the Risk Committee.

Royal Bank of Canada	13

Victor L. Young, O.C. St. John’s, Newfoundland and Labrador, Canada Age: 66 Director since 1991 Independent Areas of expertise — Financial expertise — Retail/marketing — Public policy

Mr. Young is a director of Imperial Oil Limited and McCain Foods Limited. Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company) from 1984 until May 2001. Mr. Young is Vice-Chairman of the Capital Campaign for Memorial University. He has a Bachelor of Commerce (Honours) degree from Memorial University, a Master of Business Administration degree from the University of Western Ontario and an Honorary Doctorate of Laws from Memorial University. He is an Officer of the Order of Canada and a Fellow of the Institute of Corporate Directors.

Public company directorships in the past five years

	— Imperial Oil Limited (2002 – present) — BCE Inc. (1995 – 2010)				— Bell Aliant Regional Communications Income Fund (2002 – 2010)
	Board/Committee membership				Overall attendance: 100%
					Attendance at Regular Meetings	Attendance at Special Meetings
	Board				9 / 9	1 / 1
	Audit – Chair				9 / 9	1 / 1
	Human Resources(1)				1 / 1
	Risk(1)				5 / 5	1 / 1
Securities held
	Year	Common Shares (#)	DDSUs (#)	Total Common Shares/DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline of $500,000
	2011	25,099	29,943	55,042	$ 2,875,394	5.8 x
	2010	22,099	26,914	49,013	$ 2,533,482	5.1 x

(1)	Effective March 3, 2011, Mr. Young moved from the Human Resources Committee to the Risk Committee.

Director attendance and meetings held during the year ended October 31, 2011

Board members are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required. Meeting attendance of each nominee proposed for election as director is reported above. During the year ended October 31, 2011, average attendance of all directors at board and committee meetings was 98.5% and 97.6%, respectively.

Summary of board and committee meetings held

	Regular	Special
Board	9	1
Audit Committee	9	1
Corporate Governance and Public Policy Committee	4
Human Resources Committee	4
Risk Committee	8	1

Attendance for directors who retired during the
12-month period ended October 31, 2011, or who are not standing for re-election on March 1, 2012

	Regular	Special
Douglas T. Elix – 83.3% attendance
Board	3 / 4
Corporate Governance and Public Policy Committee	1 / 1
Human Resources Committee	1 / 1
John T. Ferguson – 95.7% attendance
Board	9 / 9	1 / 1
Human Resources Committee	4 / 4
Risk Committee	8 / 8	0 / 1

14	Royal Bank of Canada

Directors’ compensation

Compensation decision-making process

With a view to aligning the interests of directors and shareholders and providing market competitive compensation, the Corporate Governance and Public Policy Committee reviews the amount and form of non-executive directors’ compensation. The Committee considers the responsibilities and time commitment required of RBC directors and reviews the competitiveness of our board compensation against Canadian corporations and financial institutions with comparable scope and complexity. The Committee did not recommend any change to the amount or form of compensation for 2012.

Directors who are also officers of RBC receive no remuneration as directors. In fiscal 2011 RBC paid its non-executive directors the following compensation:

Annual retainers	Amount ($)
Annual board retainer	185,000
Additional retainers:
Chairman of the Board	275,000
Chair of Audit Committee	50,000
Chair of Human Resources Committee	25,000
Chair of Risk Committee	25,000
Chair of Corporate Governance and Public Policy Committee	10,000

Until the director ceases to be a member of the board, $100,000 of the annual board retainer must be invested and held either in Common Shares under the Director Share Purchase Plan or in Director Deferred Stock Units (DDSUs) under the Director Deferred Stock Unit Plan.

No fees are paid for committee membership or attendance at board or committee meetings, but directors are reimbursed for travel and other expenses incurred for attendance at meetings.

Director Share Purchase Plan

The purpose of the Director Share Purchase Plan is to encourage board members to purchase our Common Shares, with a view to aligning the interests of directors and shareholders. Under the Plan, board members can use their retainers to buy Common Shares at market prices. Administration costs and brokerage fees are paid by RBC.

Under this Plan, directors may invest:

•	the $100,000 portion of the annual board retainer that must be invested either in Common Shares or in DDSUs; and
•	100% or any portion of their other retainers.

Common Shares purchased with the portion of the annual board retainer, which must be invested in Common Shares or DDSUs, must be retained until the director ceases to be a member of the board.

Director Deferred Stock Unit Plan

The purpose of the Director Deferred Stock Unit Plan is to encourage board members to receive their fees in the form of DDSUs, with a view to aligning the interests of directors and shareholders. Under this Plan directors may elect to receive in the form of DDSUs:

•	the $100,000 portion of the annual board retainer that must be invested either in DDSUs or Common Shares; and
•	100% or 50% of their other retainers.

Directors cannot redeem DDSUs for cash until they cease to be members of the board of RBC or any of its subsidiaries. Additional DDSUs are earned as dividend equivalents. In the event of stock splits, stock dividends, or other changes affecting our Common Shares, proportionate adjustments are made to DDSUs. The value of a DDSU when credited to a director and when redeemed following retirement is equal to the average closing price of a Common Share over the five trading days immediately preceding the relevant date.

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2011 for service on the Board of Directors of RBC.

Name	Fees earned(1) ($)
W.G. Beattie(2)	210,000
D.T. Elix(3)	77,083
J.T. Ferguson(4)	185,000
P. Gauthier	185,000
T.J. Hearn	185,000
A.D. Laberge	185,000
J. Lamarre	185,000
B.C. Louie	185,000
M.H. McCain	185,000
H. Munroe-Blum(5)	77,083
D.P. O’Brien(6)	470,000
J.P. Reinhard	185,000
E. Sonshine	185,000
K.P. Taylor(7)	210,000
B.A. van Kralingen(5)	77,083
V.L. Young(8)	235,000

(1)	$100,000 of the annual board retainer must be invested in Common Shares or DDSUs.
(2)	Includes Risk Committee Chair retainer of $25,000.
(3)	Mr. D.T. Elix retired from the board on March 3, 2011.
(4)	Mr. J.T. Ferguson is not standing for re-election at the Annual Meeting on March 1, 2012.
(5)	Pro-rated annual board retainer earned from June 2011 to the end of fiscal 2011.
(6)	Includes retainer of $275,000 received as Chairman of the Board and retainer of $10,000 received as Chair of the Corporate Governance and Public Policy Committee.
(7)	Includes Human Resources Committee Chair retainer of $25,000.
(8)	Includes Audit Committee Chair retainer of $50,000.

Royal Bank of Canada	15

Allocation of directors’ fees

In fiscal 2011, all non-executive RBC directors received 100% of their total compensation in the form of DDSUs, except for the following directors:

	In cash ($)	In Common Shares/DDSUs ($)	Fees earned ($)
D.T. Elix	30,833	46,250	77,083
J.T. Ferguson	42,500	142,500	185,000
P. Gauthier	85,000	100,000	185,000
T.J. Hearn	85,000	100,000	185,000
H. Munroe-Blum	17,708	59,375	77,083
D.P. O’Brien	340,000	130,000	470,000
V.L. Young	135,000	100,000	235,000

Share ownership guideline

Directors are required to hold Common Shares or DDSUs with a value of not less than $500,000. Directors are expected to reach this level within five years.

Restrictions on trading and hedging RBC securities

Directors are prohibited from directly or indirectly:

•	selling RBC securities if they do not own or have not fully paid for them (a short sale);
•	buying or selling a call or put on RBC securities or entering into equity monetization transactions that would have an equivalent effect; or
•	entering into other financial instruments designed to hedge or offset a decrease in market value of RBC securities.

Alignment of interests

The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:

•	the $500,000 share ownership guideline;
•	the $100,000 portion of the annual board retainer that must be invested in Common Shares or DDSUs;
•	the requirement for directors to retain until retirement all DDSUs; and
•	the requirement for directors to retain until retirement all Common Shares acquired with the portion of the annual board retainer that must be invested in Common Shares or DDSUs.

Director Stock Option Plan

On November 19, 2002, the Board of Directors permanently discontinued all further grants of options under the Director Stock Option Plan. The exercise price of options granted under the plan was set at the market value of the Common Shares at the time of grant. Options granted under the plan vested immediately and may be exercised for a period of 10 years from the date of the grant, subject to earlier termination five years following the retirement of their holder from the board or two years following the death of their holder.

Proportionate adjustments are made to options in the event of stock splits, stock dividends or other changes affecting our Common Shares.

Unexercised options granted prior to the termination of option grants in 2002 remain outstanding. The following table shows all option awards outstanding at October 31, 2011 to non-executive directors under our legacy Director Stock Option Plan.

Option-based awards(1)

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value(2) of unexercised in-the-money options at October 31, 2011 ($)
W.G. Beattie	February 27, 2002	2,911	24.68	February 27, 2012	69,689
J.T. Ferguson	February 27, 2002	4,000	24.68	February 27, 2012	95,760
V.L. Young	February 27, 2002	4,000	24.68	February 27, 2012	95,760

Compensation of RBC directors on other boards

During the 2011 fiscal year, Mrs. P. Gauthier and Mr. V.L. Young served as non-executive directors on the board of RBC Dexia Investor Services Trust (RBC Dexia Trust), a company in which RBC indirectly holds a 50% ownership interest.

Each received annual fees of $30,000 from RBC Dexia Trust. In addition, Mrs. Gauthier and Mr. Young each received $5,000 from RBC Dexia Trust for service as Chair of its Conduct Review Committee and Chair of its Audit Committee, respectively. Mrs. Gauthier and Mr. Young resigned from the board of RBC Dexia Trust on October 13, 2011.

(1)	Options granted to Mr. G.M. Nixon under the Stock Option Plan for eligible employees of RBC are reported under “Incentive plan awards” on page 54 in this Circular.
(2)	The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of RBC Common Shares on October 31, 2011. The values are based on $48.62, the closing price of RBC Common Shares on the TSX on October 31, 2011, the last trading day of the fiscal year.

16	Royal Bank of Canada

Committee reports

The board has established four committees to assist it in exercising its responsibilities: the Audit Committee, the Risk Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee. Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities.

Report of the Audit Committee

The Audit Committee assists the board in its: (i) oversight of the integrity of the financial statements; (ii) assessment and monitoring of the qualifications, performance and independence of the external auditor, Deloitte & Touche LLP (Deloitte); (iii) oversight of the adequacy and effectiveness of internal controls; and (iv) monitoring of compliance with legal and regulatory requirements. The Committee also oversees the effectiveness, independence and performance of the internal audit, finance and compliance functions and regularly meets with and has the authority to communicate directly with the heads of these functions. In addition, the Committee has oversight responsibility for significant legal matters, including litigation that could affect the financial statements and regularly meets with and has the authority to communicate directly with the General Counsel. The Committee also reviews the effectiveness of subsidiary governance and acts as the audit committee of certain federally regulated subsidiaries of RBC.

Management of RBC is responsible for the preparation, presentation and integrity of the financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the annual financial statements and an audit of internal control over financial reporting. The external auditor also reviews the quarterly financial information. The Committee is responsible for reviewing the adequacy and effectiveness of these activities and regularly meets with and has the authority to communicate directly with Deloitte.

The Committee assesses its effectiveness annually to ensure that it has fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at rbc.com/governance. For further information relating to the Audit Committee and external auditor, please refer to the section entitled “Audit Committee” in the Bank’s Annual Information Form dated December 1, 2011, which has been filed with securities regulators at sedar.com and may be obtained free of charge on request from the Secretary.

Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the corporate governance guidelines of the Canadian Securities Administrators (CSA). The Director Independence Policy also includes additional independence standards specified for Audit Committee members, as required by applicable Canadian and U.S. laws, and is posted on our website at rbc.com/governance.

Financial Literacy and Audit Committee Financial Experts

The board has determined that each member of the Committee is “financially literate” within the meaning of the rules of the CSA relating to audit committees and the corporate governance listing standards of the New York Stock Exchange. In considering criteria for determinations of financial literacy, the board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution.

The board has determined that each of T.J. Hearn, A.D. Laberge, J.P. Reinhard and V.L. Young qualifies as an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission (SEC).

2011 Highlights	In accordance with its charter, the Committee accomplished, among other things, the following in 2011:
	•	Reviewed and discussed with management and Deloitte and recommended for approval by the board the quarterly unaudited financial statements and, for inclusion in the 2011 Annual Report and annual report on Form 40-F filed with the SEC, the annual audited financial statements for the year ended October 31, 2011.
	•	Reviewed and discussed with management and Deloitte and recommended for approval by the board earnings releases on quarterly and annual results, the 2011 Annual Information Form, the 2011 Annual Report and the annual report on Form 40-F for the year ended October 31, 2011.

Royal Bank of Canada	17

•

Discussed with Deloitte its responsibilities in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and the design and scope of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the consolidated financial statements and on the effectiveness of internal control over financial reporting.

•	Discussed with Deloitte matters in connection with the audit that are required to be discussed by Canadian generally accepted auditing standards and by the standards adopted by the PCAOB.
•	Reviewed the qualifications and ongoing performance of Deloitte.
•	Received written confirmation from Deloitte of its independence from RBC and written disclosure of all relationships between RBC and Deloitte and their respective related entities that may impact Deloitte’s independence, consistent with applicable accounting requirements. In connection with its assessment of Deloitte’s independence, the Committee has discussed with Deloitte its independence including that firm’s relationships with RBC and its related entities and the potential effects of any relationships that may reasonably be thought to bear on independence.
•	Pre-approved all engagements with Deloitte, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from its quarterly reviews and year-end audit, and approved all of Deloitte’s fees.
•	Reviewed Deloitte’s Audit Partner Rotation Plan for 2012.
•	As part of its oversight responsibility, the Committee requires that management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, the Committee reviewed management’s progress toward its assessment that internal control over financial reporting is effective and received management’s report each quarter and for the year ended October 31, 2011.
•	Reviewed and approved the internal audit plan and reviewed quarterly reports of all audit activities conducted by the internal audit function, including quarterly assessments of the effectiveness of internal controls.
•	Reviewed the findings of a third-party assessment of the compliance function.
•	Reviewed and approved the organizational structure, budget, resources and mandates of the finance, compliance and internal audit functions and the Chief Administrative Officer and Chief Financial Officer, the Chief Compliance Officer and the Chief Internal Auditor, assessing the effectiveness of these functions and the individual performance of these officers.
•	As part of its oversight responsibility in monitoring effectiveness of legal entity governance controls, reviewed a report on subsidiary governance.
•	Received a presentation on the information security landscape, including risks and mitigating actions.
•	Reviewed and approved the Bank’s policy on disclosing material information.
•	Reviewed and approved the policy on reporting significant issues to the Chair of the Audit Committee and to the Chair of the Risk Committee.
•	Received regular updates from the General Counsel on legal matters and reports from the Chief Compliance Officer on compliance with applicable laws and regulations, including anti-money laundering regulations.
•	Received regular reports on capital management and reviewed and approved the Capital Management Framework.
•	Reviewed the 2011 results of the Bank’s enterprise stress testing program.
•	Approved the Internal Capital Adequacy Assessment Process and reviewed the 2012 Capital Plan.
•	Reviewed reports from the Ombudsman pursuant to the Bank’s policy on reporting accounting or auditing matters and complaints and the RBC reporting hotline.
•	Met regularly with Deloitte without management present and, at least quarterly, met separately with Deloitte, the Chief Internal Auditor, the General Counsel, the Chief Compliance Officer, the Chief Administrative Officer and Chief Financial Officer and the President and Chief Executive Officer, to discuss and review specific issues as deemed appropriate.
•	Received regular updates from management on the implementation of International Financial Reporting Standards (IFRS).
•

In addition, Committee members and other directors participated in a series of education sessions focusing on the transition to IFRS, including concentrated sessions on high-impact areas affecting RBC. These sessions were supplemented by one-on-one meetings on these high-impact areas with internal IFRS experts.

This report has been approved by the members of the Audit Committee.

V.L. Young (Chair), T.J. Hearn, A.D. Laberge, J. Lamarre, B.C. Louie, F.C.A., J.P. Reinhard and K.P. Taylor

18	Royal Bank of Canada

Report of the Risk Committee

The Risk Committee is responsible for overseeing risk management at RBC, balancing risks and rewards while ensuring that management has in place policies, processes and procedures designed to identify and effectively manage the significant risks to which RBC is exposed. The Committee also assists the board in its oversight of the effectiveness and independence of the Bank’s risk management function.

The Committee also fulfills the role of a conduct review committee for RBC and certain of its subsidiaries. It reviews policies and procedures established by management relating to compliance with the self-dealing provisions of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002 (SOX), as well as monitoring procedures to resolve conflicts of interest, reviewing and approving the Bank’s Code of Conduct and obtaining assurances that RBC has processes in place to ensure adherence to our Code of Conduct.

The Committee assesses its effectiveness annually to ensure that it has fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at rbc.com/governance.

Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at rbc.com/governance.

2011 Highlights

In accordance with its charter, the Committee accomplished, among other things, the following in 2011:

•    Reviewed and approved the Bank’s comprehensive Enterprise Risk Management Framework, which provides a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on the significant risks that face the organization, and a series of risk-specific frameworks outlining in detail how each significant risk impacts RBC, as well as the mechanisms for identifying, managing and reporting those risks.

•    Received in-depth reviews of risk issues presented by the Chief Risk Officer.

•    Reviewed regular reports on enterprise risks, including detailed reports on the quality of the Bank’s credit portfolio and on the assessment, monitoring and effective control of other risks facing the organization including market, operational, liquidity and funding and regulatory risks.

•    Approved the Enterprise Risk Appetite Framework, and reviewed regular reporting on the assessment of the Bank’s risk profile against risk appetite as part of the reporting on enterprise risks.

•    Received a report on the status of the Bank’s global anti-money laundering program and policies.

•    Reviewed the results of the Bank’s 2011 enterprise stress testing program and ad-hoc stress tests conducted throughout the year.

•    Approved the Internal Capital Adequacy Assessment Process and reviewed the 2012 Capital Plan.

•    Reviewed and recommended to the board for approval the delegation of risk limits to management, and approved transactions exceeding those delegated authorities.

•    Reviewed management’s benchmarking of the risk profile of RBC relative to its global peer group.

•    Approved amendments to regulatory capital models.

•    Approved amendments to the RBC Enterprise-wide Personal Trading Policy.

•    Approved amendments to the Conflicts of Interest Policy and Control Standards.

•    Reviewed regular reports on operational controls and governance in Capital Markets.

•    Received regular updates on activities of the Bank’s Reputation Risk Oversight Committee, which reviews structured transactions and complex credits, products and services with potentially significant reputational risks.

•    Received a report on the business continuity management program, the objectives of which are to ensure the safety of RBC staff, to mitigate the impact of interruptions on business activities, and to protect essential business processes from the effects of major service outages or disasters.

•    Reviewed reports on transactions with related parties of RBC to confirm that such transactions comply with the self-dealing provisions of the Bank Act and applicable provisions of SOX and related rules.

Royal Bank of Canada	19

•	Reviewed and approved our Code of Conduct.
•	Received a report on procedures for dealing with customer complaints, including the annual report of the Bank’s Ombudsman on complaints resolution, and other consumer protection provisions, including a report on compliance with the requirements of the Financial Consumer Agency of Canada.
•	Reviewed RBC Financial Crisis Management Recovery and Resolution Plans.
•	Met regularly with the Chief Risk Officer, without other members of management present.
•	Reviewed and approved the organizational structure, budget, resources and mandates of the risk management function and Chief Risk Officer, assessing their effectiveness.

This report has been approved by the members of the Risk Committee.

W.G. Beattie (Chair), J.T. Ferguson, F.C.A., J. Lamarre, M.H. McCain, H. Munroe-Blum, E. Sonshine,

B.A. van Kralingen and V.L. Young

Report of the Corporate Governance and Public Policy Committee

The Corporate Governance and Public Policy Committee acts as the nominating committee responsible for recommending to the board individuals qualified to become directors. It annually reviews the credentials of nominees for election as directors and oversees the process for evaluation of board, committee and director effectiveness. The Committee is also responsible for advising the board in applying governance principles and practices, monitoring developments in corporate governance and adapting best practices to the needs and circumstances of RBC, monitoring the amount and form of director compensation, and reviewing shareholder proposals and recommending to the board responses to these proposals.

As part of its public policy responsibilities, the Committee reviews policies and programs designed to create the Bank’s strong and sustained reputation and advises the board on public affairs matters including the development of corporate donations and community investment policies and programs.

The Committee assesses its effectiveness annually to ensure that it has fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at rbc.com/governance.

Independent Committee		The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at rbc.com/governance.

2011 Highlights		In accordance with its charter, the Committee accomplished, among other things, the following in 2011:
	•	Made recommendations to the Board of Directors regarding the design of the annual evaluation of effectiveness of the board.
	•	Reviewed the composition of the board, giving careful consideration to factors such as age, diversity, geographies, skills and experience represented on the board. During 2011, the Committee undertook a search for three director candidates. The Committee recommended that the board appoint Dr. Heather Munroe-Blum and Ms. Bridget van Kralingen as new directors. The skills, qualifications and experience of these new directors are already adding value to the organization. The Committee also recommended that the board nominate Mr. Richard George to stand for election as a director for the first time at the 2012 Annual Meeting.
	•	Recommended that the board approve a revised tenure policy that provides that a director will not be renominated for election at an annual meeting after reaching the earlier of age 70 or 15 years of service on the board. This policy is outlined on page 69 of this Circular.
	•	Reviewed a report on subsidiary governance to support the board in its oversight responsibility in this area.
	•	Reviewed credentials and performance of individuals proposed for election as directors.
	•	Reviewed and approved an updated matrix identifying the areas of experience and expertise represented on the board.
	•	Assessed direct and indirect material relationships between each director nominee and RBC and recommended to the board that 15 of the 16 nominees named in this Circular are independent.

20	Royal Bank of Canada

•	Reviewed the Statement of Corporate Governance Practices and the responses to the shareholder proposals included in this Circular.
•	Continued to monitor new legislation impacting corporate governance practices.
•	Received reports relating to client loyalty, media coverage, regulatory developments and government affairs and the Bank’s reputation with its key stakeholders.
•	Received an update on the Bank’s brand and on the RBC environmental blueprint.
•	Reviewed the Bank’s corporate donations strategy, received updates on community investment activities and recommended that the board approve the 2012 Donations budget.

This report has been approved by the members of the Corporate Governance and Public Policy Committee.

D.P. O’Brien (Chair), W.G. Beattie, P. Gauthier, T.J. Hearn, B.C. Louie, F.C.A., M.H. McCain, H. Munroe-Blum and E. Sonshine

Report of the Human Resources Committee

The Human Resources Committee acts as the compensation committee of the board. This Committee is responsible for advising the board on succession planning, compensation and human resources principles and on related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC within acceptable risk tolerances. As detailed in the 2011 Executive Compensation section starting on page 21 of this Circular, the board approves the compensation of the President and Chief Executive Officer further to the recommendations of the Committee in light of his performance and the Bank’s performance against approved objectives and against the performance of financial institutions in our global peer group. The Committee annually reviews executive talent development strategies, succession plans for key senior leadership roles and readiness of the Bank’s executive talent to deliver strategic goals of RBC. In addition, the Committee makes recommendations to the board on the compensation of senior management and matters concerning the Bank’s pension plans.

The Committee assesses its effectiveness annually to ensure that it has fulfilled the responsibilities set out in its charter. The full charter of the Committee is posted on our website at rbc.com/governance.

Independent Committee	The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at rbc.com/governance. The Committee recognizes that independence from management is fundamental to its effectiveness in managing executive compensation programs and meets privately, without members of management present, after every regularly scheduled committee meeting.

2011 Highlights	In accordance with its charter, the Committee accomplished, among other things, the following in 2011:
	•	Reviewed opportunities to enhance the design of executive compensation programs to ensure that policies and practices are consistent with and promote sound and effective risk management. In that regard, the Committee recommended to the board refinements to strengthen alignment with emerging best practice recommendations of global regulators and competitiveness of compensation programs, including:
• expanding the Compensation Risk and Performance Adjustment Process for covered employees to allow for adjustments to deferred and/or unvested incentive awards after they are awarded; and
• reviewing and approving design changes to major compensation programs.
	•	Met with the Chief Risk Officer to review the results of the compensation risk adjustment process under the RBC policy on compensation risk management.
	•	Reviewed risk mitigation strategies, variable compensation processes and risk compensation considerations for major compensation programs.
	•	Reviewed the results of stress testing performance-based incentive programs against different scenarios of Bank performance to ensure that programs are aligned with the Bank’s pay-for-performance principle, would pay out as intended, and would not drive risk in excess of the Bank’s risk appetite.
	•	Received regular updates on the regulatory compensation environment.
	•	Met with the Chief Internal Auditor to review the results of the internal audit review of compensation practices and alignment with the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards.

Royal Bank of Canada	21

•	Received regular updates from the Committee’s compensation consultant on market trends and developments in compensation design and practices.
•	Met privately with the Committee’s compensation consultant without members of management present at every meeting of the Committee.
•	Met with an executive compensation expert from Frederic W. Cook & Co. to discuss the results of a third-party review of major incentive compensation plans and policies and opportunities to align programs with emerging best practices.
•	Approved amendments to the Bank’s core compensation comparator group and developed a reference comparator group made up of global financial institutions to provide additional context in setting the compensation of the President and Chief Executive Officer against the core group.
•	Reviewed and made recommendations to the board for the compensation of the President and Chief Executive Officer and other senior management, including the Named Executive Officers.
•	Reviewed executive talent management at RBC and assessed the effectiveness of leadership development strategies, assessment and development processes and the depth and diversity of succession pools in place to support the strategic objectives.
•	Reviewed the funding, performance and investment strategy of the Bank’s pension plans.
•	Reviewed and approved our Code of Conduct.

The members of the Human Resources Committee approved this report and reviewed, and recommended to the board for approval, the Compensation discussion and analysis included in this Circular.

K.P. Taylor (Chair), J.T. Ferguson, F.C.A., P. Gauthier, A.D. Laberge, D.P. O’Brien, J.P. Reinhard and B.A. van Kralingen

2011 Executive Compensation

Contents
22	Human Resources Committee letter to shareholders
24	Compensation discussion and analysis
25	Approach to compensation
	26	Compensation governance
	29	Compensation risk management
	32	Compensation decision-making
	36	Components of executive compensation
	40	2011 RBC compensation awards
51	Talent management and succession planning
51	Executive compensation alignment with shareholder returns
52	Named executive officer compensation
	53	Summary compensation table
	54	Incentive plan awards
	56	Pension plan benefits
	58	Employment contracts, termination, and change of control
60	Indebtedness of directors and executive officers
60	Additional information on compensation

22	Royal Bank of Canada

Dear Shareholder,

Our approach to executive compensation is to pay for performance and to ensure compensation programs are aligned with effective risk management. We believe that approaching compensation in this way will create sustainable shareholder value over the long term. The objectives, principles and practices that are the foundation of our approach to executive compensation are explained in the compensation discussion and analysis that follows in the next section.

Compensation practices have evolved considerably over the last few years, particularly in the area of risk management, and RBC has embraced the opportunity to enhance the design of our compensation policies and plans. Some of our initiatives in this respect include our early and voluntary adoption of policies on forfeiture and clawback, minimum share ownership, and a shift away from stock option awards towards more performance-based deferred compensation programs.

RBC’s reputation for strength, stability and integrity is a competitive advantage in a volatile global marketplace. Our disciplined approach to risk management is a key driver of that strength, and one we are committed to continually improving.

Performance and compensation

In 2011, consistent with our vision of always earning the right to be our client’s first choice, our strategic goals were:

•	in Canada, to be the undisputed leader in financial services;
•	globally, to be a leading provider of capital markets and wealth management solutions; and
•	in targeted markets, to be a leading provider of select financial services complementary to our core strengths.

We made steady progress on our long-term strategy in 2011. We extended our leadership position in Canada, and had record net income in Canadian Banking, Wealth Management and Insurance, and strong growth in our corporate and investment banking business in Capital Markets. We grew Capital Markets and Wealth Management globally, and we continued to invest and build in select international businesses. The result was net income of $6.7 billion from continuing operations, representing a 16% increase over 2010. Net income from consolidated operations in 2011 was $4.9 billion, which included a loss of $1.6 billion related to the previously announced sale of our U.S. regional retail banking operations, consisting primarily of a $1.3 billion write-off of goodwill and intangibles. The sale of the U.S. regional retail banking operations represented the achievement of a key strategic objective for 2011.

Our approach to compensation

Our approach to compensation recognizes that compensation programs must be designed to attract and retain the talent needed for the organization’s continued success in a competitive global marketplace. These programs are aligned with performance goals that motivate executives to achieve strategic goals prudently and within acceptable risk tolerances. Our compensation programs are designed to reward individual contribution and to create long-term shareholder value.

Compensation, and executive compensation in particular, is designed around four key guiding principles: (i) compensation aligns with shareholder interests; (ii) compensation aligns with sound risk management principles; (iii) RBC pays for performance; and (iv) compensation enables RBC to attract and retain talent.

Alignment with regulatory expectations

In 2011, we continued to make enhancements to our compensation practices, with the goal of strengthening alignment to risk management principles, shareholder interests and evolving regulatory expectations and industry practices. We made the following key enhancements:

•

enhanced our process for adjusting compensation for risk and performance for members of the Group Executive and other employees who may have a material impact on RBC’s risk profile, to allow for reductions to deferred and/or unvested compensation awards to reflect risk outcomes;

•	further enhanced processes to ensure the design of compensation programs is not contributing to risk and risks have been appropriately accounted and adjusted for in incentive compensation payouts; and
•	further reduced the weighting of stock options, for eligible executives, in the mid and long-term incentive mix (now 75% performance deferred share units and 25% stock options).

Compensation design

Our executive compensation programs include base salary, as well as annual variable short, mid and long-term performance-based incentive awards that are tied to RBC’s performance.

In assessing performance and determining the compensation of the President and Chief Executive Officer and members of the Group Executive, the Human Resources Committee considered the overall performance of RBC in achieving the objective set at the beginning of the year of maximizing shareholder returns through the achievement of top quartile Total Shareholder Returns (TSR) over the medium term (three to five years), and also reviewed a number of measures of performance, both financial and non-financial, including:

•	financial performance of RBC, and for business group heads, the financial performance of the business segment;

Royal Bank of Canada	23
•	individual performance relative to risk, strategic and operational objectives, including initiatives that support longer-term performance and alignment with all stakeholders;
•	performance against our medium-term objectives (diluted earnings per share growth, return on equity and capital strength); and
•	our three-year TSR performance relative to the performance of our global performance comparator group.

The Human Resources Committee also considered the market competitiveness of compensation relative to similar roles within our compensation comparator group, taking into account our relative size, scope and business complexity, as well as each executive’s individual performance and potential to make increasingly more significant contributions to the organization in the future.

2011 incentive compensation for Gordon M. Nixon, President and Chief Executive Officer

In 2011, under Mr. Nixon’s leadership, RBC reported net income from continuing operations of $6.7 billion, in a year marked by global economic and market upheaval. Consolidated net income of $4.9 billion reflected the write-off of goodwill and intangibles associated with the announced sale of RBC’s U.S. regional retail banking operations. In addition, we actively strengthened our capital base, which remains strong with a Tier 1 capital ratio of 13.3%.

For more information about our financial performance in 2011, please refer to the financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2011, available on our website on rbc.com/investorrelations.

A detailed description of the evaluation of our President and Chief Executive Officer’s performance starts on page 41. The board approved a short-term incentive for Mr. Nixon in the amount of $1,750,000, versus a target of $2,250,000, including an award of 50% of target (a reduction of $675,000 from the target award) for the portion of the award based on financial performance, and strong performance against risk, strategic and operational objectives including the sale of our U.S. regional retail banking operations. The board’s decision regarding the financial portion of the short-term incentive award for Mr. Nixon was made in light of RBC’s net income from consolidated operations, notwithstanding the net income from continuing operations of $6.7 billion. The board also approved mid and long-term incentive awards for Mr. Nixon with a combined value of $6,850,000 (a reduction of $650,000 from the target award set at the beginning of the year) taking into account RBC performance primarily on a continuing operations basis, as this best reflects overall performance and progress towards the achievement of our medium-term TSR objective.

For details of the total compensation awarded to our President and Chief Executive Officer and to the other named executive officers of RBC, see pages 40 to 51.

Looking ahead

RBC is committed to engaging with its investors and to ongoing monitoring of developments relating to approaches for assessing alignment of CEO compensation and company performance, based on views expressed by investors and guidance of global regulators. We hope that you review the 2011 Executive Compensation section that follows before you cast your say-on-pay vote, and that you will agree that our approach is in line with the expectations of our shareholders and RBC performance. If you have specific concerns you wish to discuss, contact the board by email as indicated on our governance website at rbc.com/governance.

David P. O’Brien, O.C. Chairman of the Board	Kathleen P. Taylor Chair, Human Resources Committee

24	Royal Bank of Canada

Compensation discussion and analysis

Key policies and practices relating to compensation at RBC
RBC pays for performance.
•	Significant amount of pay is “at-risk” for the CEO and members of the Group Executive (page 34).
•	Performance of the CEO and members of the Group Executive is assessed against a balanced combination of financial, risk, strategic and operational objectives, which are aligned with our strategic goals (page 34).

Compensation aligns with sound risk management principles.
•	Board and management committees oversee all major compensation programs and payouts (pages 26 and 27).
•	Our approach, aligned with the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards, is outlined in an overarching policy and includes a forfeiture and clawback policy and restrictions on trading and hedging RBC securities (page 31).

Compensation programs are tested for effectiveness.
•	Total direct compensation during tenure for the CEO is back tested to assess the alignment of compensation outcomes with RBC performance (page 35).
•	For major compensation programs, including those in which the CEO and members of the Group Executive participate, stress testing is performed annually to assess how these programs might pay out under different scenarios of RBC performance (page 34).

Named executive officers do not have employment contracts.
•	Standard severance terms are aligned with market practices (page 58).

Equity awards subject to “double trigger” in change of control event.
•	Equity awards vest on an accelerated basis only where termination of employment follows a change of control (page 58).

All executives of RBC and managing directors in Capital Markets are required to hold a minimum number of RBC shares.
•	The CEO and members of the Group Executive are required to maintain minimum shareholdings into retirement (page 39).

The board ensures a comprehensive talent management and succession planning framework is in place.
•	Contingency and long-term succession plans for the CEO, members of the Group Executive and other senior management are reviewed on an annual basis (page 51).

The Human Resources Committee uses an independent compensation advisor to review compensation programs and awards for the CEO and members of the Group Executive (page 28).

Royal Bank of Canada	25

Approach to compensation

Our executive compensation programs are designed to attract and retain the talent we need to compete and succeed in a competitive global market. These programs are designed to align our executives’ interests with the achievement of performance objectives and strategic goals within our risk appetite, driving superior financial performance and generating sustainable shareholder returns.

Our approach to compensation overall, and executive compensation in particular, is based on four key guiding principles:

1. Compensation aligns with shareholder interests

Performance-based incentive programs align the interests of executives with shareholders as payouts from these programs vary based on the absolute and relative performance of RBC. Executives receive a significant portion of compensation as equity incentive awards, motivating them to focus on RBC’s longer-term success. Executives are required to meet share ownership requirements, with the President and Chief Executive Officer (CEO) and members of the Group Executive (which includes the CEO’s direct reports) required to maintain significant RBC shareholdings, including for a period into retirement.

2. Compensation aligns with sound risk management principles

Our risk management culture is reflected in our approach to compensation. Compensation principles and practices align with the enterprise-wide risk management framework to ensure there is an appropriate balance between risk and reward. Performance is assessed on a number of measures, including adherence to risk management policies and guidelines. Our Policy on Compensation Risk Management reflects the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards, which has been adopted by our principal regulators.

3. RBC pays for performance

The performance of our executives is assessed against key financial, risk, strategic and operational objectives that are aligned with our strategic goals. A significant portion of performance-based pay is deferred in the form of equity incentive awards in order to align compensation with the risk time horizon and motivate executives to generate longer-term value for shareholders. To create a clear relationship between pay and performance, executives have an opportunity to earn higher compensation for outstanding performance, and conversely, less compensation when RBC, a business segment and/or individual results fall below expectations.

4. Compensation enables RBC to attract and retain talent

Talented and motivated executives are essential to building a sustainable future for our company. As such, we offer compensation that is competitive within the markets where we operate and compete for talent. Compensation programs reward executives for high performance and their potential for future contribution. The equity incentive programs, including forfeiture provisions, also encourage executives to build long-term careers at RBC.

26	Royal Bank of Canada

Compensation governance

Highlights
•	The board’s mandate to oversee compensation is supported through the efforts of both board and management committees.
•	The Human Resources Committee assists the board with its compensation-related responsibilities and works with senior management to ensure our approach to compensation continues to be aligned with our guiding compensation principles.
•

The Compensation Risk Management Oversight Committee supports the Human Resources Committee in its oversight of RBC’s compensation risk management. Members include the Chief Risk Officer, the Chief Human Resources Officer and the Chief Administrative Officer and Chief Financial Officer.

Our compensation governance structure consists of board and management committees and our independent advisor. The compensation governance structure, illustrated below, is reviewed regularly against best practices and regulatory guidance.

Board of Directors

The board is responsible for the oversight of the compensation principles, policies and programs at RBC, including the management of compensation risk. The board approves major compensation programs and payouts, including the compensation for the CEO and members of the Group Executive based on recommendations made by the Human Resources Committee.

Royal Bank of Canada	27

Human Resources Committee

The Human Resources Committee (the Committee) assists the board in carrying out its responsibilities with respect to compensation matters, by:

•	reviewing the major compensation policies and programs of RBC and certain of its subsidiaries against business objectives and the risks to which they are exposed;
•	meeting with the Chief Risk Officer to ensure the design of major compensation programs and payouts align with sound risk management principles and practices;
•

reviewing and approving key financial, risk, strategic and operational objectives relevant to the compensation of the CEO and annually recommending to the board the CEO’s compensation, following an evaluation of the CEO’s performance against these objectives;

•	recommending the compensation of members of the Group Executive to the board for approval, following a review of their performance assessments and compensation recommendations provided by the CEO; and
•	supporting the board in its oversight of talent management and succession planning.

All of the members of the Committee are independent under the standards set out in our Director Independence Policy. The board recognizes the importance of appointing knowledgeable and experienced individuals to the Committee who have the necessary background in executive compensation and risk management to fulfill the Committee’s obligations to the board and shareholders. Most members of the Committee have significant experience in these areas as senior leaders of complex organizations and through their prior and current membership on the Human Resources or Risk Committees of the RBC board. Most members currently serve, or have served on, compensation committees of the boards of other large complex organizations. Two members of the Committee are audit committee financial experts, as defined by the Securities and Exchange Commission, and serve on the RBC Audit Committee. In addition, two members of the Committee sit on the Risk Committee of the RBC board. This cross membership between committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

The members of the Human Resources Committee are Kathleen P. Taylor (Chair), John T. Ferguson, F.C.A., Paule Gauthier, Alice D. Laberge, David P. O’Brien, J. Pedro Reinhard and Bridget A. van Kralingen.

Compensation Risk Management Oversight Committee

The Compensation Risk Management Oversight Committee (CRMOC) supports the Committee in its oversight of compensation risk management at RBC. The CRMOC includes the Chief Risk Officer, the Chief Human Resources Officer and the Chief Administrative Officer and Chief Financial Officer (the CAO and CFO). The CRMOC’s responsibilities include the review of:

•

the alignment of compensation programs at RBC with the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards, which is conducted at least annually through a formal risk assessment process and is presented to the Committee (an overview of this alignment can be found on page 31);

•	the design, funding, payout and stress testing of major compensation programs;
•	the process by which compensation at the program and individual level can be adjusted for risk and performance (see page 29 for more information); and
•	the Criteria for the Identification of Covered Employees (see page 29 for more information).

A compensation sub-committee supports the CRMOC by providing detailed oversight of all compensation programs and policies. The sub-committee is comprised of senior management from key stewardship and support functions, including risk, compliance, finance, legal and human resources.

Role of the Chief Risk Officer in compensation

The Chief Risk Officer (CRO) met twice with the Committee to review his assessment of major compensation programs at RBC and their alignment with sound risk management principles and practices. The CRO also presents a report to the Committee at year-end, which includes his recommendations regarding the incorporation of risk in incentive compensation decisions at the program level and for individual “Covered Employees.” Covered Employees are those employees who, based on their roles, may have a material impact on the risk profile of RBC. This is described in more detail on page 29.

28	Royal Bank of Canada

Independent advice

The Committee has retained Hay Group as its external independent compensation advisor since 2004. Hay Group is an important independent resource for advice and counsel, and its role includes:

•

annually reviewing RBC’s compensation principles and the design of major programs to ensure they remain aligned with shareholder interests, including being market competitive, as well as recommending changes;

•	advising on compensation and governance trends, issues and changes in executive compensation in Canada, the U.S. and the U.K.;
•	providing advice with respect to the design of compensation programs;
•

providing advice regarding the appropriate level of compensation based on individual, business segment and overall RBC performance, as well as market positioning in order to assist the Committee in developing recommendations for the total compensation of the CEO and, in view of recommendations made by the CEO, to assist in developing compensation recommendations for members of the Group Executive;

•	reviewing compensation-related materials prepared by management in advance of Committee meetings and highlighting potential issues to the Chair of the Committee; and
•	reviewing the results of stress tests to assess how the performance-based incentive programs might pay out under different scenarios of RBC performance.

The Committee regularly meets in-camera with the independent advisor without management present, as this is fundamental to the Committee’s effectiveness in overseeing compensation.

Hay Group also provides market information as they are the sole provider of specialized surveys of compensation practices amongst Canadian financial institutions for both executive and non-executive compensation roles. As in past years, the Committee assessed the independence of Hay Group, reviewing the non-Committee services to be performed for 2011 and the proposed fees. The Committee was satisfied that, given the nature and value of the other services provided by Hay Group, this did not impact its ability to act as an independent resource for the Committee.

The table below shows the fees paid to Hay Group over the last two years.

Services performed	Fees paid in 2011(1)	Percentage of total fees paid in 2011	Fees paid in 2010(1)
Executive compensation-related fees	$197,625	70%	$180,971
All other fees (position evaluation and compensation surveys)	$84,055	30%	$89,675

(1)	Amounts exclude taxes paid.

In 2011, RBC management engaged Frederic W. Cook & Company to provide additional market perspective and advice on policy development regarding a number of compensation risk management and program design matters. The internal review and discussions with Frederic W. Cook & Company focused on the design of our major compensation programs and key compensation risk-related policies and practices, to identify opportunities to enhance our approach to compensation and strengthen alignment with the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards and associated regulations in the geographies in which we operate. Highlights of the review and recommendations were presented by Frederic W. Cook & Company to the Committee and were considered in enhancing the process for adjusting compensation awards for risk and performance and in the review of 2012 compensation program designs. Frederic W. Cook & Company concluded that RBC practices effective compensation governance and that incentive compensation programs are designed to adhere to sound risk management principles.

The table below shows the fees paid to Frederic W. Cook & Company over the last two years.

Services performed	Fees paid in 2011(1)	Percentage of total fees paid in 2011	Fees paid in 2010(1)
Executive compensation-related fees	—	—	—
All other fees	$52,112	100%	—

(1)	Amounts exclude taxes paid.

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Compensation risk management

Highlights

•	Our approach to compensation risk management is outlined in an overarching policy applicable to all employees of RBC.
•

Consistent with the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards, compensation arrangements for employees who may have a material impact on RBC’s risk profile (Covered Employees) are subject to additional oversight as well as the requirement to defer a substantial portion of their pay in the form of equity-based incentive awards to align with shareholder interests.

•

In 2011, we further enhanced the process for adjusting compensation for risk and performance, such that all mid and long-term incentives granted to Covered Employees can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk, and (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant.

This section outlines key compensation risk management policies and practices in place for our executive and Capital Markets compensation programs to ensure alignment with regulatory requirements and the short and long-term interests of our shareholders.

RBC Policy on Compensation Risk Management
Purpose	Sets out the compensation risk management practices for RBC. The policy is guided by the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.
Applicability	All employees.
Key features	•	The policy outlines the following:
		•	the role of the CRMOC, as described on page 27;
		•	the proportion of variable compensation that will be paid under deferral arrangements for executives and Covered Employees, which is based on the employee’s role and the level of compensation awarded;
		•	that deferred compensation will be awarded in equity or equity-linked instruments for executives and Covered Employees; and
		•	that compensation for employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they support, to affirm their independence.

Criteria for the Identification of Covered Employees
Purpose	Identifies employees who, based on their roles, may have a material impact on the risk profile of RBC, in order to ensure risks are appropriately reflected in their compensation outcomes.
Applicability	All employees.
Key features	•	Compensation arrangements for Covered Employees are subject to additional provisions and review by the CRO to ensure they do not contribute to risk-taking in excess of the risk appetite of RBC.
	•	The selection criteria are based on key risk factors, and reflect our intention to include all relevant employees regardless of an employee’s level within the organization.

Adjustments for compensation risk and performance
Purpose	Ensures that appropriate adjustments for risk and performance are reflected in performance-based compensation amounts. Potential risk adjustments can be made to entire programs, business segments within a compensation program, or individual Covered Employees, depending on the underlying nature of assessed risk and actual performance and risk outcomes.
Applicability	All major compensation programs and Covered Employees.
Key features	•	To assist the Committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews compensation program pool calculations to ensure significant items impacting the results for the period are identified and appropriately captured. Key financial measures are reviewed as part of this process, including net income (on a before bonus and tax, and after-tax basis), return on equity, and economic profit that takes into account the cost and quantity of capital.
	•	The review of compensation program calculations is complemented by the review of key risk factors to identify significant quantitative and qualitative risks that should be taken into account in determining variable compensation awards. These factors are reviewed by the CRO and the CRMOC and, if required, adjustments for risk will be recommended by the CRO to the Committee. Key risk factors include, but are not limited to: risk concentrations including credit and market risk exposure, and exposure to stress events.
	•	In 2011, the process was enhanced so that mid and long-term incentives granted to the CEO, members of the Group Executive and other Covered Employees can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk, and (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Adjustments for the CEO and members of the Group Executive are recommended by the Committee and approved by the board.

30	Royal Bank of Canada

RBC Policy on Forfeiture and Clawback
Purpose	Addresses situations in which individuals might profit from business activities that are conducted inappropriately or outside of approved risk limits and tolerances, or from financial results, financial reporting or financial statements that are erroneous or misstated.
Applicability	The CEO, members of the Group Executive, all executives of RBC and Capital Markets employees who participate in the RBC Capital Markets Compensation Program. Under the policy, the financial restatement trigger applies to the CEO and the CAO and CFO, and all other members of the Group Executive.
Key features	•	Allows RBC to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards in the event of misconduct, including failure to follow internal policies and procedures.
	•	A financial restatement trigger permits RBC to recoup incentive awards that have been paid or vested and to cancel unvested mid and long-term incentive awards in excess of the amount that would have been received under the restated financial statements, subject to the board’s discretion.
	•	Additionally, performance-based incentive programs at RBC include provisions that would revoke certain awards to the CEO, members of the Group Executive, and other participants if their employment is terminated for cause. In the event of termination for cause and consistent with the laws of the jurisdictions in which we operate, the terminated participant would forfeit all previously awarded unvested mid and long-term incentive awards.

Restrictions on trading and hedging RBC securities
Purpose	Maintains alignment of employee interests with those of our shareholders.
Applicability	All employees.
Key features	•	Prohibits employees from selling securities of RBC directly or indirectly if they do not own or have not fully paid for them (a short sale) and also prohibits employees from directly or indirectly buying or selling a call or put on securities of RBC, subject to certain limited exceptions for employees of RBC subsidiaries.
	•	Prohibits employees from entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of securities of RBC.

Independent review of compensation programs and practices

An independent review of our compensation governance practices and our alignment with the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards and other regulatory guidance, is conducted annually by RBC’s internal audit group. The Chief Internal Auditor of RBC reported the results of the review for fiscal 2010 to the Committee. The internal audit group was satisfied with RBC’s alignment to regulatory guidance, recognizing that our programs and practices continue to evolve as additional regulatory guidance is provided. The results of the review were also provided to our principal regulators.

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Alignment to the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards

The following table highlights how our practices align with key elements of the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards. Our approach to compensation continues to generally align with the Financial Stability Board’s principles, as well as expectations from our principal regulators. We anticipate the standards set by regulators will continue to evolve over the next several years, and as such, changes to our practices will be a multi-year effort.

Financial Stability Board Principles		Compensation practices at RBC
The Board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for oversight and decision-making with respect to the compensation principles, policies and programs at RBC, including the management of compensation risk.
The Board monitors and reviews the operation of the compensation system	✓

The board, with the support of the Human Resources Committee, monitors and reviews the compensation system to ensure alignment with risk management principles and practices. This includes reviewing and approving compensation policies, as well as the design of major compensation programs, payouts, and adjustments for risk at the program and individual level.

Employees responsible for key risk and financial control activities are compensated in a manner that is independent of the specific business segments they support	✓	Compensation for employees responsible for financial and risk control activities (e.g., risk, audit, compliance and finance) is determined independently from the performance of the businesses they support.
Compensation is adjusted for current and potential risks	✓	The Committee considers potential adjustments to compensation payouts both at the program and individual level, guided by the CRO’s review of a number of risk factors.
	✓	At the individual level, Covered Employees’ adherence to risk management and compliance policies are reviewed, and adjustments are applied as required.
Compensation outcomes are symmetric with performance outcomes	✓	Our principle of pay for performance drives compensation awards, ensuring incentives are symmetric with performance and risk outcomes. This is evident in aspects such as:
• performance-based incentive pools are primarily based on net income;
• stress testing processes assess how performance-based incentive programs might pay out under different scenarios of RBC performance;
• final payouts for mid-term incentive awards are subject to a performance modifier after the deferral period, which has the potential to increase or decrease awards by up to 25%;
• awards can be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure of managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant; and
•

a forfeiture and clawback policy which covers the CEO, members of the Group Executive, RBC executives and participants in the RBC Capital Markets Compensation Program. The policy includes a financial restatement trigger, applicable to the CEO and members of the Group Executive.

Payout of compensation is sensitive to the time horizon of risks	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value, a significant portion of variable compensation must be deferred (at least 40% for Covered Employees and at least 70% for the CEO) and vests over a period of three or four years.
	✓	We have share ownership requirements, which extend into retirement for the CEO and members of the Group Executive (first two years for CEO; first year for Group Executive).
The mix of cash, equity and other forms of compensation is consistent with the alignment of risk	✓

A significant portion of pay at-risk is deferred to align compensation with the risk time horizon and to motivate executives to create long-term value. The mix of compensation awards varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

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Compensation decision-making

Highlights

•

In 2011, the comparator group of financial institutions used to benchmark CEO and Group Executive compensation was updated to better reflect the business profile of RBC and our international growth strategy, as well as the associated talent requirements.

•	Performance is assessed against a balanced combination of financial, risk, strategic and operational performance objectives, which are aligned with our strategic goals.
•

Stress testing is performed annually for major compensation programs, including those for the CEO and members of the Group Executive, to assess how these programs might pay out under different scenarios of RBC performance.

The compensation decision-making process

Our annual process for determining compensation for executives includes the following steps:

The following section describes how this process is applied to the CEO and members of the Group Executive.

On an annual basis, we review the program design and pay levels of other financial institutions that represent our primary competitors for talent, to ensure that our programs remain market competitive. The Committee’s independent advisor, Hay Group, analyzes market information and assists the Committee in determining the appropriate benchmark compensation comparator groups for the CEO and members of the Group Executive. We also obtain market information from a number of other external consulting firms, including McLagan, Mercer Ltd. and Towers Watson. In addition to providing market information, Towers Watson provides RBC management with guidance on executive compensation market practices. Pay information from public disclosures is also considered.

The compensation comparator group

Annually, the compensation comparator group used to benchmark target compensation for the CEO and members of the Group Executive is reviewed and approved by the Committee. Based on the review completed in 2011, changes were made to better reflect the business profile of RBC (i.e., size, business mix and scale of operations outside of the home country) and our international growth strategy, as well as the associated talent requirements. The Committee approved changes to:

•	refine the compensation comparator group of Canadian financial institutions (now referred to as the “core comparator group”), which serves as the primary benchmark in setting pay levels; and
•	develop a reference comparator group to provide additional context in setting the CEO’s pay against the core group.

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In light of the review, the Committee considered the compensation market information for the core and reference comparator groups and concluded that 2011 target compensation levels for the CEO were appropriate, and that no changes would be made for 2012 (see “Target competitive positioning” below).

The financial institutions in the core comparator group are selected based on industry similarity and are also our primary competitors for talent. The following tables summarize the selection criteria for the core comparator group, and the resulting list of companies:

Selection criteria		Core comparator group
Head office location	Canada	Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial Sun Life Financial Toronto-Dominion Bank
Line of business	Diversified banks and other financial institutions
Company size (financial criteria)	Meet criteria on at least one of the following measures (generally half to two times RBC): - Revenue - Assets - Market Capitalization

The following tables summarize the selection criteria for the reference comparator group, and the resulting list of companies:

Selection criteria		Reference comparator group
Head office location	Outside of Canada	Barclays BNP Paribas Credit Suisse JP Morgan Chase National Australia Bank	PNC Financial U.S. Bancorp Wells Fargo Westpac Banking
Line of business	Diversified banks and other financial institutions
Key company characteristics	Relevant with respect to: - size - business mix - scale of operations outside of home country - financial condition

The following table summarizes how RBC ranks on key selection criteria against each group:

(C$ millions)	RBC	Core comparator group				Reference comparator group
		Median	RBC Rank			Median	RBC Rank
Revenue	$ 27,430	$ 19,585	2	}	of 7 companies	$ 32,600	6	}	of 10 companies
Total Assets	$ 751,702	$ 415,561	1			$ 1,098,569	7
Market Capitalization	$ 69,934	$ 34,062	1			$ 54,819	5

Source: Information is from public filings for the most recently available fiscal year.

Target competitive positioning

For the CEO, target total direct compensation is established early in the fiscal year against the target total direct compensation of the core comparator group, taking into account the size of RBC and its diverse group of businesses and geographies relative to peers. As RBC is the largest of the core comparator companies based on two of the three financial selection criteria, the Committee also tests pay decisions against comparable roles among the reference group companies, considering available information on relative size, business mix and performance.

After reviewing compensation information from the core and reference comparator groups and receiving advice from its independent advisor, the Committee determined that no changes would be made for 2012 and that establishing the target total direct compensation for the CEO above the median of the core compensation comparator group continues to be appropriate in light of the relative size and business mix of RBC.

Similar to the CEO, target total direct compensation for members of the Group Executive is established based on compensation levels for comparable roles in the core comparator group companies. While the reference comparator group is not considered when setting targets for members of the Group Executive, broad market information for financial institutions outside of Canada is provided to the Committee for additional context for select members with significant international responsibilities, including the Co-Group Heads of Capital Markets; target total direct compensation for the CAO and CFO and the Group Head of Canadian Banking is set against the core comparator group only. After reviewing compensation information from the core comparator group and additional market information as appropriate, as well as receiving advice from its independent advisor, the Committee sets the positioning of target total direct compensation for each of the members of the Group Executive relative to the core comparator group.

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Performance comparator group

For the purposes of benchmarking RBC financial performance and establishing our medium-term financial objectives, we maintain a performance comparator group of companies (referred to as a “global peer group” in the 2011 Annual Report to Shareholders). This group is different from the core and reference compensation comparator groups since, although relevant from a financial performance perspective, not all of the companies in the group are considered relevant for compensation purposes due to their business profile or compensation practices. The performance comparator group is reviewed and approved by the board. To ensure alignment with RBC’s performance objectives, the performance comparator group is used to determine the performance modifier for payouts under the Performance Deferred Share Unit Program (program details can be found on page 39).

The performance comparator group consists of the following companies:

Canadian financial institutions	U.S. financial institutions	Global financial institutions
Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial National Bank Power Financial Toronto-Dominion Bank	Bank of America Bank of New York Mellon JP Morgan Chase U.S. Bancorp Wells Fargo	BBVA (Spain) Barclays (U.K.) BNP Paribas (France) Credit Suisse (Switzerland) Deutsche Bank (Germany) National Australia Bank (Aus./N.Z.) Westpac Banking (Aus./N.Z.)

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and RBC’s compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. A significant portion of the compensation executives receive is pay at-risk and a substantial percentage of pay at-risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests. The target compensation mix for the CEO and members of the Group Executive, as well as the proportions of pay at-risk and deferred pay, are outlined on page 36.

Early in the fiscal year, the Committee establishes a balanced combination of financial, risk, strategic and operational performance objectives, including key initiatives, for the CEO in the context of our three strategic goals, outlined on pages 41 to 43. Risk, strategic and operational objectives support the achievement of longer-term performance and reflect the view that a multi-faceted approach to performance ensures alignment with the interests of shareholders, clients, employees and communities, and sustainable value creation. The CEO establishes objectives for each member of the Group Executive, which are based on the same categories and reflect each member’s specific role and responsibilities.

For major compensation programs, including those in which the CEO and members of the Group Executive participate, stress testing is performed annually to assess how these programs might pay out under different scenarios of RBC performance. This ensures that programs pay out as intended, are aligned with our principle of pay for performance, and do not drive risk taking in excess of RBC’s risk appetite. The performance scenarios, which range from poor to exceptional results, are reviewed by the Committee to consider the appropriateness of various potential outcomes.

The performance of the CEO and members of the Group Executive is assessed against the financial, risk, strategic and operational objectives that are established early in the fiscal year. Financial objectives reflect the overall performance of RBC and, for members of the Group Executive who are business heads, business segment performance represents a significant component. Both RBC and business segment results are determined on the basis of net income against targets set for the program. The Committee evaluates the performance of the CEO relative to his objectives (the CEO does not participate in these discussions), and the CEO reviews performance evaluations for members of the Group Executive with the Committee.

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The Committee is responsible for recommending for board approval the amount of variable cash and equity-based compensation to be awarded to the CEO and each member of the Group Executive. In making these decisions, the Committee reviews:

•	the evaluations of performance as noted in the section above;
•	market compensation information (compensation comparator groups);
•	available information regarding the relative financial performance of RBC;
•	each individual’s potential to contribute to the creation of longer-term shareholder value;
•	the CRO’s report regarding the incorporation of risk in incentive compensation decisions at the program and individual level; and
•	the advice of the Committee’s independent advisor.

After considering these sources of input, the Committee provides recommendations to the board for compensation awards for the CEO. The Committee also provides recommendations to the board for compensation awards for members of the Group Executive following a review of the sources of input outlined above and the compensation recommendations provided by the CEO.

Compensation for the CEO is “back tested.” Back testing involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure to assess if compensation outcomes have been aligned with RBC performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of the test. Performance-based incentive awards granted to the named executive officers were also back tested in 2011 to assess the alignment of award outcomes with RBC performance.

36	Royal Bank of Canada

Components of executive compensation

Highlights

•   The annual variable short-term incentive program for the CEO and members of the Group Executive is based on a balanced combination of financial, risk, strategic and operational objectives, aligned to RBC’s strategic priorities.

•   Compensation that is “at-risk” represents at least 80% of target pay for the CEO and members of the Group Executive.

•   Performance-based incentive programs align the interests of executives with shareholders as payouts from these programs vary based on the absolute and relative performance of RBC.

•   Share ownership requirements are in place for all executives of RBC, and extend into retirement for the CEO and members of the Group Executive.

Executive compensation includes base salary, performance-based incentive awards, pension, benefits and perquisites. We regularly review these components to ensure they continue to align with our compensation principles. The illustration below outlines the components of the executive compensation program, as well as the target compensation mix for the CEO and members of the Group Executive, excluding the Co-Group Heads of Capital Markets, and the proportions of pay and payout at-risk and deferred pay.

	Base salary	Performance-based compensation
		Annual variable short-term incentive	Equity
			Performance deferred share units	Stock options
	Provides predictable base level of income	Rewards individual and business segment/overall RBC performance for the year	Rewards individual performance and contribution to the medium-term performance of RBC	Rewards individual performance and contribution to the long-term performance of RBC	Pay/payout at-risk (as a % of total direct compensation)	Deferred compensation (as a % of variable compensation)
Position	Proportion of target total direct compensation
President and CEO	13%	20%	50%	17%	87%	77%
Members of the Group Executive	15 – 20%	19 – 25%	41 – 49%	14 – 16%	80 – 85%	69 – 77%

Pay at-risk (at grant)		✓	✓	✓
Payout at-risk (at vesting)			✓	✓

Base salary

Base salary provides a predictable base level of income reflecting each executive’s level of responsibility, capabilities and experience. Base salaries are reviewed annually, and increases are generally granted when an executive assumes increased responsibilities or significantly deepens knowledge and expertise. Base salaries may also be revised when there is a material change in the compensation levels of comparable roles in the compensation comparator group.

Performance-based awards

The annual, mid and long-term incentive programs are based on individual, business segment and overall RBC performance. The mid and long-term incentive programs are equity-based. The annual incentive program is cash-based, however, it provides executives with the option of deferring all or part of their awards under the Deferred Share Unit Program (see page 38 for more information).

Annual variable short-term incentive program

The annual variable short-term incentive program rewards individual, business segment and overall RBC performance. All executives participate in this program, excluding executives in Capital Markets who participate instead in the RBC Capital Markets Compensation Program.

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Design of the annual variable short-term incentive program for the CEO and members of the Group Executive (excluding the Co-Group Heads of Capital Markets)

For the CEO and members of the Group Executive, performance is measured against financial objectives, as well as risk, strategic and operational objectives. Achievement of the financial objectives component is determined on the basis of net income results, assessed in the context of economic and market assumptions used in the planning process, as established early in the fiscal year. For 2011, the net income objective for the annual variable short-term incentive program was $6,200 million. Achievement of the risk, strategic and operational objectives component is based on the Committee’s assessment of performance against the objectives, also established early in the fiscal year. The Committee also establishes a return on equity (ROE) performance threshold, below which awards are not payable. For 2011, this ROE threshold was 4.5%, which was the five-year Government of Canada Bond rate plus 300 basis points. Target award levels, based on a percentage of base salary, are established and payouts can range from zero to a maximum of 2.5 times the target.

Financial objectives		Risk, strategic and operational objectives

Measured by:

•    Net income against plan (as established for the annual variable short-term incentive program)

Consideration is given to the economic and market assumptions used in the planning process

Payout subject to achievement of ROE threshold

	+	Measured by: • Risk management • Strategy execution • Client satisfaction • Talent management and culture • Brand and reputation	=	Annual variable short-term incentive payout

Why we use net income (RBC and business segment) and an ROE threshold

Net income provides a comprehensive measure of RBC’s overall performance in the fiscal year, and on a comparable-year basis. Net income is relevant across business segments, and offers good line of sight and common focus for all program participants to drive sustainable growth. An ROE threshold is used to ensure that a minimum positive level of return is generated on the shareholders’ investment prior to the payment of annual awards.

RBC Capital Markets Compensation Program

The RBC Capital Markets Compensation Program rewards performance for the fiscal year, including individual, business segment and overall RBC performance. The program applies to the Co-Group Heads and the majority of managing directors in Capital Markets.

Annually, the Committee reviews the process for determining the Capital Markets bonus pool, which is based primarily on Capital Markets earnings before taxes and includes a potential adjustment to reflect the overall performance of RBC using measures from the annual variable short-term incentive program. Capital Markets earnings before taxes include cost of funds, provisions for credit losses, liquidity reserves, trading losses and mark-to-market adjustments. In determining the pool funding, the Committee also considers various metrics related to incentive pool payouts at other financial institutions. The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews his assessment with the CRMOC, and makes recommendations to the Committee. The Committee recommends the bonus pool payout to the board for approval.

The individual performance of the Co-Group Heads is assessed against financial objectives as well as risk, strategic and operational objectives, in a manner similar to other members of the Group Executive; however, target compensation levels are not established for the Co-Group Heads as individual incentive awards are fully discretionary. In establishing compensation levels for the Co-Group Heads, the Committee considers the compensation market information for the core comparator group, as well as broad market information for financial institutions outside of Canada for additional context given the global scope of the business.

The individual bonuses are awarded partially as an annual cash bonus and partially as deferred equity. The Co-Group Heads must defer a minimum 65% of their variable compensation, with 75% of this deferral granted in the form of performance deferred share units and 25% in stock options (see program details on pages 38 and 39).

Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure of managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Adjustments are recommended by the Committee and approved by the board.

38	Royal Bank of Canada

Deferred Share Unit Program

Purpose	Provides the option to receive 100% or a portion (25%, 50% or 75%) of the short-term incentive award in RBC deferred share units rather than cash, redeemable only upon retirement or termination of employment with RBC.
Eligibility	All executives may participate.
Determining the number of units	When the short-term incentive award is made, the portion elected is converted to deferred share units based on the average closing market price of RBC Common Shares on the Toronto Stock Exchange (TSX) for the five trading days prior to the fiscal year-end. Deferred share units earn dividend equivalents in the form of additional deferred share units.
Redeeming awards	When redeemed, deferred share units are valued at the average closing price of RBC Common Shares on the TSX for the five trading days prior to the redemption date.

Mid and long-term incentives

Mid and long-term incentive awards are an important component of the executive compensation program and support our objective to attract, retain and motivate executives by creating meaningful incentives for talented individuals to build careers at RBC while creating value for our shareholders. The award targets are set in reference to market compensation information from the comparator group companies. For the CEO and members of the Group Executive (excluding the Co-Group Heads of Capital Markets), target levels are approved on an annual basis. Previously granted mid and long-term awards are not taken into consideration when awards levels are established.

Under the Performance Deferred Share Unit Program and the RBC Share Unit Program, awards are granted in the form of RBC share units that earn dividend equivalents. The number of units granted is based on the dollar value of the award and the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. Their value upon vesting equals the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the vesting date.

Under the Stock Option Plan, the number of options granted is based on the dollar value of the award and the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. The stock option compensation value is determined using the Black-Scholes option pricing model.

In 2011, the equity incentive mix was changed for the CEO and members of the Group Executive. The proportion of equity incentive awards granted in stock options decreased from 40% to 25% while the proportion granted in performance deferred share units increased from 60% to 75%. This change is aligned with market direction to reduce stock options and to reduce overall program leverage.

Adjustments to awards at grant

Mid and long-term incentive programs and the granting of individual awards are aligned with our goal of maximizing shareholder returns over the medium term and reflect a longer-term view of strong and consistent financial performance. In view of this goal, the Committee considers financial performance measures that assess RBC progress against our medium-term TSR objective, which may result in the value of awards varying from target. Measures include diluted earnings per share (EPS) growth, ROE and capital strength.

The value of awards granted may also vary from target following a review of key risk factors, completed by the CRO and CRMOC, to identify significant quantitative and qualitative risks that should be taken into account in determining variable compensation awards. If required, the CRO will make recommendations to the Committee for adjustments (see “Adjustments for compensation risk and performance” on page 29).

Potential adjustment to awards at vesting

Payouts under the mid and long-term incentive programs are fully at-risk and subject to adjustment at payout, on the basis of:

•

RBC performance: award outcomes reflect absolute share price (for performance deferred share units, RBC share units, and stock options) and RBC’s three-year Total Shareholder Return (TSR) performance relative to the performance comparator group (for performance deferred share units). A minimum ROE threshold is applicable to senior vice-presidents and above (performance deferred share units).

•

Risk and performance outcomes: the vesting and payouts of deferred compensation awards are subject to review by the CRO and CRMOC. The value of vesting awards can be adjusted downward if there has been a material downturn in financial performance or a material failure of managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Adjustments are recommended by the Committee and approved by the board.

The Committee may use its discretion to recommend to the board adjustments to awards at either grant or payout, to as low as zero.

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Why we use Total Shareholder Return (TSR)

TSR aligns to our three strategic goals and we believe represents the most appropriate measure of shareholder value creation. TSR is a concept used to compare the performance of our common shares over a period of time, reflecting share price appreciation and dividends paid to common shareholders. Relative TSR reflects the market’s perception of our overall performance relative to our peers over a period of time.

Performance Deferred Share Unit Program
Purpose	Rewards individual performance and contribution to the medium-term performance of RBC while aligning compensation with the risk horizon and promoting retention.
Eligibility	The CEO, members of the Group Executive and other executives may participate. Managing directors and executives in Capital Markets do not participate (except the Co-Group Heads).
Vesting terms and performance conditions	Awards vest in full at the end of a three-year vesting period. The final award level at the time of vesting is determined by RBC’s three-year TSR performance relative to the performance comparator group that is used to benchmark financial performance, described on page 34. The following performance adjustments apply to the performance deferred share units to determine the actual payout value of the awards:
	RBC’s relative TSR performance	Top quintile	Second quintile	Third quintile	Fourth quintile	Bottom quintile
	Modifier	+25%	+10%	100%	-10%	-25%
The performance modifier has the potential to decrease or increase the original award plus dividend equivalents by up to 25% at the time of vesting. In addition, there would be no payout for the CEO, members of the Group Executive, as well as executive vice-presidents and senior vice-presidents if, upon vesting after three years, RBC’s three-year TSR is in the bottom quintile of the peer group, and the three-year average ROE is below the performance threshold established at the beginning of the three-year period. For awards granted in 2011, the ROE threshold is 10%.

RBC Share Unit Program
Purpose	Awarded for special recognition purposes, usually granted off-cycle, where other equity-based awards are not typically awarded.
Eligibility	Executives may participate.
Vesting terms	The awards in some cases vest in full at the end of three years, and in other cases, proportionally over three years.

Stock Option Plan
Purpose	Rewards individual performance and focuses executives on enhancing shareholder value over the long term and rewards them accordingly.
Eligibility	The CEO, members of the Group Executive, executive vice-presidents and senior vice-presidents may participate.
Vesting terms	For grants made in and after December 2009, 50% of the options will vest and become exercisable three years after the grant date and the balance will vest and become exercisable four years after the grant date. Stock option awards granted prior to December 2009 vest over four years, at 25% annually. Options must be exercised within 10 years of the grant date.
Other	Our stock option granting practices comply with all TSX requirements. We do not backdate stock options granted and do not set the strike price below the market price. In addition, no executive can be granted stock options that exceed 5% of the total outstanding RBC Common Shares. For more information about the Stock Option Plan, see page 56.

Share ownership requirements

Purpose	Supports the alignment of the interests of executives and shareholders. Requirements, which are based on position level, are summarized in the table on page 40. All executives and managing directors covered by this policy currently meet these requirements.
Applicability	RBC executives and managing directors in Capital Markets.
Key features

•     Requirements for the CEO and members of the Group Executive extend into retirement for a specified period of time.

•     Requirements can be met through personal holdings, shares accumulated under RBC’s employee share ownership plans, and share units held under our equity incentive programs, other than the RBC Stock Option Plan.

•     Employees who are promoted to RBC executives or managing directors in RBC Capital Markets have three years to meet the minimum requirement, while those who are recruited externally have five years.

40	Royal Bank of Canada

Minimum share ownership requirements by level
RBC	Multiple of the last three years’ average base salary			Post-retirement
CEO	8x			2 years
Members of the Group Executive (excluding Co-Group Heads, Capital Markets)	6x			1 year
Executive Vice-Presidents	3x			N/A
Senior Vice-Presidents	2x			N/A
Vice-Presidents	1x			N/A
Capital Markets	Multiple of the last three years’ average base salary		Multiple of the last three years’ average annual cash bonus
Co-Group Heads	2x	+	2x	1 year
Members of the Operating Committee	1.5x	+	1.5x	N/A
Managing Directors	1.5x	+	N/A	N/A

Pension and benefits

Pension benefits

Executives in Canada have the choice of joining RBC’s defined benefit pension plan or defined contribution pension plan on the same basis as other employees. Effective January 1, 2012, new executives will join the defined contribution pension plan after six months of service.

Other benefits

Executives in Canada participate in RBC’s FlexBenefits Program on the same basis as other employees. The FlexBenefits Program includes healthcare coverage, life and accident insurance and disability coverage. Our benefits program is comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the Royal Employee Savings and Share Ownership Plan (RESSOP), and senior leaders and managing directors in Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in RBC shares up to a maximum of 3% of eligible earnings capped at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Perquisite values vary by level of executive, and are comparable to those provided by our core compensation comparator group.

2011 RBC compensation awards

This section discusses the compensation awards of the named executive officers (NEOs), including how the Committee arrived at its recommendations for the compensation of the CEO, and the CAO and CFO, as well as the three most highly compensated officers at RBC other than the CEO, and the CAO and CFO. The NEOs in 2011 are:

•	Gordon M. Nixon, CEO
•	Janice R. Fukakusa, CAO and CFO
•	David I. McKay, Group Head, Canadian Banking
•	A. Douglas McGregor, Co-Group Head, Capital Markets
•	Mark A. Standish, Co-Group Head, Capital Markets

The following table shows the total direct compensation that was awarded to the NEOs in calendar 2011, including the proportion of pay at-risk and deferred performance-based pay. Aggregate performance-based incentive compensation for the NEOs was down by 13% in 2011, compared to 2010.

		Performance-based incentive awards
		Short-term incentive(1)	Mid-term incentive	Long-term incentive
	Base Salary	Cash	Performance deferred share units	Stock options	Total direct compensation	Pay at-risk	Deferred performance- based pay
G.M. Nixon	$1,500,000	$1,750,000	$5,137,500	$1,712,500	$10,100,000	85%	80%
J.R. Fukakusa	$650,000	$900,000	$1,781,250	$593,750	$3,925,000	83%	73%
D.I. McKay	$650,000	$1,300,000	$2,062,500	$687,500	$4,700,000	86%	68%
A.D. McGregor	$500,000	$2,695,000	$3,753,750	$1,251,250	$8,200,000	94%	65%
M.A. Standish(2)	$498,350	$2,686,107	$3,741,363	$1,247,121	$8,172,941	94%	65%

(1)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2011 annual variable short-term incentive/annual cash bonus in deferred share units.
(2)	Mr. Standish is based in New York and is paid in U.S. dollars. Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9967 as at October 31, 2011.

Royal Bank of Canada	41

Evaluating 2011 CEO performance and determining compensation

Gordon M. Nixon

President and Chief Executive Officer

Mr. Nixon is responsible for the overall leadership and management of RBC, setting the strategic direction and driving total performance consistent with the interests of shareholders, customers, employees and other stakeholders. Mr. Nixon’s overall stewardship responsibilities include setting the right “tone at the top,” the development of leadership talent and strengthening the RBC brand, to ensure that the organization continues to generate sustainable shareholder value in the future.

CEO incentive awards: overview

As the most senior executive of the organization, the assessment of Mr. Nixon’s performance in providing overall direction and leadership to the business and affairs of RBC forms the basis of the Committee’s recommendations for the compensation awards determined by the board. In assessing the CEO’s performance, the Committee considered the overall performance of RBC relative to the objectives set in the operating plan in the context of our three strategic goals, which in 2011 were reaffirmed by the board as follows:

1.	In Canada, to be the undisputed leader in financial services;
2.	Globally, to be a leading provider of capital markets and wealth management solutions; and
3.	In targeted markets, to be a leading provider of select financial services complementary to our core strengths.

Our focus is to maximize shareholder returns through the achievement of top quartile Total Shareholder Returns (TSR) over the medium term (three to five years), which we believe reflects a longer-term view of strong and consistent financial performance. Financial performance objectives are used to measure progress against our medium-term TSR objective. Our financial performance objectives include diluted earnings per share (EPS) growth, return on equity (ROE) and capital strength (refer to page 42 for details).

To support the achievement of our TSR objective, as described above, the board established financial objectives for Mr. Nixon’s short, mid and long-term incentive programs for 2011. The board also established key risk, strategic and operational objectives for 2011, which support the achievement of our strategic goals and medium-term objective and reflect the view that a multi-faceted approach to performance ensures alignment with the interests of all stakeholders (i.e., shareholders, clients, employees and communities) and sustainable value creation. The measures for Mr. Nixon’s 2011 short, mid and long-term incentive programs are summarized below:

Annual variable short-term incentive program	Mid and long-term incentive programs (at grant)	Mid and long-term incentive programs (at vesting)

(i)	Net income versus target set for the incentive program;
(ii)	ROE equal to or greater than a threshold level; and
(iii)	Risk, strategic and operational objectives, including key initiatives.

(i)	Overall performance of RBC. This includes diluted EPS growth, ROE, and capital strength, which are used to assess our progress against our medium-term TSR objective.

(i)	Change in RBC share price; and
(ii)	For the mid-term incentive program, relative TSR over the three-year time horizon following the date of grant (compared to our performance comparator group).

Target compensation opportunities for Mr. Nixon’s short, mid and long-term incentives are set by the board based on the Committee’s review of the compensation practices of our compensation comparator group, and the target total compensation positioning against that group taking into account the size of RBC and its diverse group of businesses and geographies relative to peers. In setting these targets, the Committee receives advice from its independent advisor. Target variable compensation plus fixed elements of pay (i.e., salary, benefits), are intended to provide Mr. Nixon with a competitive total compensation opportunity. For 2011, Mr. Nixon’s annual variable short-term incentive target was set at 150% of salary, or $2,250,000; payouts can range from zero to a maximum of 2.5 times the target. The target for Mr. Nixon’s 2011 mid and long-term incentive award was set at $7,500,000; actual mid and long-term awards, at grant, may vary from target based on performance as assessed by the board. Mr. Nixon’s target variable compensation for 2011 was unchanged from 2010.

The board believes the use of informed judgment, when determining final compensation, is critical to ensure that awards appropriately reflect risk as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of large unintended awards determined solely by formula.

42	Royal Bank of Canada

Performance outcomes

Summary

Mr. Nixon continues to be recognized as one of the most respected CEOs among his global peers. Under Mr. Nixon’s leadership, RBC had a successful year marked by strong business and net income growth. In the context of global economic and market uncertainty, RBC continued to extend its lead in Canada and grow its presence globally. In 2011, RBC delivered record results in Canadian Banking, Wealth Management and Insurance, and strong growth in the corporate and investment banking business of Capital Markets. Mr. Nixon executed successfully against key strategic initiatives in 2011, including the announced sale of our U.S. regional retail banking operations (expected to close in March 2012, subject to customary closing conditions, including regulatory approval). Mr. Nixon has positioned RBC to deliver on our long-term strategy to build our future.

The tables on the following pages summarize Mr. Nixon’s 2011 performance objectives and achievements against those objectives.

Financial objectives	2011 results

•     Achievement of a net income target established for variable compensation purposes, assessed in the context of economic and market assumptions used in the planning process.

•     Achievement of an ROE threshold.

•     Performance against financial objectives aligned with our objective of maximizing shareholder returns over the medium term (3-5 years); measures include:

(i)      diluted EPS growth;

(ii)     ROE; and

(iii)   capital strength
(Tier 1 capital ratio).

•     Relative TSR performance versus our performance comparator group.

Following the announced sale of our U.S. regional retail banking operations, the results of these operations, in addition to our Liberty Life insurance Company have been classified as discontinued operations. The net loss from our discontinued operations largely reflected a loss of $1.6 billion related to the sale of our U.S. regional banking operations, comprised primarily of a write-off of $1.3 billion of goodwill and intangibles. The following discussion is on both a continuing and consolidated basis.

	Continuing Operations ($ in millions, except percentage amounts)
	Measure	Objective	Actual	2011 vs. 2010
	Annual variable short-term incentive program metrics
	Net income	N/A(1)	$6,650	16.0%
	ROE	4.5% (threshold)	18.0%	150 bps
	Other financial performance objectives
	Diluted EPS growth	7%+	16.5%
	ROE	16% – 20%	18.0%	150 bps

(1)    As objectives are set at the beginning of the fiscal year, specific objectives were not established on a continuing operations basis.

Consolidated Operations ($ in millions, except percentage amounts)

	Measure	Objective	Actual	2011 vs. 2010
	Annual variable short-term incentive program metrics
	Net income	$6,200	$4,852	-7.1%
	ROE	4.5% (threshold)	12.9%	-200 bps
	Other financial performance objectives
	Diluted EPS growth	7%+	-7.8%
	ROE	16% – 20%	12.9%	-200 bps
	Tier 1 capital ratio	strong capital ratio	13.3%	30 bps
	Relative TSR (periods ending October 31, 2011)
	Time horizon	Objective	Actual (RBC rank) (1)
	3 years	Top quartile	2nd quartile
	5 years	Top quartile	Top quartile
	(1) Rank measured relative to our performance comparator group, as described on page 34.

Why we use Tier 1 capital ratio in the CEO’s short and mid/long-term incentive programs

Tier 1 capital ratio is a core measure of our financial strength and a relevant metric in assessing our performance. Strong capital ratios along with high returns over the short and longer term reflects management’s ability to balance risk and returns while providing a prudent cushion to absorb any shocks. Strong capital ratios also provide management the ability to take advantage of opportunities to effectively deploy capital to grow the business.

Our rationale for using net income and ROE in the annual variable short-term incentive program is described on page 37. Our rationale for using TSR in the mid-term incentive program is described on page 39.

Royal Bank of Canada	43

Risk, strategic and operational objectives	2011 results
Risk management
• Manage enterprise risk profile within defined risk appetite and maintain an effective risk control environment. • Maintain strong capital ratios and “AA” ratings or better.

•    Took steps to de-risk balance sheet and actively strengthen capital base, both of which are now among the strongest for banks globally.

•    Maintained strong Tier 1 capital ratio at 13.3%, which is in line with our objective and well-positioned to meet Basel III requirements.

•    Senior debt ratings remain amongst highest of financial institutions globally.

•    Total provision for credit losses was $975 million, down $265 million or 21% from last year.

Strategy execution and client satisfaction

•    Address the underperformance of U.S. regional retail banking operations.

•    Preserve and strengthen client satisfaction and loyalty.

•    Extend the leadership position in Canadian Banking.

•    Maintain # 1 or 2 market share in all product categories.

•    Rank #1 or 2 in Synovate Best Banking Awards.

•    Continue to execute global growth plans in Wealth Management and Capital Markets.

•    Wealth Management – Maintain #1 high net worth market share in Canada (Investor Economics) and #1 market share in asset management (Investment Fund Institute of Canada).

•    Capital Markets – Maintain leading investment bank in Canada and top 15 globally (Bloomberg).

•    Announced the sale of RBC’s U.S. regional retail banking operations to PNC Financial Services Group, Inc., for approximately US$3.6 billion; terms of the sale viewed favorably by the board and market analysts.

•    Achieved record net income in Canadian Banking and extended leadership position. Continued to rank #1 or 2 in market share in all consumer and business product categories. Leading Canadian bank in overall volume growth. Advanced strategy to differentiate customer experience, winning six categories of Synovate Best Banking Awards, up from three in 2010. First Canadian bank to launch fully integrated mobile banking applications; continued to invest in new retail store concept and expanded branch hours of business.

•    In December 2010, acquired U.K.-based BlueBay Asset Management, a leading fixed income manager; integration is on target. Subsequently expanded distribution capability in Asia, opening a BlueBay office in Hong Kong. Continued to lead Canadian mutual fund industry with market share of 15% (Investment Funds Institute of Canada). Recognized as Top 10 global wealth manager, ranking 6th globally by assets (Scorpio). Largest wealth business in Canada with 22% high net worth market share (Investor Economics).

•    Advanced strategy to achieve more balance between investment banking and trading. In Canada, continued to be the largest investment bank by fees and ranked 11th in the world by fees, up from 14th last year (Bloomberg). In the U.S. and Europe, grew corporate and investment banking businesses, expanding industry sector coverage and winning several significant mandates. In Asia Pacific, expanded distribution capability of global fixed income and structured products.

Talent management and culture

•    Ensure leadership bench strength, diversity and succession for key leadership roles.

•    Maintain high employee engagement levels and exceed “Towers Watson North American High Performance Companies” norm.

•    Be an employer of choice (Canada’s Top 100 Employers and Best Diversity Employers (Mediacorp)).

•    Leadership bench strength deepened through executing development plans, internal moves and strategic external hires.

•    Amongst the five banks in Canada, maintained the highest representation of women and visible minority executives (publicly reported employment equity data).

•    Employee engagement remained strong and continued to exceed “Towers Watson North American High Performance Companies” norm.

•    Continued recognition as employer of choice – one of Canada’s Top 100 Employers and Best Diversity Employers (Mediacorp) and Best Workplaces in Canada (Great Place to Work Institute Canada and the Globe and Mail); also named one of Canada’s 10 Most Admired Corporate Cultures (Waterstone Human Capital).

Brand and reputation

•    Preserve and strengthen brand and reputation with all stakeholders.

•    # 1 or 2 Brand in Canada (Brand Finance).

•    Inclusion in Dow Jones Sustainability Indices and Canada’s Best 50 Corporate Citizens (Corporate Knights).

•    Leverage the strength and stability of RBC, particularly outside Canada.

•    Maintained brand leadership in Canada and continued to grow brand presence internationally. Awarded Most Valuable Brand in Canada (Brand Finance) and Canadian Brand of the Year (Strategy magazine).

•    Continued recognition for leadership in corporate citizenship and support of community initiatives in Canada and internationally (e.g., RBC Blue Water Project, RBC Children’s Mental Health Project, Diversity).

•    Corporate Responsibility – included in Dow Jones Sustainability Indices (World and North American Index). Canada’s Best 50 Corporate Citizens (Corporate Knights) and Global 100 Most Sustainable Corporations.

•    Launched RBC Wealth Management brand globally with first major advertising campaign that leverages overall brand attributes of RBC to attract international clients.

44	Royal Bank of Canada

CEO short, mid and long-term incentive awards granted for 2011

In reaching its recommendation regarding the total variable compensation for Mr. Nixon, the Committee considered overall RBC performance measured against the financial objectives summarized on page 42, taking into account 2011 net income on both a consolidated basis and a continuing operations basis. Both our consolidated and continuing operations results were considered in light of our previously announced agreement to sell our U.S. regional retail banking operations to PNC Financial Services Group, Inc., and the resulting classification of a significant majority of these operations as discontinued operations. The Committee also considered Mr. Nixon’s achievements against risk, strategic and operational objectives, and RBC performance against our medium-term objectives.

In assessing the overall performance of RBC in 2011, the Committee noted the following:

•

the strong performance of continuing operations: net income was up 16% from 2010 and return on equity increased from 16.5% in 2010 to 18% in 2011; strong business and net income growth across RBC with record net income in Canadian Banking, Wealth Management and Insurance; and

•

in conjunction with the announced sale of our U.S. regional retail banking operations, we recorded a $1.6 billion loss, comprised primarily of a write-off of $1.3 billion of goodwill and intangibles, resulting in consolidated net income of $4.9 billion under Canadian GAAP.

With respect to the board-approved decision in June 2011 to enter into an agreement to sell our U.S. regional retail banking operations, the Committee noted the following:

•

the announced sale represented the achievement of one of Mr. Nixon’s key strategic objectives for 2011. While having the effect of reducing 2011 net income on a consolidated basis, the sale is consistent with our commitment to actively employ capital where it can generate the highest returns;

•	the terms of the sale were viewed positively by market analysts; and
•	under International Financial Reporting Standards, adopted by RBC on November 1, 2011, our consolidated 2011 net income will be reported as approximately $6.4 billion.

On the Committee’s advice, the board awarded Mr. Nixon an annual variable short-term incentive of $1,750,000, comprised of:

•

an award equal to 50% of target (a reduction of $675,000 from the target award) for the portion of Mr. Nixon’s annual variable short-term incentive relating to financial performance. The board exercised its discretion to reduce the award in light of RBC’s net income from consolidated operations of $4.9 billion, which reflects the goodwill write-off made in conjunction with the announced sale of our U.S. regional retail banking operations, notwithstanding the net income from continuing operations of $6.7 billion; and

•

an award of $1,075,000 for the portion of Mr. Nixon’s annual variable short-term incentive relating to risk, strategic and operational objectives. The board used its discretion to increase the award from the target ($900,000) as Mr. Nixon met or exceeded his objectives, including the announced sale of our U.S. regional retail banking operations.

Based on the overall performance of RBC measured against our medium-term TSR objective, as outlined on page 42, the Committee recommended and the board approved a mid-term incentive award of $5,137,500 and a long-term incentive award of $1,712,500. In making this decision, the board exercised its discretion to reduce the aggregate of the mid and long-term incentive awards by $650,000 from target taking into consideration overall RBC performance primarily on a continuing operations basis, as this best reflects overall performance and progress towards the achievement of our medium-term TSR objective.

The following table summarizes the compensation decisions for 2011 and 2010, as approved by the board:

Total direct compensation

	2011				2010	2011 pay mix
	Target	Actual			Actual
	($)	($)	Variance from target	Variance from 2010	($)
Base salary	1,500,000	1,500,000	–	7%	1,400,000
Annual variable short-term incentive (STI)
Financial objective: RBC (60%)	1,350,000	675,000	-50%	-39%	1,100,000
Risk, strategic and operational objectives (40%)	900,000	1,075,000	19%	8%	1,000,000
Total	2,250,000	1,750,000	-22%	-17%	2,100,000
Mid and long-term incentives
Performance deferred share units (PDSUs) (75%)	5,625,000	5,137,500	-9%	14%	4,500,000
Stock options (Options) (25%)	1,875,000	1,712,500	-9%	-43%	3,000,000
Total direct compensation	11,250,000	10,100,000	-10%	-8%	11,000,000

Royal Bank of Canada	45

CEO mid-term incentive award payout: 2008 award

On February 9, 2009, Mr. Nixon informed the Committee that he had made a personal decision to relinquish his 2008 mid and long-term compensation totalling $4,950,000, which represented the majority of his performance-based incentive awards for fiscal 2008. As such, no performance deferred share unit awards were payable to Mr. Nixon in 2011. As at December 15, 2011, the date when Mr. Nixon’s performance deferred share unit awards would have become payable if not relinquished, the value of the stock options and share units payable, would have been $8,740,694 (stock options: $4,018,944; share units $4,721,750).

The following table summarizes the outcome of Mr. Nixon’s 2008 mid-term incentive award, that became payable to performance deferred share unit holders on December 15, 2011.

Measure	Relative performance/ payout factor	Value of payout
Relative 3-year TSR	2nd quintile +10%	$0 (2008 award voluntarily relinquished by Mr. Nixon in 2009)

CEO base salary for 2012

The Committee recommended and the board determined that Mr. Nixon’s base salary for 2012 remain unchanged at $1,500,000.

Share ownership

Value of shareholdings as at October 31, 2011(1)					Total holdings	Ownership requirement	Achievement of requirement
Performance deferred share units	Restricted share units	Deferred share units(2)	RESSOP/ DSSP	Personal holdings
					36.4 x average salary	8 x average salary
$7,567,247	$1,879,574	$7,773,043	$1,647,147	$33,033,206	$51,900,217	$11,422,100	Exceeds

(1)	Values are based on $48.62, the closing price of RBC Common Shares on the TSX on October 31, 2011.
(2)	Reflect the value of annual short-term incentive awards that Mr. Nixon previously voluntarily deferred as share units.

Compensation during tenure

The Committee reviewed the back testing report for Mr. Nixon’s pay, considering the total direct compensation awarded to Mr. Nixon during his tenure as CEO from 2001 to 2011 and compared the grant date value of compensation awarded with the actual value received or in-the-money value from compensation awards. The Committee was satisfied that there has been an appropriate pay-for-performance linkage.

46	Royal Bank of Canada

Evaluating 2011 performance and determining compensation for other named executive officers

This section discusses the 2011 compensation decisions for the other named executive officers.

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

In her role as the Chief Administrative Officer and Chief Financial Officer, Ms. Fukakusa is responsible for setting the strategic direction for financial management, as well as technology and operations management, consistent with RBC’s strategic vision. She provides leadership oversight for Finance, Corporate Treasury, Technology and Operations, Enterprise Services, and the Law Group. Ms. Fukakusa chairs RBC’s Group Operating Committee, which is responsible for the integration of governance and oversight of day-to-day functional, operating and technology activities across RBC.

2011 results
RBC financial performance
•	2011 RBC net income of $4,852 million (target of $6,200 million); down 7% from 2010.
•	2011 RBC net income from continuing operations of $6,650 million; up 16% from 2010.

Risk, strategic and operational performance

•	Ms. Fukakusa continued to provide strong leadership and played a key role in the success of RBC.
•	Assumed responsibility for Corporate Treasury and General Counsel this year.
•	RBC met its objective of maintaining a consistently strong capital position – Tier 1 capital ratio at 13.3% is in line with our objective and well positioned to meet Basel lll requirements.
•	Oversaw the transition and conversion to International Financial Reporting Standards, a complex multi-year project, and continued to strengthen overall financial controls.
•	As Chair of Group Operating Committee, is leading the enterprise-wide multi-year cost management program to reduce the rate of expense growth while investing to grow net income.
•

In Technology and Operations, provided leadership oversight launching a suite of innovation projects to enable RBC’s strategic and transformational objectives; continued progress on optimizing technology and operations costs while successfully delivering large projects, meeting service level commitments.

•

Represented RBC externally; raised profile of RBC through numerous speaking engagements at domestic and global conferences. Investor Relations achieved top score (A+) from IR Magazine investor perception study and improved scores year-over-year.

•	Law group recognized by Canadian General Counsel Awards for Corporate Responsibility and leadership in advancing Corporate Pro Bono initiatives.
•

Executed talent development plans and staffed key executive positions to strengthen leadership bench. Actively championed diversity internally and externally. Maintained employee engagement scores and continued to exceed external “Towers Watson North American High Performance Companies” norm.

Ms. Fukakusa’s short-term incentive target was set at 125% of salary for 2011 or $812,500, with 60% of the target based on the financial performance of RBC and 40% based on performance against risk, strategic and operational objectives. Payouts can range from zero to a maximum of 2.5 times the target. Ms. Fukakusa’s mid and long-term incentive target was $2,500,000 for 2011. In determining the awards, the Committee considered the CEO’s recommendations and our overall results for 2011 and recommended to the board a total annual variable short-term incentive award of $900,000 (the financial portion of the annual incentive award reflects a reduction relating to the loss on the announced sale of our U.S. regional retail banking operations in 2011), a mid-term incentive award of $1,781,250 and a long-term incentive award of $593,750. The Committee also recommended that Ms. Fukakusa’s base salary for 2012 remain unchanged at $650,000. The board approved these recommendations.

Royal Bank of Canada	47

Total direct compensation

	2011				2010	2011 pay mix
	Target	Actual			Actual
	($)	($)	Variance from target	Variance from 2010	($)
Base salary	650,000	650,000	–	8%	600,000
Annual variable short-term incentive (STI)
Financial objective: RBC (60%)	487,500	365,000	-25%	-14%	425,000
Risk, strategic and operational objectives (40%)	325,000	535,000	65%	-7%	575,000
Total	812,500	900,000	11%	-10%	1,000,000
Mid and long-term incentives
Performance deferred share units (PDSUs) (75%)	1,875,000	1,781,250	-5%	35%	1,320,000
Stock options (Options) (25%)	625,000	593,750	-5%	-33%	880,000
Total direct compensation	3,962,500	3,925,000	-1%	3%	3,800,000

Share ownership

Value of shareholdings as at October 31, 2011(1)				Total holdings	Ownership requirement	Achievement of requirement
Performance deferred share units	Restricted share units	Deferred share units	RESSOP/DSSP
				19.7 x average salary	6 x average salary	Exceeds
$3,596,076	$406,920	$7,401,807	$607,273	$12,012,076	$3,659,726

(1)	Values are based on $48.62, the closing price of RBC Common Shares on the TSX on October 31, 2011.

David I. McKay

Group Head, Canadian Banking

In his role as Group Head, Canadian Banking, Mr. McKay is responsible for developing and executing the integrated Canadian Banking strategy including leadership of RBC’s Personal Financial Services, Business Financial Services and Credit Cards and Payment Solutions businesses. Canadian Banking provides a broad suite of financial products and services to over 11 million individual and business clients through an extensive branch, ATM, online and telephone banking network, as well as through a proprietary sales force.

2011 results
Financial Performance

RBC financial performance

•	2011 RBC net income of $4,852 million (target of $6,200 million); down 7% from 2010.
•	2011 RBC net income from continuing operations of $6,650 million; up 16% from 2010.

Canadian Banking financial performance

•	2011 Canadian Banking net income of $3,492 million (target of $3,440 million); up 15% from 2010. Achieved record results.

Risk, strategic and operational performance
•

Under Mr. McKay’s leadership, Canadian Banking achieved record results and continued to extend its leadership position by leveraging an unparalleled distribution network and superior cross-sell ability, while eliminating costs and reinvesting for the future.

•

Net income reflects strong revenue growth across all businesses and lower provisions for credit losses (PCL). Results were driven primarily by solid volume growth in home equity, personal and commercial deposits and commercial loan products. Net interest margin remained relatively stable despite increasingly competitive pricing in the market on key product segments and a sustained low interest rate environment; in contrast, margins among competing financial institutions deteriorated.

48	Royal Bank of Canada
•

Leads Canadian banks in overall volume growth and continues to rank #1 or 2 in market share in all consumer and business product categories. The outperformance in the market was also driven by the number one rank in cross-selling (2011 Ipsos-Reid survey). For instance, 18% of RBC’s customer households have transaction accounts, investments and borrowing products with us – compared to 13% for our next nearest competitors, and our peer average of 10%.

•

Strong management actions contributed to improved client satisfaction scores. Won six categories of Synovate’s 2011 Best Banking Awards – ATM, Telephone Banking, Financial Planning & Advice, Products & Services, Interest Rates & Service Charges, and Recommend to Friends or Family (up from three in 2010).

•

RBC is the first Canadian bank to introduce fully integrated mobile banking applications and the first to reach 1 million application downloads. Achieved #1 rank in Online Banking by Forrester and award winning Canadian Financial Services Website (Surviscor).

•

Strengthened leadership bench through executing development plans, internal moves and strategic hires. Maintained strong employee engagement scores, exceeding external “Towers Watson North American High Performance Companies” norm; 94% of employees responded favorably to the question: “I have a clear understanding of how my work contributes to RBC’s strategy.”

Mr. McKay’s short-term incentive target was set at 125% of salary for 2011 or $812,500, with 60% of the target based on financial performance and 40% based on performance against risk, strategic and operational objectives. Financial performance is based on a combination of reported RBC net income (20%) and net income for Canadian Banking (40%). At the beginning of the fiscal year, the Committee established net income of $3,440 million as the short-term incentive target for Canadian Banking. Payouts can range from zero to a maximum of 2.5 times the target. Mr. McKay’s mid and long-term incentive target was $2,750,000 for 2011. In determining the awards, the Committee considered the CEO’s recommendations and our overall results for 2011 and recommended to the board a total annual variable short-term incentive award of $1,300,000 (the financial portion of the annual incentive award reflects a reduction relating to the loss on the announced sale of our U.S. regional retail banking operations in 2011), a mid-term incentive award of $2,062,500 and a long-term incentive award of $687,500. The Committee also recommended that Mr. McKay’s base salary for 2012 remain unchanged at $650,000. The board approved these recommendations.

Total direct compensation
	2011				2010	2011 pay mix
	Target	Actual			Actual
	($)	($)	Variance from target	Variance from 2010	($)
Base salary	650,000	650,000	–	8%	600,000
Annual variable short-term incentive (STI)
Financial objective: RBC (20%)	162,500	125,000	-23%	-11%	140,000
Financial objective: Canadian Banking (40%)	325,000	450,000	38%	-16%	535,000
Risk, strategic and operational objectives (40%)	325,000	725,000	123%	38%	525,000
Total	812,500	1,300,000	60%	8%	1,200,000
Mid and long-term incentives
Performance deferred share units (PDSUs) (75%)	2,062,500	2,062,500	0%	38%	1,500,000
Stock options (Options) (25%)	687,500	687,500	0%	-31%	1,000,000
Total direct compensation	4,212,500	4,700,000	12%	9%	4,300,000

Share ownership
Value of shareholdings as at October 31, 2011(1)
Performance deferred share units	RESSOP/ DSSP	Personal holdings	Total holdings	Ownership requirement	Achievement of requirement
			8.3 x average salary	6 x average salary	Exceeds
$3,997,947	$659,971	$119,508	$4,777,426	$3,449,863

(1)	Values are based on $48.62, the closing price of RBC Common Shares on the TSX on October 31, 2011.

Royal Bank of Canada	49

A. Douglas McGregor Co-Group Head, Capital Markets	Mark A. Standish Co-Group Head, Capital Markets

As Co-Group Heads for Capital Markets, Mr. McGregor and Mr. Standish are responsible for the strategic and operational performance of the global wholesale banking businesses, comprised of two main business lines, Global Markets and Corporate and Investment Banking. Capital Markets offers a full suite of products and service capabilities in North America, and more selective and diversified global capabilities in other international locations.

2011 results
Financial performance

RBC financial performance

•	2011 RBC net income of $4,852 million (target of $6,200 million); down 7% from 2010.
•	2011 RBC net income from continuing operations of $6,650 million; up 16% from 2010.

Capital Markets financial performance

•

2011 Capital Markets net income of $1,575 million; down 4% from 2010, mainly due to significantly lower fixed income trading results reflecting challenging trading conditions, higher costs in support of business growth and the unfavorable impact of the stronger Canadian dollar.

Risk, strategic and operational performance

•

Mr. McGregor and Mr. Standish continued to provide strong leadership during challenging market conditions. In the first half of the year, stable market conditions contributed to strong trading and corporate and investment banking results; however, increased uncertainty over the weakening global economy and heightened European sovereign debt concerns negatively impacted fixed income trading businesses in the latter half of 2011. This was partially offset by strong performance in corporate and investment banking businesses across most geographies for most of the year.

•

Corporate and Investment Banking revenues grew 20%, gaining market share and winning significant mandates across geographies. Strong progress in building out U.S. Investment Banking business, expanding both coverage and product teams. Successfully moved up to 11th largest investment bank by fees globally, from 14th last year, according to Bloomberg.

•

In Canada, awarded Dealmaker of the Year (National Post); #1 ranking for Canadian Equity Research (Greenwich) and Best Investment Bank in Canada across Equity, Debt and M&A for 4th consecutive year (Euromoney). Global Equity Lending Products U.S. ranked among the top 5 equity linked structured note issuers (Bloomberg). Ranked #1 in Fixed Income e-Trading and #1 in Non-Core Bonds for the 3rd consecutive year (Credit magazine’s 2011 European awards).

•

Advanced Asia strategy establishing Asia as a fourth standalone region and appointed senior leaders to oversee growth strategy; expanded distribution capability of global fixed income and structured products, supported by the launch of a new trading floor in Hong Kong.

•

Throughout the year, took steps to optimize the balance sheet by lowering risk, particularly in fixed income, currencies and commodities business, including reducing inventory positions and deploying capital in more traditional investment banking businesses.

•	Continued to strengthen the alignment of compensation programs with sound risk management principles.
•

Continued focus on leadership bench strength, and leveraged the strong brand of RBC to strategically hire talent, particularly outside Canada. Maintained strong employee engagement scores and exceeded external “Towers Watson North American High Performance Companies” norm.

Mr. McGregor and Mr. Standish participate in the RBC Capital Markets Compensation Program (see page 37 for more information on this program). The Capital Markets Compensation Program bonus pool is determined by business performance, with an adjustment for RBC performance. Individual performance is based on financial results, as well as risk, strategic and operational objectives. The Co-Group Heads must defer a minimum of 65% of their variable compensation, aligned with other Group Executive members, with 75% of this deferral granted in the form of performance deferred share units and 25% in stock options.

After considering the compensation recommendations made by the CEO based on the Co-Group Heads’ financial, risk, strategic and operational performance, the Committee recommended an incentive award of $7,700,000 for Mr. McGregor, which was approved by the board. The incentive award was allocated as follows: 35% cash ($2,695,000); 49% performance deferred share units ($3,753,750); and 16% stock options ($1,251,250). The Committee also recommended that Mr. McGregor’s base salary for 2012 remain unchanged at $500,000. This recommendation was approved by the board.

50	Royal Bank of Canada

A. Douglas McGregor

Total direct compensation
		2011		2010	2011 pay mix
	($)	(%) of variable compensation	Variance from 2010	($)
Base salary	500,000	–	0%	500,000
Performance-based incentive awards
Annual variable short-term incentive	2,695,000	35%	-21%	3,395,000
Performance deferred share units (PDSUs)	3,753,750	49%	-1%	3,785,000
Stock options (Options)	1,251,250	16%	-50%	2,520,000
Total direct compensation	8,200,000	–	-20%	10,200,000

Share ownership
Value of shareholdings as at October 31, 2011(1)
Performance deferred share units	Restricted share units	Deferred share units	RESSOP/ DSSP	Personal holdings	Total holdings	Ownership requirement	Achievement of requirement
					6.2 x average salary and cash bonus	2 x average salary and cash bonus	Exceeds
$6,591,496	$2,585,944	$15,363,161	$121,977	$315,447	$24,978,025	$8,122,335

(1)	Values are based on $48.62, the closing price of RBC Common Shares on the TSX on October 31, 2011.

After considering the compensation recommendations made by the CEO based on the Co-Group Heads’ financial, risk, strategic and operational performance, the Committee recommended an incentive award of US$7,700,000 for Mr. Standish, which was approved by the board. The incentive award was allocated as follows: 35% cash (US$2,695,000); 49% performance deferred share units (US$3,753,750); and 16% stock options (US$1,251,250). The Committee also recommended that Mr. Standish’s base salary for 2012 remain unchanged at US$500,000. This recommendation was approved by the board.

Mark A. Standish

Total direct compensation(1)
		2011		2010	2011 pay mix
	($)	(%) of variable compensation	Variance from 2010 (2)	($)
Base salary	498,350	–	-2%	510,100
Performance-based incentive awards
Annual variable short-term incentive	2,686,107	35%	-22%	3,463,579
Performance deferred share units (PDSUs)	3,741,363	49%	-3%	3,861,457
Stock options (Options)	1,247,121	16%	-51%	2,570,904
Total direct compensation	8,172,941	–	-21%	10,406,040

(1)	Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9967 for 2011 and US$1.00 = C$1.0202 for 2010.
(2)	Change from previous year includes variance as a result of different exchange rates.

Royal Bank of Canada	51

Share ownership
Value of shareholdings as at October 31, 2011(1)(2)				Total holdings	Ownership requirement	Achievement of requirement
Performance deferred share units	Restricted share units	Deferred share units	401(k)
				7.0 x average salary and cash bonus	2 x average salary and cash bonus	Exceeds
$6,820,305	$2,870,909	$18,603,940	$2,947	$28,298,101	$8,043,278

(1)	Mr. Standish’s U.S. dollar compensation, total holdings and ownership requirement have been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9967 as at October 31, 2011.
(2)	Values are based on the closing price of RBC Common Shares on the New York Stock Exchange (NYSE) on October 31, 2011 (US$48.92).

Talent management and succession planning

A comprehensive talent management framework aligned with our business strategies is in place, which enables an integrated approach to talent management and succession planning. We focus on the identification, assessment and development of executives and high potential talent with the objective of building leadership capability and strengthening overall succession to ensure we have a deep and sustainable pipeline of leaders to drive both short and long-term performance. Senior leaders are held accountable for talent management and succession planning through the performance assessment process.

We believe leaders learn best from meaningful and varied on-the-job experiences and we have robust staffing processes to ensure the right people are appointed to roles to optimize both business performance and individual development. Our intent is to stretch high potential talent to prepare them for broader and more complex roles; we also take into consideration diversity and the need to build international experience.

Our philosophy of development and promotion from within strengthens our values and culture, aids in retention of talent and provides more options for succession. We complement this practice with selective external hiring to benefit from diverse experiences and new thinking. We also use internal and external assessment tools, coaching and mentoring and a formal leadership curriculum. Development plans are created to strengthen succession and are monitored for progress.

The Committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the Committee reviews and discusses with management the Executive Talent Management Report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles (direct reports of Group Executive) across RBC and plans for the upcoming year. The Committee also reviews talent management and succession risk metrics, including progress made over the year. Following that, a summary of the Executive Talent Management Report is reviewed with the board.

Annually, the board reviews and discusses the CEO and Group Executive succession report. It includes an in-depth review of the contingency and long-term succession plans for the CEO and members of the Group Executive as well as specific plans to address gaps. The CEO discusses the strengths and gaps of key succession candidates, development progress over the prior year and future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further assess and develop potential successors. There is a systematic approach for the board to meet and get to know succession candidates, including earlier-in-career high potential talent. Talent management is also reviewed as a component of the annual board strategy session in the context of talent requirements and plans to enable achievement of longer-term strategic objectives.

Executive compensation alignment with shareholder returns

The following chart compares the cumulative Total Shareholder Return of $100 invested in Royal Bank of Canada Common Shares (assuming reinvestment of dividends) from October 31, 2006 to October 31, 2011 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Bank’s Index over the same time period.

In the medium to long term, compensation for the NEOs is directly impacted by the price of RBC Common Shares, as a large portion of NEO compensation is awarded as equity incentives with payouts tied to RBC Common Share price performance. The aggregate compensation approved for the NEOs as reported in each year’s management proxy circular is illustrated in the chart on page 52. The chart demonstrates an alignment between shareholder return and the level of NEO compensation.

The change in total compensation for the NEOs of RBC from 2008 to 2009 primarily reflects the inclusion of the two Capital Markets Co-Group Heads as named executive officers, while 2008 included the former Group Head of Capital Markets who has since retired.

52	Royal Bank of Canada

Aggregate performance-based incentive compensation for the NEOs was down by 13% in 2011, compared to 2010.

(1)	2008 NEO total compensation includes equity awards with a grant date value of $4,950,000 that Mr. Nixon subsequently made a personal decision to relinquish.

Cost of management

In conjunction with other large Canadian financial institutions, standard cost of management ratios have been developed so that comparisons between institutions can be made more easily. The following table shows the link between RBC performance and total compensation for the CEO and other NEOs, as reported in the summary compensation table, as a percentage of RBC’s net income and as a percentage of RBC’s market capitalization, for the five-year period ended October 31, 2011.

Fiscal year	NEO total compensation (millions)(1)	Net income (millions)	NEO total compensation as a % of net income	Market capitalization (millions)	NEO total compensation as a % of market capitalization
2011	$36.9	$4,852	0.76%	$69,934	0.05%
2010	$40.7	$5,223	0.78%	$77,502	0.05%
2009	$47.1	$3,858	1.22%	$77,685	0.06%
2008(2)	$25.9	$4,555	0.57%	$62,825	0.04%
2007	$33.3	$5,492	0.61%	$71,522	0.05%

(1)	NEO total compensation represents the aggregate compensation approved for the NEOs as reported in each year’s management proxy circular.
(2)	2008 NEO total compensation includes equity awards with a grant date value of $4,950,000 that Mr. Nixon subsequently made a personal decision to relinquish.

Named executive officer compensation

All of the information in this section is for the fiscal year ended October 31, 2011, unless noted otherwise. The following tables have been prepared to comply with the requirements of the Canadian Securities Administrators. Note that salaries shown here may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year.

RBC is required to report all amounts in Canadian dollars or in the same currency used for financial reporting, which is Canadian dollars. Unless otherwise stated, Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9967 for 2011, US$1.00 = C$1.0202 for 2010, and US$1.00 = C$1.0819 for 2009. These rates reflect the foreign exchange rate on the last trading day of each respective fiscal year.

Royal Bank of Canada	53

Summary compensation table

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)		Option-based awards(2) ($)			Pension value(4) ($)		All other compensation(5) ($)	Total compensation ($)
							Non-equity annual incentive plan compensation(3) ($)
G.M. Nixon	2011	1,476,712	5,137,500		1,712,500		1,750,000	1,050,000		44,417	11,171,129
President and Chief Executive Officer	2010	1,400,000	4,500,000		3,000,000		2,100,000	810,000		41,885	11,851,885
	2009	1,400,000	5,500,000		3,500,000		0	1,654,000	(6)	41,885	12,095,885

J.R. Fukakusa	2011	638,630	1,781,250		593,750		900,000	596,000		19,217	4,528,847
Chief Administrative Officer and Chief	2010	600,000	1,320,000		880,000		1,000,000	116,000		17,951	3,933,951
	2009	587,500	1,325,000	(7)	1,325,000	(7)	735,000	425,000		17,548	4,415,048
Financial Officer
D.I. McKay	2011	638,630	2,062,500		687,500		1,300,000	129,000		19,217	4,836,847
Group Head, Canadian Banking	2010	583,333	1,500,000		1,000,000		1,200,000	93,000		17,490	4,393,823
	2009	500,000	1,100,000		1,100,000		850,000	80,000		14,959	3,644,959
A.D. McGregor	2011	500,000	3,753,750		1,251,250		2,695,000	4,000		4,500	8,208,500
Co-Group Head, RBC Capital Markets	2010	450,000	3,785,000		2,520,000		3,395,000	4,000		4,500	10,158,500
	2009	200,000	5,185,000		3,185,000		4,380,000	4,000		4,500	12,958,500
M.A. Standish	2011	498,350	3,741,363		1,247,121		2,686,107	14,651		0	8,187,592
Co-Group Head, RBC Capital Markets	2010	459,090	3,861,457		2,570,904		3,463,579	14,997		0	10,370,027
	2009	216,380	5,609,652		3,445,852		4,738,722	15,201		0	14,025,806

(1)	The 2011 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share units awarded on December 14, 2011 under the Performance Deferred Share Unit Program. The grant date fair value of each unit granted to Mr. Nixon, Ms. Fukakusa, Mr. McKay and Mr. McGregor was $49.02, based on the average closing price of RBC Common Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of each unit granted to Mr. Standish was US$47.94, based on the average closing price of RBC Common Shares on the New York Stock Exchange for the five trading days immediately preceding the grant date. The 2010 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share units awarded under the Performance Deferred Share Unit Program. The 2009 amounts for Mr. Nixon and Ms. Fukakusa represent the grant date fair value of performance deferred share units awarded under the Performance Deferred Share Unit Program and the grant date fair value of units awarded under the RBC Share Unit Program. The 2009 amount for Mr. McKay represents the grant date fair value of performance deferred share units awarded under the Performance Deferred Share Unit Program. The 2009 amounts for Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share units and restricted share units awarded under the Performance Deferred Share Unit Program.
(2)	The 2011 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent awards made on December 14, 2011 under the Stock Option Plan. Valuing stock options: the Black-Scholes option pricing model is used to determine the value of stock options for compensation purposes. The Black-Scholes compensation value is based on a five-year average fair value, and assumes options are held for the full 10-year term. For awards granted on December 14, 2011, the Black-Scholes compensation value was 24% of the option exercise price. The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in RBC’s annual financial statements. Under Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as at the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of 10 years. This is consistent with Section 3870 of the CICA Handbook and reflects forfeitures as well as the exercise pattern of RBC executives. In addition, the accounting value is based on a one-year fair value rather than the five-year average fair value used for compensation purposes. The accounting grant date fair value for grants made under the Stock Option Plan on December 14, 2011 was based on a Black-Scholes value of 9.2% of the option exercise price. The Black-Scholes compensation value of options awarded on December 14, 2011 which are reported in this table was $5,515,744 and the accounting fair value of these same awards was $2,042,527.
(3)	The total annual short-term incentive award for each NEO includes cash and/or deferred share units. Executives, who voluntarily chose to receive their 2011 annual short-term incentive in deferred share units, received deferred share units based on the average closing price of RBC Common Shares on the TSX for the five trading days prior to October 31, 2011, which was $48.65. Ms. Fukakusa voluntarily chose to defer 100% of her annual variable short-term incentive award into deferred share units for fiscal 2011.
(4)	Pension value represents compensatory change. See pages 56 to 58 for more information on pension benefits for the named executive officers.
(5)	The amounts in this column represent RBC’s contribution under RESSOP or DSSP. The NEOs participate in the employee share ownership plans on the same basis as all other employees. See page 40 for more information about these plans.
(6)	Mr. Nixon’s pension arrangement was modified in 2009. RBC’s actuaries calculated the one-time incremental increase in the accrued obligation relating to the new arrangement to be $920,000, an item that will not recur in future years. This amount is reported in the pension value calculation along with the 2009 service cost of $734,000. See pages 56 and 57 for more information on Mr. Nixon’s pension arrangement.
(7)	On March 10, 2009 upon her appointment as Chief Administrative Officer and Chief Financial Officer, Ms. Fukakusa was granted a special one-time award of $450,000, consisting of a $225,000 award under the RBC Share Unit Program and a $225,000 award under the Stock Option Plan.

54	Royal Bank of Canada

Incentive plan awards

Outstanding share-based and option-based awards

In the table below, share-based awards refers to unvested performance deferred share units previously awarded through the Performance Deferred Share Unit Program and the RBC Share Unit Program as at October 31, 2011. The value of unvested units awarded under the Performance Deferred Share Unit Program assumes no performance adjustment for relative TSR performance. For Mr. Nixon, Ms. Fukakusa, Mr. McKay and Mr. McGregor, the value of unvested units is based on a share price of $48.62, the closing price of RBC Common Shares on the TSX on October 31, 2011, the last trading day of the fiscal year. For Mr. Standish, the value of unvested units is based on a share price of US$48.92, the closing price of RBC Common Shares on the New York Stock Exchange (NYSE) on October 31, 2011, the last trading day of the fiscal year. See pages 38 and 39 for more information about these awards.

Option-based awards include all unexercised stock options that are outstanding as at October 31, 2011. The value of unexercised in-the-money options as at October 31, 2011 is the difference between the exercise price of the options and $48.62, the closing price of RBC Common Shares on the TSX on October 31, 2011, the last trading day of the fiscal year. See pages 38 and 39 for more information about these awards.

		Option-based awards				Share-based awards
Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
G.M. Nixon(1)	9-Dec-2005	239,704	44.125	9-Dec-2015	1,077,469
	12-Dec-2006	238,140	54.990	12-Dec-2016	0
	10-Dec-2007	247,344	52.944	10-Dec-2017	0
	16-Dec-2009	289,042	55.041	16-Dec-2019	0
	15-Dec-2010	248,000	52.595	15-Dec-2020	0
						194,299	9,446,821	0
Totals		1,262,230			1,077,469	194,299	9,446,821	0
J.R. Fukakusa	1-Dec-2003	31,936	31.315	1-Dec-2013	552,652
	7-Dec-2004	47,592	31.700	7-Dec-2014	805,257
	9-Dec-2005	39,224	44.125	9-Dec-2015	176,312
	12-Dec-2006	43,300	54.990	12-Dec-2016	0
	10-Dec-2007	62,960	52.944	10-Dec-2017	0
	15-Dec-2008	96,136	35.368	15-Dec-2018	1,273,994
	10-Mar-2009	37,904	29.682	10-Mar-2019	717,826
	16-Dec-2009	90,842	55.041	16-Dec-2019	0
	15-Dec-2010	72,748	52.595	15-Dec-2020	0
						82,332	4,002,996	0
Totals		522,642			3,526,041	82,332	4,002,996	0
D.I. McKay	27-Nov-2001	1,099	24.555	27-Nov-2011	26,447
	25-Nov-2002	8,496	29.000	25-Nov-2012	166,692
	7-Dec-2004	14,280	31.700	7-Dec-2014	241,618
	9-Dec-2005	11,448	44.125	9-Dec-2015	51,459
	12-Dec-2006	15,912	54.990	12-Dec-2016	0
	10-Dec-2007	39,352	52.944	10-Dec-2017	0
	6-Jun-2008	58,880	50.547	6-Jun-2018	0
	15-Dec-2008	113,100	35.368	15-Dec-2018	1,498,801
	16-Dec-2009	90,842	55.041	16-Dec-2019	0
	15-Dec-2010	82,668	52.595	15-Dec-2020	0
						82,228	3,997,947	0
Totals		436,077			1,985,017	82,228	3,997,947	0
A.D. McGregor	16-Dec-2009	263,028	55.041	16-Dec-2019	0
	15-Dec-2010	208,320	52.595	15-Dec-2020	0
						174,230	8,471,070	0
Totals		471,348			0	174,230	8,471,070	0
M.A. Standish	16-Dec-2009	278,584	55.041	16-Dec-2019	0
	15-Dec-2010	210,212	52.595	15-Dec-2020	0
						180,795	8,815,318	0
Totals		488,796			0	180,795	8,815,318	0

(1)	On February 2, 2009, Mr. Nixon informed the Committee that he had made a personal decision to relinquish his mid and long-term compensation (grant date fair value of $4,950,000), which represented the majority of his performance-based incentive awards for fiscal 2008.

Royal Bank of Canada	55

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards that vested in the year ended October 31, 2011, and any share-based awards under the Performance Deferred Share Unit Program and any deferred-share based compensation under the RBC Capital Markets Unit Award Program that vested in the year ended October 31, 2011. It also includes the annual variable short-term incentive/annual cash bonus that was awarded for the fiscal year and paid in December 2011, received by the named executive officers in cash and/or deferred share units that vested in the year ended October 31, 2011.

Name	Option-based awards – value vested during the year(1) ($)	Share-based awards – value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – value earned during the year(4) ($)
G.M. Nixon	0	3,895,726	1,750,000
J.R. Fukakusa	702,684	991,634	900,000
D.I. McKay	548,817	619,771	1,300,000
A.D. McGregor	0	718,187	2,695,000
M.A. Standish	0	888,017	2,686,107

(1)	For the options granted on:
•	December 12, 2006 at an exercise price of $54.990, 25% of options vested on December 12, 2010 at a fair market value of $52.75, the previous trading day’s closing share price.
•	December 10, 2007 at an exercise price of $52.944, 25% of options vested on December 10, 2010 at a fair market value of $52.47, the previous trading day’s closing share price.
•	June 6, 2008 at an exercise price of $50.547, 25% of options vested on June 6, 2011 at a fair market value of $55.23, the previous trading day’s closing share price.
•	December 15, 2008 at an exercise price of $35.368, 25% of options vested on December 15, 2010 at a fair market value of $52.34, the previous trading day’s closing share price.
•	March 10, 2009 at an exercise price of $29.682, 25% of options vested on March 10, 2011 at a fair market value of $60.79, the previous trading day’s closing share price.
(2)	The amounts for Mr. Nixon, Ms. Fukakusa and Mr. McKay reflect values received from awards under the Performance Deferred Share Unit Program. The awards vested on December 10, 2010 and were paid out in cash based on a share price of $52.726, which represents the average share price of RBC Common Shares on the TSX for the five trading days ended December 9, 2010. At time of vesting, the performance component of the payout was increased by 25% to reflect RBC’s TSR relative to the performance comparator group.
(3)	The amounts for Mr. McGregor and Mr. Standish reflect values received from awards under the RBC Capital Markets Unit Award Program. The awards vested on October 31, 2011 and were paid in cash based on a share price of $48.84, which represents the volume-weighted average share price of RBC Common Shares on the TSX for the five trading days ended October 31, 2011.
(4)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2011 annual variable short-term incentive/annual cash bonus in deferred share units.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as at October 31, 2011, as approved by shareholders. We have no equity compensation plans providing for issuance of RBC Common Shares that have not been previously approved by shareholders. The numbers shown in the table relate to the RBC Stock Option Plan. See page 39 for more information about the Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	14,413,442	45.06	14,032,718
Equity compensation plans not approved by security holders	—	—	—
Total	14,413,442	45.06	14,032,718

56	Royal Bank of Canada

Stock Option Plan

The maximum number of RBC Common Shares that are issuable under the Stock Option Plan may not exceed 112,000,000 shares (representing 7.78% of issued and outstanding Common Shares as at January 9, 2012). Common Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of RBC Common Shares traded on the TSX: (i) on the day preceding the day of grant; and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciate rights (SARS). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa.

Unvested stock options are forfeited if the participant’s employment with RBC is terminated, other than for retirement (as outlined on page 59), disability or death. In the event of disability, options continue to vest and must be exercised within 60 months after disability or within 10 years from grant date, whichever is earlier. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. Options must be exercised by the participant’s legal successor within 24 months after the date of death or within 10 years from grant date, whichever is earlier. See page 59 for details about when a participant’s options terminate in circumstances other than retirement, disability or death.

The Stock Option Plan authorizes the board to make certain non-material plan amendments without shareholder approval, including housekeeping changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. This amendment procedure was approved by shareholders at the 2007 Annual Meeting. No amendments were made to the Stock Option Plan in 2011. For more information about the Stock Option Plan, see page 39.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as at October 31, 2011	Stock options as a percent of outstanding Common Shares as at October 31, 2011
		Target	2011	2010	2009
Overhang (options outstanding and available to grant)	28,446,160	< 10%	2.0%	2.2%	2.5%
Dilution (current outstanding options)	14,413,442	< 5%	1.0%	1.1%	1.3%
Burn rate (the number of options issued each year)	1,815,496	< 1%	0.13%	0.17%	0.19%

Pension plan benefits

Defined benefit pension plan

Mr. Nixon, Ms. Fukakusa and Mr. McKay participate in the Canadian Defined Benefit (DB) pension plan, on the same basis as other employees.

Participants in this plan can normally retire at age 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member has 35 years of pensionable service.

Under the DB pension plan, retirement income is determined by a formula that takes into account pensionable earnings and pensionable service under the plan. Pensionable earnings are defined as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000.

Supplemental pension benefits

In addition to RBC’s DB pension plan, Mr. Nixon, Ms. Fukakusa and Mr. McKay receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all participants, and would be reduced for early retirement unless the executive has 35 years of pensionable service in RBC’s pension plan, or is over 60 years old and has 25 years of pensionable service in RBC’s pension plan. The supplemental pension benefits vest when the named executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are described below.

CEO pension plan

No changes were made to Mr. Nixon’s pension arrangements in 2011. Mr. Nixon’s pension increases by $100,000 for each additional year of service, and is capped at a maximum annual pension of $2,000,000 beginning in 2017, when he reaches age 60. Future increases to Mr. Nixon’s salary would not increase the pension at retirement.

Royal Bank of Canada	57

Other named executive officers

Ms. Fukakusa’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 44, 3% per year from age 45 to 59, and 2% per year from age 60 to 64, and her pensionable earnings are capped at 145% of final base salary.

Mr. McKay’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64, and his pensionable earnings are capped at the lesser of $750,000 or 150% of final base salary.

The table below shows the pension benefits the named executive officers are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC’s pension plans.

Name	Number of years of credited service (#)	Annual pension benefits payable ($)			Opening present value of defined benefit obligation ($)	Compensatory change(2) ($)	Non-compensatory change(3) ($)	Closing present value of defined benefit obligation ($)
		At year end	(1)	At age 65
G.M. Nixon	14.8	1,475,000		2,000,000	14,528,000	1,050,000	820,000	16,398,000
J.R. Fukakusa	17.0	431,000		613,000	5,095,000	596,000	275,000	5,966,000
D.I. McKay	7.9	119,000		450,000	1,054,000	129,000	63,000	1,246,000

(1)	Annual benefits payable are benefits that have accrued and in some cases may not be fully vested.
(2)	Compensatory changes are the values of the projected pension earned from November 1, 2010 to October 31, 2011. It also includes the impact of any amendments to the benefit terms and any differences between the executive’s actual earnings for the year and the earnings that were previously estimated for valuing the benefits earned in previous years. The amounts shown are consistent with the disclosure in Note 20 of RBC’s 2011 Consolidated Financial Statements for the year-ended October 31, 2011.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions, employee contributions, and changes in actuarial assumptions, if any.

The table below shows the years of credited service under the supplemental pension benefits plan and years of RBC service as at October 31, 2011.

Name	Years of credited service under the supplemental pension benefits plan (#)	Years of RBC service (#)
G.M. Nixon	14.8	32.1
J.R. Fukakusa	17.0	26.2
D.I. McKay	7.9	19.3

Defined contribution pension plans

Mr. McGregor participates in the defined contribution component of the pension plan for employees who are directors of RBC Dominion Securities Inc. Participants in this plan are required to contribute 3% of their pre-tax earnings (calculated as base salary plus the previous year’s annual bonus), to an annual maximum of $4,000 per calendar year (increasing to $6,500 per calendar year effective July 1, 2012). Participants may choose to make optional contributions of 1% to 5% of their earnings, to an annual maximum ($14,970 in 2011).

We match employee contributions, to a maximum of $4,000 per calendar year (increasing to $6,500 per calendar year effective July 1, 2012). Participants in this plan may invest their contributions in a self-directed Registered Retirement Savings Plan (RRSP) account and invest RBC’s contributions to the defined contribution pension plan among 11 professionally managed funds. Amounts shown in the table below reflect the defined contribution account balances only.

Mr. Standish participates in the RBC – U.S.A. Retirement and Savings Plan (Plan), a 401(k) plan open to all U.S. employees. Participants can defer into the Plan up to 50% of annual salary on a pre-tax basis and/or on an after-tax basis through a 401(k) Roth up to the annual U.S. Internal Revenue Service (IRS) limit, and can defer another 5% of their salary on an after-tax basis. After one year of employment, we match the first 6% of IRS-limited salary that a participant contributes to the Plan. For 2011, the maximum match was US$14,700. Participants may invest their deferrals in 14 professionally managed funds, or may choose to invest through a self-directed mutual fund brokerage window.

58	Royal Bank of Canada

The table below shows the defined contribution account balances for Mr. McGregor and Mr. Standish under their respective plans.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value as at October 31, 2011 ($)
A.D. McGregor	56,720	4,000	60,960
M.A. Standish	527,316	14,651	536,351

Employment contracts, termination, and change of control

Employment contracts

RBC does not have employment contracts with any of the NEOs; however, it has standard compensation policies that govern termination or change of control situations.

Termination

Our severance plans and policies are designed to expedite transition to alternate employment, comply with relevant legal requirements and align with market practices. As required by Canadian law, severance calculations for our Canadian employees are based on service, age and position. In the event of a termination without cause of a named executive officer (other than the U.S. Co-Group Head of Capital Markets), the standard severance calculation would provide salary and short-term incentive continuation for a maximum period of two years (salary and short-term incentive continuation ceases when alternate employment is obtained). Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

In the U.S., the RBC Capital Markets Corporation severance plan applies to all its employees. Under that plan, in the event RBC terminated his employment without cause, the U.S. Co-Group Head of Capital Markets would receive a lump sum payment in the amount of 12 months’ base salary, in addition to one month’s working notice as generally provided to employees. At RBC’s discretion, he could also receive an annual cash bonus payment reflecting the notional 12-month severance period. This is consistent with RBC’s treatment of U.S. Capital Markets employees, and aligns with U.S. market practices and legal requirements.

If a named executive officer is terminated for cause, he or she will not be paid severance, and at the discretion of the board, will forfeit the following:

•	any bonus payments under the annual variable short-term incentive program;
•	all units previously awarded and unvested under the performance deferred share unit and RBC Share Unit programs;
•	all unvested options under the Stock Option Plan; and
•	any annual bonus awards, including all units previously awarded and unvested under the RBC Capital Markets Unit Award Program.

Change of control

RBC has a change of control policy that covers the NEOs and certain other senior executives. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event RBC is involved in a major shareholder transaction.

Benefits associated with the equity incentive programs are subject to a “double trigger,” which means the executive is entitled to accelerate vesting of any outstanding equity incentive awards only if he or she is terminated without cause within 24 months of the change of control. We define a major shareholder transaction as:

•	an entity or individual acquiring 20% or more of RBC’s voting shares;
•	a change of more than 50% in the directors on its board;
•	a merger or consolidation with another entity that would result in RBC’s voting shares representing less than 60% of the combined voting power following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of RBC’s assets.

Forfeiture and clawback policy

We maintain a policy with respect to compensation forfeiture and clawback, which is applicable in the event of fraud or misconduct, or financial restatement. See page 30 for more information.

Royal Bank of Canada	59

Termination and change of control benefits

	Retirement	Termination with cause/ resignation	Termination without cause	Termination without cause following a change of control

Base Salary	Ends as of the date of retirement	Ends as of the termination or resignation date

Paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)

Co-Group Heads, Capital Markets:

In Canada: paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)

In the U.S.: lump sum payment equivalent to 12 months’ base salary

Lump sum payment equivalent to 24 months’ base salary

Co-Group Heads, Capital Markets:

In Canada: lump sum payment equivalent to 24 months’ base salary

In the U.S.: lump sum payment equivalent to 12 months’ base salary

Annual short-term incentive (excluding Capital Markets Co-Group Heads)	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	Paid as lump sum at the end of each year of the severance period	Lump sum payment equivalent to 24 months’ short-term incentive

Annual cash bonus (as applies to Capital Markets Co-Group Heads)	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	In Canada: paid as lump sum at the end of each year of the severance period In the U.S.: discretionary	In Canada: lump sum payment equivalent to 24 months’ annual cash bonus In the U.S.: discretionary

Deferred share units	Must be redeemed on or before December 15th of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period

Performance deferred share units/RBC share units	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Pro-rated payment for the vesting period completed as of the end of the severance period	Vest immediately upon termination

Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of termination or resignation date	Continue to vest to end of the severance period, all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of severance period	Vest immediately upon termination and must be exercised within 90 days of the termination date

RBC Capital Markets unit awards (applies to Capital Markets Co-Group Heads)	Continue to vest, subject to non-competition provisions	Termination with cause: all units are forfeited Resignation: units continue to vest, subject to non-solicit and non-competition provisions	Continue to vest	Continue to vest

Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuation	Pension credits and benefits continue during severance period

Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during severance period	Continue during severance period

60	Royal Bank of Canada

Potential payments upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each named executive officer upon termination of his or her employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on October 31, 2011.

The value of equity-based compensation includes awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $48.62 is used, which is the closing price of RBC Common Shares on the TSX on October 31, 2011, the last trading day of the fiscal year. Mr. Standish’s equity awards are based on a share price of $48.92, which is the closing price of RBC Common Shares on the NYSE on October 31, 2011. His U.S dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9967.

Event	G.M. Nixon ($)	J.R. Fukakusa ($)	D.I. McKay ($)	A.D. McGregor ($)	M.A. Standish ($)
Retirement	0	0	0	0	0
Termination with cause/resignation(1)	0	0	0	0	0
Termination without cause
Severance	7,333,333	2,990,000	3,000,000	8,355,537	4,137,966
Equity-based compensation	3,119,351	915,018	1,039,772	2,623,727	6,001,930
Value of incremental pension benefits(2)	2,764,000	640,000	29,000	11,333	14,951
All other compensation(3)	184,901	142,104	140,873	18,649	12,512
Termination without cause following a change of control
Severance	7,333,333	2,990,000	3,000,000	8,355,537	4,137,966
Equity-based compensation	9,446,821	4,998,906	4,747,347	8,471,070	8,815,318
Value of incremental pension benefits(2)	2,764,000	640,000	29,000	11,333	14,951
All other compensation(3)	184,901	142,104	140,873	18,649	12,512

(1)	In the event of termination by RBC for reason of misconduct, malpractice, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. Nixon, Ms. Fukakusa, or Mr. McKay.
(2)	For Mr. Nixon, Ms. Fukakusa, and Mr. McKay, the values shown represent the present value as at October 31, 2011 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in RBC’s registered DB pension plan and their individual executive pension arrangements (except for Mr. McKay). Mr. McKay would not have attained age 55 by the end of his salary continuance period, so he would not be entitled to any pension benefits from his individual executive pension arrangement as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. Nixon, Ms. Fukakusa, and Mr. McKay would be $200,000, $48,000, and $5,000 respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2011 year-end pension plan liabilities which are disclosed in RBC’s financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. McGregor and Mr. Standish, the values shown represent the additional RBC contributions to their respective defined contribution pension plans that would be payable during salary continuance.
(3)	All other compensation includes RBC’s cost of benefits, RBC contributions under RESSOP or DSSP and perquisites that continue during salary continuance.

Indebtedness of directors and executive officers

In the course of RBC’s business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness,(1) there is no outstanding indebtedness to RBC or its subsidiaries of current and former executive officers, directors or employees, or associates of current and former executive officers and directors.

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

Additional information on compensation

The aggregate quantitative information on compensation disclosed below is provided in accordance with Implementation Standard 15 of the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The 2011 Executive Compensation section also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the U.K. Financial Services Authority. Additional disclosures required under those requirements will be made separately.

We have established criteria for the identification of employees who may have a material impact on the risk exposure of RBC, described on page 29. For the purpose of the tables below, “Senior Officers” include the CEO and members of the Group Executive (RBC’s most senior management). “Covered Employees” include employees whose actions may have a material impact on the risk exposure of RBC. All dollar values are stated in millions of Canadian dollars.

Royal Bank of Canada	61

U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$0.9967 for 2011 and US$1.00 = C$1.0202 for 2010. These rates reflect the foreign exchange rate on the last trading day of each respective fiscal year.

Compensation Paid — Senior Officers

	2011		2010
	Non-deferred	Deferred	Non-deferred	Deferred
Number of Senior Officers		10		10
Fixed compensation
Cash-based	$7	$0	$6	$0
Variable compensation
Cash-based(1)	$13	$0	$15	$0
Shares and share-linked instruments	$0	$30	$0	$34

(1)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Executive Deferred Share Unit Program.

Compensation Paid — Covered Employees

	2011(1)		2010(2)
	Non-deferred	Deferred	Non-deferred	Deferred
Number of Covered Employees		201		215
Fixed compensation
Cash-based	$53	$0	$46	$0
Variable compensation
Cash-based(3)	$182	$6	$259	$0
Shares and share-linked instruments	$6	$158	$0	$256

(1)	2011 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled “Other Compensation Paid” below.
(2)	2010 variable compensation includes guaranteed awards paid in the fiscal year.
(3)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Executive Deferred Share Unit Program.

Other Compensation Paid

	2011				2010
	Senior Officers		Covered Employees		Senior Officers		Covered Employees
	Number of Employees	Amount	Number of Employees	Amount	Number of Employees	Amount	Number of Employees	Amount
Sign-on awards	0	$0	5	$2	0	$0	6	$2
Guaranteed awards(1)	0	$0	27	$42	N/A	N/A	N/A	N/A
Severances(2)	0	$0	3	$0.3	0	$0	3	$1

(1)	Guaranteed awards is a new disclosure requirement for 2011. Guaranteed awards paid in respect of the fiscal year 2010 are included in the variable compensation paid in the tables entitled “Compensation Paid – Senior Officers” and “Compensation Paid – Covered Employees.”
(2)	Additional information regarding the highest severance award paid for fiscal 2011 and 2010 has been provided to the Office of the Superintendent of Financial Institutions on a confidential basis.

Deferred Compensation (1)(2)

	2011(3)		2010(4)
	Senior Officers	Covered Employees	Senior Officers	Covered Employees
Outstanding
Vested	$17	$5	$31	$8
Unvested	$58	$348	$60	$485
Fiscal year payouts(5)	$15	$89	N/A	N/A

(1)	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Executive Deferred Share Unit Program.
(2)	No cash-based deferred compensation was outstanding in 2010 or 2011.
(3)	For 2011, vesting status of awards is as at October 31, 2011. Values for deferred compensation in Canadian dollars are based on $48.62, the closing share price of RBC Common Shares on the TSX on October 31, 2011. U.S. deferred compensation is based on US$ 48.92, the closing share price of RBC Common Shares on the NYSE on October 31, 2011.
(4)	For 2010, vesting status of awards is as at October 31, 2010. Values for deferred compensation in Canadian dollars are based on $54.39, the closing price of RBC’s Common Shares on the TSX on October 29, 2010, the last trading day of the fiscal year. U.S. deferred compensation is based on US$53.38, the closing share price of RBC Common Shares on the NYSE on October 29, 2010, the last trading day of the fiscal year.
(5)	Fiscal year payouts is a new disclosure requirement for 2011. For 2011, this includes amounts vested and paid in fiscal 2011.

62	Royal Bank of Canada

Effective with the December 2011 grant onwards, variable compensation and outstanding deferred compensation is subject to ex-post explicit and implicit adjustments, as noted under “Adjustments for compensation risk and performance” on page 29. RBC did not reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2011 as a result of either ex-post explicit or implicit adjustments.

Additional items

Corporate governance

Under rules adopted by Canadian securities regulatory authorities, RBC is required to disclose information relating to its corporate governance. The Bank’s disclosure is set out in Schedule ‘A’ to this Circular. Additional information relating to corporate governance at RBC may be found on its governance website at rbc.com/governance.

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, an integrated insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2012. There is no deductible for this coverage. The insurance applies in circumstances where RBC may not indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1.1 million per annum.

Available documentation

RBC is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. RBC also files an annual information form with such securities commissions. Financial information is provided in our comparative financial statements and Management’s Discussion and Analysis. Copies of these documents and additional information relating to RBC may be found at sedar.com or obtained on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Royal Bank of Canada	63

Schedule ‘A’	Statement of Corporate Governance Practices

RBC and its Board of Directors are committed to maintaining high standards of governance which comply with all regulatory standards and incorporate best practices appropriate to the organization.

To serve the interests of shareholders and other stakeholders, governance must improve continuously and our corporate governance system is subject to ongoing review and assessment. The board proactively adopts governance policies and practices designed to align the interests of the board and management with those of shareholders and to promote the highest standards of ethical behaviour and risk management at every level of the organization.

RBC Common Shares are listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX). The board exercises its authority in accordance with our Code of Conduct, our By-laws and the Bank Act, as well as other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the TSX, the NYSE and the U.S. Securities and Exchange Commission (SEC). Our practices are consistent with the CSA’s corporate governance guidelines (CSA Guidelines) and its rules and applicable SEC rules relating to audit committees. In addition, although RBC is not required to comply with most of the corporate governance listing standards of the NYSE (NYSE Rules) applicable to U.S. domestic issuers, we meet or exceed the NYSE Rules in all significant respects except as summarized on our website at rbc.com/governance.

Independence of the board

Every member of the Board of Directors, other than Gordon M. Nixon who is CEO, has been affirmatively determined to be independent.

The board believes that independence from management is fundamental to its effectiveness. As a Canadian financial services company listed on the TSX and NYSE, we are subject to various guidelines, requirements and disclosure rules governing independence of the board and its committees.

Independence standards

To assist it in making determinations as to the independence of directors, the board has adopted the Director Independence Policy, which contains categorical standards of independence regarding such matters as: business and lending relationships between RBC and directors, their spouses and their businesses; receipt of payments from or provision of goods or services to RBC; relationships between directors and their family members and the auditor of RBC; and donations by RBC to charities with which directors are associated. Our Director Independence Policy incorporates criteria from the “affiliated persons” regulations under the Bank Act and the definition of “independence” in the

CSA Guidelines. A director will be considered independent only if the board has affirmatively determined that the director has no direct or indirect material relationship with RBC. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. A director who qualifies as independent under our Director Independence Policy is not an “affiliated person” under the Bank Act and is independent within the meaning of the CSA Guidelines. In keeping with the CSA Guidelines, the NYSE Rules and requirements of the SEC, this Policy sets higher standards for members of our Audit Committee. Our Director Independence Policy has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance.

Assessing independence

Information concerning personal and business relationships between each director and RBC is used by the board in its analysis and subsequent determination of director independence. Such information is collected through a due diligence process that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Any relationships between a director and RBC are tested against the materiality thresholds set out in the Director Independence Policy. The board also takes into account all other facts and circumstances that it deems relevant in determining whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgment. In its evaluation and analysis, the board considers the nature and extent of these relationships and their importance not only to the director and to RBC but also to entities with which the director is affiliated.

Determinations of independence

The board has analyzed the relationships between each director nominee and RBC and, on advice from the Corporate Governance and Public Policy Committee, has affirmatively determined that 15 of the 16 persons proposed in the Proxy Circular for election as directors (over 93%) have no direct or indirect material relationship with RBC and are unaffiliated under the Bank Act and are therefore independent. Mr. Nixon is not independent and is affiliated with RBC because he is CEO. Mr. Nixon is not a member of any of the committees of the board, each of which is composed entirely of independent directors.

The board has also determined that every member of our Audit Committee meets the additional Canadian and U.S. independence requirements for membership on public company audit committees.

Note:	In this Statement of Corporate Governance Practices “RBC” and “the Bank” mean Royal Bank of Canada and “CEO” means the President and Chief Executive Officer of the Bank. All references to websites are for information only. The information they contain, and any other websites they refer to, are not part of this Statement.

64	Royal Bank of Canada

Other independence mechanisms

The board has established other important governance policies and practices to enhance board independence:

•	Each board committee and, with the approval of the Chairman of the Board, individual directors may engage external advisors at the expense of RBC.
•

To facilitate open and candid discussion among the directors, the Chairman of the Board leads sessions attended only by independent directors following regularly scheduled board meetings. During the 2011 fiscal year, there were eight sessions attended only by independent directors.

•	Members of the Audit Committee may serve on the audit committees of only three public companies, including RBC.
•	The board limits the number of common memberships on boards of public companies on which directors may serve.

Common board memberships

The board’s policies provide that no more than two board members may sit on the same public company board. The biographies starting on page 5 of the Proxy Circular identify the other public companies of which each nominee is a director. Common memberships on boards of public companies among our directors are set out below. The board has determined that these common board memberships do not impair the ability of these directors to exercise independent judgment as members of our Board of Directors.

Company	Director
Maple Leaf Foods Inc.	W. Geoffrey Beattie
Michael H. McCain
Suncor Energy Inc.	John T. Ferguson
Jacques Lamarre
TransCanada Corporation	Paule Gauthier
TransCanada PipeLines Limited	David P. O’Brien

Independent Chairman of the Board

An independent director, David P. O’Brien, is the Chairman of the Board of Directors.

The Chairman of the Board is responsible for the management, development and effective functioning of the Board of Directors and provides leadership in every aspect of its work. He also serves as Chair of the Corporate Governance and Public Policy Committee. He has unrestricted access to management, as well as the authority to engage, at the expense of RBC, independent legal counsel or other advisors and to approve the fees and terms of their engagement. In carrying out his duties, the Chairman of the Board:

•	Chairs meetings of shareholders and of the Board of Directors and sessions of independent directors.
•	Serves as a liaison among the directors and between the board and senior management, providing feedback to the CEO.
•	Acts as a key advisor to the CEO on major issues.
•	Participates in the orientation and mentoring of new directors and the continuing development of current directors.
•	Oversees the process for regular director peer review and supplements the formal review process by meeting with each director individually.
•	Participates as a member of the Human Resources Committee in overseeing succession plans for key management roles.

The board reviews and approves any changes to the written position description for the Chairman of the Board, which is available at rbc.com/governance. The board’s Human Resources Committee annually assesses the effectiveness of the Chairman of the Board in fulfilling the requirements of the position description.

Director attendance

The attendance record of individual directors is disclosed with their biographies starting on page 5 of the Proxy Circular. Every member of the board has exceeded our attendance requirements for directors.

Board members are expected to attend the Annual Meeting of Common Shareholders as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required, except where the Corporate Governance and Public Policy Committee determines that factors beyond a director’s control prevented the director from achieving the minimum attendance level. During the 2011 fiscal year, all directors attended at least 75% of board and committee meetings.

The board’s role

The Board of Directors is responsible for the overall stewardship of RBC. Directors are elected by shareholders to supervise management of the business and affairs of the organization, with the goal of enhancing long-term shareholder value.

In performing its role, the board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Any responsibilities not delegated to management remain with the board and its committees. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required. For example, such thresholds exist for investments and divestitures, decisions relating to mergers and acquisitions, intra-group transactions, operating expenditures, capital and funding, and project initiatives.

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Some of the board’s other supervisory responsibilities are described below. The board’s functions are fully described in its charter, which has been filed with securities regulators at sedar.com and is available on our governance website at rbc.com/governance.

Strategic planning

•	The board oversees our strategic direction and formulation of our plans and priorities.
•	The board participates with management in an annual session dedicated to strategic planning.
•	The board annually approves the strategic plan which takes into account, among other things, the opportunities and risks of the businesses.
•	The board reviews and approves our corporate financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities.
•

The board frequently discusses aspects of strategy and, within the context of our enterprise-wide performance management framework, reviews accurate and timely information in assessing the implementation of strategic initiatives.

Identification of risks and oversight of risk management

•	The board regularly meets with key banking regulators to discuss the Bank’s risk profile and control environment.
•	The board exercises its oversight of risk management principally through its Audit Committee, Risk Committee and Human Resources Committee.
•

Through its Risk Committee, the board identifies the principal risks of our businesses and oversees the risk control environment. Among other things, that Committee reviews risk management policies and processes concerning credit risk, market risk, operational risk, liquidity and funding risk, reputational risk, insurance risk, environmental risk, and other risks.

•

The Risk Committee receives regular reports on key risks affecting RBC, reviews the organization’s risk profile relative to its risk appetite, oversees the structure of management’s approach to defining the type and amount of risk that is appropriate to accept, and seeks to ensure there is an appropriate balance of return for the risks that are prudently assumed.

•

The Audit Committee reviews reports from the Chief Internal Auditor and reviews the internal controls and risk management policies and processes related to capital management and prevention and detection of fraud and error.

•	The Audit Committee receives regular reports on regulatory compliance matters.
•	The Human Resources Committee is responsible for reviewing the alignment of the Bank’s major compensation programs and policies with sound risk management principles.

Succession planning

•

The board and its Human Resources Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the CEO and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.

•	The board annually reviews and assesses the contingency and long-term succession plans for the CEO and Group Executive.
•

The Human Resources Committee assists the board in its oversight responsibilities regarding succession planning, and annually reviews the organization’s leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•	The Committee reports to the board at least annually on succession planning.
•	The performance objectives of the CEO and other members of Group Executive include ensuring solid succession for senior executive roles.

Communications and shareholder engagement

•

The Board of Directors welcomes engagement with shareholders and encourages them to express their views. To allow shareholders to provide timely and meaningful feedback, the board has developed practices appropriate for the Bank’s shareholder base to facilitate constructive engagement. Examples of such practices include meetings with institutional investors and with organizations representing a significant number of shareholders, as well as establishing methods of hearing from shareholders on an ongoing basis. The Board of Directors proactively considers and adapts, as suitable to the circumstances of RBC, emerging practices of board engagement with shareholders.

•

Shareholders may communicate with the independent directors by writing to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at rbc.com/governance.

•

The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the Annual Information Form, Management’s Discussion and Analysis, and the Proxy Circular.

•

The Bank’s disclosure policy is approved by the Audit Committee and presented to the board. It addresses how we interact with analysts, investors and the public and contains measures to avoid selective disclosure in accordance with our policies and procedures and legal disclosure requirements.

•	Procedures are in place to provide timely information to current and potential investors and respond to their inquiries.

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•

Our Investor Relations group is responsible for maintaining communications with the investing public. It is our policy that every shareholder inquiry should receive a prompt response. Investor Relations staff are available to shareholders by telephone, email and fax, and significant disclosure documents are available at rbc.com/investorrelations.

•	Senior executives including the CEO, other members of our Group Executive and the Vice-President and Head, Investor Relations, meet regularly with financial analysts and institutional investors.
•

The quarterly earnings conference calls with analysts and institutional investors are broadcast live and, for a period of three months after each call, are archived on our Investor Relations website at rbc.com/investorrelations.

Integrity of internal controls and management information systems

•	The board establishes the Bank’s values, as set out in our Code of Conduct and satisfies itself that a culture of integrity is maintained throughout the organization.
•	The board requires management to implement and maintain effective systems of internal control, including management information systems.
•	The Audit Committee regularly meets with the Chief Internal Auditor and with management to assess the adequacy and effectiveness of systems of internal control.
•	The board reviews and approves our financial statements and oversees our compliance with applicable audit, accounting and reporting requirements.

Governance

•

Through its Corporate Governance and Public Policy Committee, the board monitors best practices in governance, develops corporate governance principles and guidelines and establishes appropriate structures and procedures to allow the board to function effectively and independently of management.

•	The Audit Committee oversees the effectiveness and independence of the finance, compliance and internal audit functions.
•	The Risk Committee oversees the effectiveness and independence of the risk management function.
•	Periodic independent reviews are conducted of these control functions.

Position descriptions

The Board of Directors has approved written position descriptions for the non-executive Chairman of the Board, the chairs of the board’s committees and the CEO.

These position descriptions are available on our website at rbc.com/governance. The position descriptions of the Chairman of the Board and the CEO are reviewed and approved on an annual basis.

Director orientation

The Corporate Governance and Public Policy Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of our businesses, the role of the board and its committees and the contribution that individual directors are expected to make.

To enhance the effectiveness of the board RBC seeks to have new directors become fully engaged as quickly as possible. New directors meet with members of Group Executive representing our core businesses, and with other senior officers, to discuss our business functions and activities.

For new and existing board members, we also prepare and keep current our comprehensive Director’s Guide, which contains information concerning:

•	qualifications and guidelines for individual directors and their principal roles and responsibilities;
•	a corporate governance overview of the board;
•	the structure of the board and its committees, and board authorities and delegations;
•	information relating to RBC and its management, including the organizational structure;
•	the legal framework of the organization, including our By-laws; and
•	key policies and procedures, including our Code of Conduct and our Director Independence Policy.

Board information needs and director continuing education

The Corporate Governance and Public Policy Committee oversees continuing education for directors and ensures procedures are in place to give the board timely access to the information it needs to carry out its duties.

In particular, directors:

•	receive a comprehensive package of information prior to each board and committee meeting;
•	receive reports on the work of board committees following committee meetings;
•	are involved in setting the agenda for board and committee meetings;
•	attend an annual strategic planning session;
•	identify their continuing education needs, through discussions with management and at board and committee meetings;
•	have full access to our senior management and employees; and
•	receive regular updates between board meetings on matters that affect our businesses.

For prompt dissemination of information to directors, RBC also maintains a secure board intranet site.

To assist board members in understanding their responsibilities and liabilities, as well as keeping their knowledge and understanding of our businesses current, we provide directors with an ongoing education program.

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Presentations by senior executives on the business and regulatory environment and on specialized and complex aspects of our business operations are regularly provided to directors.

During the 2011 fiscal year several educational sessions focused on the transition to International Financial Reporting Standards (IFRS), including targeted sessions aimed at ensuring directors have a thorough understanding of those accounting standards that most significantly impact RBC. Audit Committee members and other members of the board participated in concentrated sessions on the impact of IFRS on securitization, goodwill accounting, financial instruments, consolidation, hedge accounting and accounting for variable interest entities.

Other presentations to the board and its committees over the past year included reviews by independent experts of incentive compensation arrangements and their alignment with emerging best practices, the capital markets regulatory reform environment in the United Kingdom and Europe, and the European economic outlook. The board and its committees also received presentations on capital and liquidity rules, new Basel requirements, critical uses of risk models, the current and projected risk environment, and the organization’s risk profile relative to North American, European and Australian peers.

In addition, board meetings are periodically scheduled in different locations to familiarize directors with our regional and international operations. In 2011, the board met in London, U.K. and visited the Bank’s operations there.

Information and presentations concerning board responsibilities, as well as education on current trends in governance are available to the directors through their membership in the Institute of Corporate Directors.

Our Code of Conduct

The board endorses the principles and compliance elements expressed in our Code of Conduct, which is reviewed and approved at least annually by the Human Resources Committee and the Risk Committee. Our Code of Conduct has been filed with securities regulators at sedar.com and is available at rbc.com/governance.

By setting the tone at the top, the Board of Directors fosters a strong governance culture that influences every level of the organization.

The Code establishes written standards designed to promote integrity and ethical behaviour that apply to the Chairman and members of the Board of Directors, senior management and all employees. The Code sets out fundamental principles that guide the board in its deliberations and shape the organization’s business activities globally:

•	upholding the law at all times;
•	confidentiality, privacy and security of personal information;
•	fairness in all our dealings;
•	corporate responsibility and adding value to society;
•	honouring trust by safeguarding client and corporate assets;
•	objectivity and avoidance of conflicts of interest;
•	integrity and telling the truth in all our communications; and
•	individual responsibility and respect within working relationships.

The Code also deals with reporting of unethical or illegal behaviour. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld. Waivers of departures from or breaches of the Code are considered only in exceptional circumstances. Any waiver granted to an employee or contract worker must be reported to the Risk Committee and the Human Resources Committee. Any waivers for the top management team must be approved by the Risk Committee and reported to the Human Resources Committee. Any waivers for directors must be approved by the Board of Directors on the recommendation of the Risk Committee. Any waivers for the top management team or directors must be promptly disclosed. No waivers from the Code have been granted for the top management team or directors.

To enhance understanding throughout our global organization of the values and principles outlined in our Code of Conduct, an online learning program was designed and implemented, together with regular online testing. Employees must review the Code and acknowledge adherence to it when they join RBC and at least once every two years. Our most senior officers must complete the program annually. Members of the Board of Directors annually acknowledge they have read and understand the Code and certify that they are in compliance with its principles as they apply to the directors.

The board has approved the establishment and mandate of an Ethics and Compliance Committee, composed of senior management, to monitor effectiveness of our overall ethics and compliance program in promoting a corporate culture that encourages ethical conduct and a commitment to compliance with laws and regulations. This committee establishes ethics and compliance training and awareness programs and advises senior management and the board on significant compliance and regulatory issues. The waivers disclosure process and regular reporting on ethics and compliance to the Risk Committee assist the board in monitoring compliance with the Code of Conduct.

Conflicts of interest

Where the personal or business relationships or interests of directors and executive officers may conflict with those of RBC, they are required to disclose in writing, or by requesting to have it entered in the minutes of the meeting, the nature and extent of any interest they have in a material contract or material transaction with RBC. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

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Nominating committee

The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, determines criteria for selecting and assessing potential and current directors and acts as the nominating committee responsible for recommending to the board individuals qualified to become board members.

The board derives its strength from the background, diversity, qualities, skills and experience of its members. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the next annual meeting. Every year, the Committee reviews the credentials and performance of candidates proposed for election to the board and assesses their competencies and skills against those that the Committee considers the board, as a whole, should possess. In doing so, it considers the qualification of each candidate under applicable laws, regulations and rules and the skills, diversity, geographies and areas of expertise already represented on the board.

The experience and areas of expertise of the nominees for election to the board are described in their biographies, starting on page 5 of the Proxy Circular. Based on its assessment of the existing experience and strengths of the board and the changing needs of the organization, the Committee determines the competencies, skills and personal qualities it should seek in new board members to add value to the organization. As part of this analysis, the board maintains a matrix indicating the experience and expertise contributed by each director toward the needs of the board. The Corporate Governance and Public Policy Committee developed this matrix under the leadership of the Chairman of the Board in a process involving the following steps:

1. Committee prepared matrix, specifying areas of experience and expertise important to the board	2. Directors’ self- assessments, identifying their top five categories of experience and expertise, were integrated into the matrix	3. Committee reviewed matrix for recommendation to the board	4. Board reviewed and approved matrix for reference in making decisions about director recruitment

The following table represents the depth of experience and expertise represented by the current nominees for election to the board in areas identified by the board as important to the organization.

Experience/Expertise	Number of directors who possess experience or expertise
Senior level position in a major company Broad business experience through senior level position in a major company	15
Financial industry/investment management Experience in the financial services industry or experience overseeing complex financial transactions and investment management	9
International business Understands the global marketplace through senior level position in an organization with multinational operations	10
Risk management Experience identifying principal corporate risks to ensure that management implements the appropriate systems to manage risk – may have been gained through experience as a top executive of a major public company or by serving as Chair or a member of the Risk Committee of the board of RBC or another major public company	10
Financial expertise Based on the definitions of financial literacy/expert for members of the Audit Committee under securities laws	9
Compensation Experience overseeing compensation design – may have been gained through experience as a top executive of a major public company or by serving as Chair or a member of the Human Resources Committee of the board of RBC or another major public company	7
Information technology Experience as a senior executive in a major technology company	2
Retail/marketing Experience as a senior executive in a major retail customer products, services or distribution company	4
Real estate Experience in the real estate industry and the real estate market	2
Legal/regulatory Training and experience in law and compliance with complex regulatory regimes	3
Public policy Experience in public policy and government relations	4

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Evaluating candidates for the board

The Committee considers all qualified candidates identified by members of the Board of Directors, by management and by shareholders and maintains an evergreen list of potential candidates for the board.

Nominees are selected for such qualities as integrity and ethics, business judgment, independence, business or professional expertise, international experience, and residency and familiarity with geographic regions relevant to our strategic priorities.

The Committee reviews each candidate’s biographical information, assesses each candidate’s integrity and suitability against criteria that have been developed by the Committee and considers the results of background checks and internal and external due diligence reviews.

This assessment involves exercise of the Committee’s independent judgment. The Committee uses the same process for evaluating all potential candidates, including those recommended by shareholders. In this context, the Committee considers whether the candidate:

•	has demonstrated, in personal and professional dealings, integrity, high ethical standards and commitment to the values expressed in our Code of Conduct;
•	is likely to take an independent approach and to provide a balanced perspective;
•	has specific skills, expertise or experience that would complement those already represented on the board;
•	is financially literate and able to read financial statements and other indices for evaluating corporate performance;
•	has a history of achievements that demonstrates the ability to perform at the highest level and that reflects high standards for himself or herself and for others;
•	has a background that includes business, government, professional, non-profit or other experience that is indicative of sound judgment and the ability to provide thoughtful advice;
•	recognizes the strengths of diversity;
•	possesses knowledge and appreciation of public issues and exhibits familiarity with international, as well as national and local affairs; and
•

has sufficient time and energy to devote to the performance of duties as a member of the Board of Directors, having regard to positions the candidate holds in other organizations and other business and personal commitments.

On this basis, the Committee makes recommendations to the board regarding potential director candidates.

External consultants

The Committee has sole authority to retain, and approve the fees of, any external consultants to conduct searches for appropriate candidates, or other external advisors that it determines to be necessary to carry out its duties.

Nomination by shareholders

Any shareholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Shareholders can also nominate one or more candidates for election as directors by submitting a proposal that will be included in our Proxy Circular and voted on at an annual meeting. To ensure such nominees have reasonable support, the Bank Act requires that such a proposal be signed by shareholders representing at least 5% of the shares entitled to vote.

Director tenure policies

To balance the benefits of experience with the need for new perspectives, the board has in place tenure policies that seek to achieve ongoing renewal. Directors will not be renominated for election at an annual meeting after reaching the earlier of (i) age 70 or (ii) 15 years of service on the board. The 15-year term for directors who joined the board prior to May 27, 2011 will be calculated starting on the date of the 2012 annual meeting. In exceptional circumstances if it is in the best interests of RBC, the board has the discretion to recommend a director for re-election for additional terms of up to 5 years after age 70 or the expiration of the 15-year term. This decision is subject to annual review by the board and re-election by the shareholders.

In addition, a director is expected to submit his or her resignation to the Chairman of the Board for determination by the board upon recommendation of the Corporate Governance and Public Policy Committee where:

•	the credentials underlying the appointment of the director change;
•	the director does not meet eligibility rules under the board’s conflict of interest guidelines; or
•	the director is no longer qualified under the Bank Act or other applicable laws.

Majority voting policy

Board policy requires that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chairman of the Board promptly following our annual meeting. The Corporate Governance and Public Policy Committee will consider the offer of resignation and, except in special circumstances, will recommend that the board accept the resignation. The Board of Directors will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable.

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Board size

The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision-making. In keeping with the board’s determination based on the recommendation of the Corporate Governance and Public Policy Committee, this year 16 nominees are proposed for election as directors at the Annual Meeting on March 1, 2012.

Board compensation

More specific disclosure of board compensation is provided under the heading “Directors’ compensation” starting on page 14 of this Circular.

The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, reviews the amount and the form of compensation of directors. The Committee has sole authority to retain and approve the fees of any compensation consultant to assist in determining board compensation. The Committee did not retain a consultant for this purpose in the 2011 fiscal year. In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. As part of their compensation program, directors receive at least $100,000 of their retainer in the form of Common Shares or Director Deferred Stock Units which must be retained until retirement from the board. In addition, directors are required to own Common Shares or Director Deferred Stock Units with a minimum value of $500,000. Directors who are also officers of RBC receive no remuneration as directors.

Executive compensation

More detailed disclosure of executive compensation and the process by which the board determines compensation for senior officers is described starting on page 21 of this Circular.

The board is ultimately responsible for decision-making and oversight with respect to the compensation principles, policies and programs of RBC, including the management of compensation risk. The Human Resources Committee, which is composed solely of independent directors, acts as the compensation committee of the board and assists the board in carrying out its responsibilities with respect to executive compensation matters. This Committee advises the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC within acceptable risk tolerances. As outlined in the report of its activities starting on page 20 of the Proxy Circular, the Committee continuously seeks to enhance the governance and design of executive compensation programs.

The Committee annually approves performance objectives for the CEO that set out financial, risk, strategic and operational priorities, against which his performance is assessed. The CEO’s compensation is approved by the board’s independent directors further to the recommendation of the Human Resources Committee, in light of actual performance against approved objectives and relative to comparator financial institutions.

The Human Resources Committee also makes recommendations to the board with respect to the compensation of other senior management. The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation. Disclosure relating to the compensation consultant retained by the Committee to assist in determining compensation for our officers is provided under the heading “Independent advice” starting on page 28 of the Proxy Circular.

Shareholders have the right to approve all equity compensation plans of RBC that involve newly issued securities, as well as material amendments to those plans.

Shareholder advisory vote on approach to executive compensation

Our shareholders participate annually in an advisory vote on our approach to executive compensation.

The board believes shareholders should have the opportunity to review and fully understand the objectives, philosophy and principles that the board has used to make compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation disclosed in the management proxy circular. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the board on compensation.

As this is an advisory vote, the results are not binding upon the board. However, in considering its approach to compensation, the board will take into account the results of the vote, together with feedback received from investors in the course of other engagement activities.

Committees of the Board of Directors

To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Risk Committee, the Corporate Governance and Public Policy Committee and the Human Resources Committee.

Each committee is composed entirely of independent directors and is chaired by an independent director who is responsible for the effective operation of the committee and the fulfillment of the committee’s charter. The Board of Directors does not have an executive committee. Committee membership is recommended annually by the Corporate Governance and Public Policy Committee and in the normal course directors will serve for a minimum of three years. Each committee, through its chair, reports to the board

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following each meeting with respect to its activities and with such recommendations as are deemed appropriate in the circumstances.

Committees may engage external advisors at the expense of RBC. Each Committee regularly reviews and assesses the adequacy of its charter to ensure it reflects regulatory requirements and best practices and recommends changes for approval by the board. Board committee charters are posted on our website at rbc.com/governance.

Each committee has prepared a report of its activities over the past year. These reports, as well as details about the composition and responsibilities of each committee, are included in the Proxy Circular under the heading “Committee reports” starting on page 16.

Assessments

The board and each board committee annually complete an evaluation of their effectiveness and directors regularly participate in a peer review process.

The processes for assessment of the board and board committees and for director peer reviews are managed by the board’s independent Corporate Governance and Public Policy Committee. The Committee has sole authority to retain and approve the fees of any independent consultant that it deems necessary to design and analyze the results of the evaluation of board effectiveness and the director peer review process. In 2011, the Committee retained the services of Thane Crossley Partners.

Assessment of the board

The directors conduct an annual evaluation of the performance and effectiveness of the board in light of its charter. In this process, directors provide their views on whether the board is functioning effectively, as well as matters as specific as key strategic, operational and risk issues and the effectiveness of the director education program. The results of the evaluation are analyzed by the consultant and reviewed by members of the Corporate Governance and Public Policy Committee and the Board of Directors, who consider whether any changes to the board’s processes, composition or committee structure are appropriate. Additionally, senior management is advised of any suggestions made by directors for improvement of processes to support the work of the board.

Assessment of individual board members

Directors participate in a regular written peer review to assess individual directors on the attributes that contribute to an effective board, including, among others, meeting preparation, strategic thinking, leadership experience, integrity and overall contribution. This consists of both an evaluation of peers and a self-evaluation. The written peer evaluation process is complemented with one-on-one meetings between the Chairman of the Board and each director.

Assessment of board committees

Each board committee annually evaluates its effectiveness in carrying out the duties specified in its charter. The results are reviewed by the members of each committee who consider whether any changes to its structure or charter are appropriate.

Controls and certifications

We have disclosure controls and procedures designed to ensure that material information relating to RBC is communicated to our senior executives, including the CEO and the Chief Administrative Officer and Chief Financial Officer (CFO), and to our Disclosure Committee.

The Disclosure Committee assists the CEO and CFO in ensuring there is an adequate and effective process for establishing, maintaining and evaluating disclosure controls and procedures for our external disclosures.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Senior management, with the assistance of the Disclosure Committee, is responsible for establishing and maintaining adequate internal control over financial reporting, as well as annually evaluating the effectiveness of these controls.

Annually and quarterly under U.S. certification rules, the CEO and CFO certify that they:

•	are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting;
•

designed (or caused the design of) and evaluated the disclosure controls and procedures and reported their conclusions about the effectiveness of the disclosure controls and procedures in public disclosure documents;

•	designed (or caused the design of) internal control over financial reporting;
•

disclosed any changes in internal control over financial reporting that materially affected or are reasonably likely to materially affect internal control over financial reporting in public disclosure documents; and

•

reported to the Audit Committee and the external auditors any significant deficiencies or material weaknesses in internal control over financial reporting and whether there was any fraud involving management or employees who have a significant role in internal control over financial reporting.

In addition, the CEO and CFO, following review by senior management and the Disclosure Committee, also certify that our annual and quarterly filings do not contain an untrue statement of a material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual and quarterly filings fairly present, in all material respects, our financial condition, the results of our operations and cash flows. As an issuer

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listed in Canada and the United States, RBC fulfills Canadian requirements by complying with U.S. certification requirements.

Subsidiary Governance

The board plays a key role in overseeing the governance of RBC subsidiaries.

To ensure that appropriate levels of governance are maintained in our subsidiaries, we have established an enterprise approach to legal entity governance. Our approach provides a degree of central oversight and is responsive to evolving legal and regulatory requirements, regulatory expectations and best practices, as well as business and taxation needs. Responsibility for legal entity management is embedded in management accountabilities enterprise-wide. The control functions and businesses have shared responsibility for legal entity governance, which consists of the coordinated efforts undertaken by each function and business unit to achieve sound governance. Active and engaged subsidiary boards play a key role in oversight of legal entities.

Our Subsidiary Governance Office (SGO) leads and coordinates these efforts to achieve sound governance, promoting consistency, simplicity and transparency in our subsidiary organizational structure and establishing policies on subsidiary board composition and functioning as well as the creation, reorganization and termination of our subsidiaries.

Additional governance disclosure

The following information is available on our governance website at rbc.com/governance:

•	our Code of Conduct;
•	the charters of the Board of Directors and of its committees;
•	the Director Independence Policy;
•	position descriptions for the Chairman of the Board, the chairs of committees of the board and the CEO;
•	a summary of significant differences between the NYSE Rules and our governance practices;
•	our Corporate Responsibility Report and Public Accountability Statement; and
•	this Statement of Corporate Governance Practices.

Printed versions of any of these documents can also be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Board approval

On the recommendation of its Corporate Governance and Public Policy Committee, the Board of Directors has approved this Statement of Corporate Governance Practices.

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Schedule ‘B’	Shareholder proposals

The following 10 shareholder proposals have been submitted for consideration at the Annual Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted four proposals. The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: Stock options and actual performance of executive officers

Executive compensation in the form of stock options is a formula that has contributed to the explosive increase in executive officers’ total compensation. These options, which may only be exercised after a waiting period, entitle their holders to purchase shares at a predetermined price. The compensation earned in this manner corresponds to the difference between the agreed exercise price and the share price at the time of exercise. This formula is intended to align the interests of the executive officers with those of the shareholders and assure their retention.

This compensation formula is based on an assumption that share price increases are driven by the decisions of executive officers. Studies have shown that the stock market performance of organizations is influenced by numerous factors that are beyond the control of executive officers, such as interest rates or inflation. In this regard, it is worth noting the study conducted by Professor Magnan which showed that, between 1998 and 2008, 90% of the change in the share prices of the five major Canadian banks was attributable to characteristics of the banking industry, such as low interest rates and a favourable economic environment. Thus, it is not at all appropriate to tie the exercise of stock options exclusively to stock price trends.

For this portion of variable compensation to actually achieve its objectives and take into consideration elements on which executive officers can have an impact, we are proposing that such options should only be exercisable, after a waiting period, insofar as measurable and quantifiable objectives are achieved. Such objectives would include growth in earnings per share, return on shareholders’ equity or other non-financial indicators that are considered relevant by the compensation committee.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The board’s independent Human Resources Committee establishes compensation policies and practices designed to align executive compensation with achievement of the Bank’s objectives and the interests of shareholders. Stock options, duly approved by shareholders, modestly dilutive and properly structured, provide alignment between management compensation and the creation of shareholder value. Based upon consultations with outside experts, the

Committee therefore believes that stock options remain a valid component of its pay-for-performance approach.

Different elements of compensation are directed at different goals. Our variable short-term incentive program is based 60% on financial objectives and 40% on risk, strategic and operational objectives. Under our mid-term Performance Deferred Share Unit Program, awards are determined taking into account overall RBC performance including growth in diluted earnings per share (EPS), return on equity (ROE) and capital strength, which are used to assess our progress toward achieving our objective of top quartile Total Shareholder Returns (TSR) over the medium term. Under this program, there is zero payout if, after three years, TSR and ROE targets are not met.

Performance deferred share units represent 75% of mid and long-term incentive compensation awards, and options represent 25%. As outlined starting on page 39 of this Circular, the Bank has significant minimum share ownership requirements for senior executives in order to further align their interests with those of shareholders.

Fewer than 100 RBC executives are granted stock options and RBC has one of the lowest rates of dilution and usage of options among Canadian financial institutions. As disclosed on page 56 of this Circular, dilution caused by our stock option plan is modest. The Bank’s stock options do not vest immediately, but rather 50% vest after three years and the remainder four years following grant. They are never granted at a strike price below current market value. In keeping with best practices in governance and investor expectations, options granted under our Stock Option Plan must be exercised within 10 years.

Executive compensation practices are influenced by a wide range of complex factors, including competitive compensation practices of other companies. The Board of Directors believes that the Human Resources Committee should continue to have the flexibility to structure executive compensation programs using a variety of incentives and performance-based arrangements, including stock options, so that RBC can continue to attract and retain executives of outstanding ability and motivate them to achieve superior performance.

Proposal No. 2: Performance-based compensation

In May 2011 The Globe and Mail published a survey comparing a corporation’s financial performance and its top executive’s compensation with those of a group of its peers. In other words, this tool shows how an organization ranks in terms of its most senior officer’s compensation and its financial performance relative to a group of comparable institutions. Shareholders can thus form some idea as to

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whether the most senior officer’s compensation is adequate in light of the organization’s relative financial performance.

We are proposing that a comparison of this sort be presented for the most senior officer and the four other highest paid executive officers of the corporation. The indicators used to calculate the organization’s performance should be elements on which executives’ decisions have an impact on.

Variable compensation constitutes the lion’s share of executive officers’ total compensation. Shareholders must be able to assess whether such variable compensation is justified in light of the corporation’s relative financial and non-financial performance.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

To assist investors in understanding our executive compensation within a competitive context and the link between pay and performance at RBC, we voluntarily provide information that exceeds regulatory requirements.

As one example of this, RBC took a leadership role by pioneering, in conjunction with other large Canadian financial institutions, the development and disclosure in 2009 of standard cost of management ratios (COMRs), to facilitate comparisons between companies. This initiative provided investors with a common standard for comparing pay and performance among financial institutions, and made it easier to quantify, understand and compare the total pay that the named executive officers (NEOs) receive annually.

Our COMR appears on page 52 of this Circular, showing trends in total NEO compensation over the last five years, both as a percentage of our net income after tax (NIAT) and our market capitalization. The COMRs of other large Canadian financial institutions are available for comparison in their respective proxy circulars. However, when our circular is published, the COMRs and compensation of NEOs at other financial institutions are not publicly available. Providing in our proxy circular a ranking among financial institutions of COMRs, or of any other measures of executive compensation relative to corporate performance, is consequently impossible.

Proposal No. 3: Independence of compensation advisors

How much are the fees earned by compensation advisors from their work for the corporation? These advisors act in a strategic role vis-à-vis the members of the compensation committee, assisting them in the determination of executive compensation. It is conceivable that compensation advisors who derive most of their fees from one or a few clients might be tempted to yield to the influence of their largest client(s) in order to satisfy or justify the compensation expectations of executive officers.

We are proposing that this information be disclosed so that shareholders can have an assurance that the compensation advisor’s work is objective and free of conflicts of interest.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

RBC began publishing this information voluntarily in its 2009 Circular. It appears on page 28 of this Circular. Effective October 31, 2011 this disclosure is required by Canadian securities law.

Proposal No. 4: Independence of the members of the compensation committee

The members of the compensation committee must not be in any conflict of interest whatsoever and must also systematically avoid any kind of appearance of a conflict of interest. The ties that are likely to be formed after serving for a prolonged length of time on a board may lead these directors to be more conciliatory in their appraisal of the performance of the executive officers and their requests for increased compensation. Such a practice may be detrimental to the independent judgment that is so sought after on compensation committees.

Recognizing the importance of balance in the composition of this committee, we are recommending that it be formed of a group of directors with seven years’ relevant experience on average.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Human Resources Committee acts as the compensation committee of the board. The Committee recognizes that independence from management is fundamental to its effectiveness in managing executive compensation programs and it meets privately, without members of management present, after every regularly scheduled committee meeting.

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy, which is posted on our website at rbc.com/governance. These standards incorporate independence criteria from the Bank Act “affiliated persons” regulations, the Listed Company Manual of the New York Stock Exchange and the definition of “independence” in the CSA’s corporate governance guidelines. None of these regulators provide that years of experience on the Board of Directors affects director independence.

In keeping with high standards of governance, members of our Human Resources Committee have significant experience in executive compensation decision-making through their experience as senior leaders directing large and complex organizations and/or service on the Human Resources and Risk Committees of the board or on the compensation committees of boards of other large complex organizations.

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It is in the best interests of shareholders for the board to maintain the flexibility to exercise its judgment in appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation and risk management necessary to fulfill the Committee’s obligations to the board and shareholders.

Mr. Lowell Weir of 4 Armoyan Court, Bedford, NS B4A 3L5 has submitted six proposals with the support of Ms. Carol McLaughlin-Weir who holds power of attorney for Ms. Marjorie Mott, a shareholder of RBC. The proposals and Mr. Weir’s supporting comments are unedited and set out in italics below.

Proposal No. 5: Proposed Amendment to By-Laws – Reimbursement of Reasonable Expenses-Nomination of Proposed Director

Resolved, that shareholders of RBC amend the bylaws of the Bank to provide procedures for the reimbursement of the reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively, “Expenses”), incurred by a shareholder or group of shareholders (in each case, a “Nominator”) in a contested election of directors, provided that:

(a)	the election of fewer than 50% of the directors to be elected is contested;
(b)	the amount of the reimbursement shall not exceed the amount determined by the following formula: (i) if any candidate nominated by the Nominator is elected to the Board, 100% of the Nominator’s Expenses shall be reimbursed; (ii) if no such candidate is elected, the Reimbursable Percentage shall be determined by (A) dividing the highest number of votes received by an unelected candidate nominated by the Nominator by the lowest number of votes received by an elected candidate, and (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 20%, no Expenses shall be reimbursed.
(c)	the bylaw shall not apply if shareholders are permitted to cumulate their votes for directors; and
(d)	the bylaw shall apply only to contested elections commenced after the bylaw’s adoption.

Supporting Statement:

The power of shareholders to elect directors is the most important mechanism for ensuring that corporations are managed in shareholders’ interests. Some corporate law scholars suggest that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation’s business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most public companies, including the Royal Bank of Canada. Harvard Law School Professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from

1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called “short slates” – slates of director candidates that would not comprise a majority of the board, if elected – contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) This proposal would provide reimbursement for reasonable expenses incurred in successful short slate efforts – but not contests aimed at ousting a majority or more of the board – with success defined as the election of at least one member of the short slate. The proposal would also provide proportional reimbursement for contests in which no short slate candidates were elected, but only if the most successful short slate candidate received at least 20% of the vote received by the elected director with the lowest number of “for” votes.

I strongly urge Shareholders to vote for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

There are a number of ways in which shareholders, without incurring costs, can participate meaningfully in the nomination and election of our board members:

•	Any shareholder who wishes to recommend a candidate may do so to the Chairman of the Board, following the process described on page 69 of this Circular.
•

Our form of proxy accommodates voting or withholding from voting for individual directors. The board’s majority voting policy requires that any nominee who receives a greater number of votes “withheld” than votes “for” must promptly tender a resignation.

•

Shareholders can nominate candidates for election as directors by submitting a shareholder proposal that will be included in our proxy circular and voted on at our annual meeting. If this process is followed, the candidate is named in the management proxy circular without printing and mailing costs to the proposing shareholders. To ensure such nominees have reasonable support, the Bank Act requires that such a proposal be signed by shareholders representing at least 5% of the shares entitled to vote.

The board does not believe that RBC and its shareholders should be obligated to pay expenses of a shareholder choosing to put forward nominees by other means. Neither the Bank Act nor securities laws provide for the Bank and its shareholders to pay the cost of a solicitation of proxies with which the Board of Directors and management disagree.

Proposal No. 6: Amendment to By-Laws – Reimbursement of Reasonable Expenses – Shareholder Proposals

Resolved, that shareholders of RBC amend the bylaws to provide procedures for the reimbursement of reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively “Expenses”), incurred by a shareholder or group of

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shareholders (in each case, a “Nominator”) in submitting Shareholders proposal, provided that:

(a)	the amount of the reimbursement shall not exceed the amount determined by the following formula: (i) if the Resolution submitted by the Nominator is approved by Shareholders, 100% of the Nominator’s Expenses shall be reimbursed; (ii) if the Resolution is not approved but receives in excess of 10% of the vote in favour, the Reimbursable Percentage shall be determined by (A) multiplying the percentage of votes in favour by a factor of two (2) and (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 20%, no Expenses shall be reimbursed.

Supporting Statement:

The power of shareholders to submit “Shareholder Proposals” is the most important mechanism for ensuring that corporations are managed in shareholders’ interests.

The unavailability of reimbursement for Shareholder Proposal expenses contributes to the scarcity of such proposals. This proposal would provide reimbursement for reasonable expenses incurred in submitting proposals and contribute to increased shareholder involvement.

I strongly urge Shareholders to vote for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

There are almost no costs involved for a shareholder in submitting a shareholder proposal in accordance with the Bank Act, which can simply be done by mail. Once a shareholder proposal and its supporting statement are included in a proxy circular, it reaches all shareholders, who can decide to support or oppose the proposal, on its merits, without the proposing shareholder having to incur any further expenses.

The board does not believe that RBC and its shareholders should be obligated to pay expenses of advertising, printing and soliciting of proxies or legal costs incurred by a shareholder who chooses to promote a shareholder proposal by other means.

Proposal No. 7: Shareholder Approval of Equity Compensation Plans

Resolved, that shareholders of RBC amend the bylaws of the Bank to provide procedures for the requirement of Shareholder Approval of Equity Compensation Plans and material amendments thereto.

Supporting Statement:

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto. Equity-compensation plans can help align shareholder and management interests, and equity-based awards are often very important components of employee compensation. To provide checks and balances on the potential dilution resulting from the process of earmarking shares to be used for equity-based awards, all equity-compensation plans, and any material revisions to the terms of such plans, must be subject to shareholder approval.

I strongly urge shareholders to vote for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Equity compensation plans support our objectives to create value for shareholders by attracting, retaining and motivating talented executives. These plans create meaningful incentives for executives to focus on enhancing shareholder value over the medium and long term.

RBC has no equity compensation plans providing for issuance of shares that have not been previously approved by shareholders. We comply with rules of the Toronto Stock Exchange (TSX) regarding shareholder approval of security-based compensation arrangements and their amendment. These rules require shareholder approval of equity-based compensation arrangements that involve issuance or potential issuance of RBC securities. As RBC is subject to and in compliance with these TSX requirements, the Board of Directors believes that it is neither advisable nor necessary to insert parallel procedures into its By-laws.

RBC has one of the lowest rates of dilution and usage of options among Canadian financial institutions. As disclosed on page 56 of this Circular, our Stock Option Plan is limited and structured such that resultant dilution is modest.

Proposal No. 8: Amend Bank Definition of Director Independence

Resolved, that Royal Bank adopt the following definition of “Director Independence”:

(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Bank (either directly or as a Partner, Shareholder, Director or Officer of an organization that has a relationship with the Bank).
(b)	In addition, a director is not independent if:
(i)	The director is, or has been within the last three years, an employee of the Bank, or an immediate family member is, or has been within the last three years, an executive officer of the Bank or subsidiary.
(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Bank, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
(iii)

(A) The director is a current partner or employee of a firm that is the Bank’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within

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the last three years a partner or employee of such a firm and personally worked on the listed Bank’s audit within that time.
(iv)	The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Bank’s present executive officers at the same time serves or served on that company’s compensation committee.
(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Bank for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues

Supporting Statement:

Requiring a majority of independent directors will increase the quality of board oversight and lessen the possibility of damaging conflicts of interest. It is not possible to anticipate, or explicitly to provide for, all circumstances that might signal potential conflicts of interest, or that might bear on the materiality of a director’s relationship to the Bank. Accordingly, it is best that the Board when making “independence” determinations broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director’s relationship with the Bank, the board should consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation.

I strongly urge shareholders to vote for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

This proposal would require a majority of the board to be independent. RBC seeks to exceed by far a requirement for a majority of the board to be independent. As disclosed on page 63 of this Circular, 15 of the 16 persons proposed for election as directors (over 93%) are independent. The only non-independent nominee is Mr. Gordon M. Nixon, our President and Chief Executive Officer.

To assist it in making determinations as to the independence of directors, the board has adopted our Director Independence Policy, which is available on our website at rbc.com/governance. The Policy requires that a substantial majority of the Board of Directors of the Bank be independent.

Our Director Independence Policy includes a definition of independence which complies with guidelines of the Canadian Securities Administrators (CSA). It incorporates independence criteria from the CSA guidelines, the Listed Company Manual of the New York Stock Exchange and the “affiliated persons” regulations under the Bank Act. Our Director Independence Policy sets higher standards of independence which are more stringent and extensive in a number of respects than those suggested by this proposal.

Under our Policy, a director will be considered independent only if the board has affirmatively determined that the director has no direct or indirect material relationship with RBC. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board of Directors believes therefore that our Director Independence Policy already sets the appropriate criteria for determining independence.

Proposal No. 9: Full Disclosure of Director and Officer Self Dealing

Resolved that the RBC and subsidiaries disclose in the Management Information Circular and Annual Report the details of all loans, credits or loan guarantees provided to directors, officers and family members of directors and officers of the Bank and/or it’s subsidiaries including any loan or loan guarantees provided to partnership, limited partnership or a corporation which the Bank director or officer or family member has a significant interest or is a member of the Board of Directors or Management Group.

Further be it resolved that the Bank and subsidiaries shall also disclose all rental, service or other contracts by the Bank directly with an officer, director or family member of an officer or director and/or with a partnership, limited partnership, fund or corporation in which any Bank director, officer or family member has a significant interest or is a member of the Board of Directors or Management Group.

Supporting Statement:

At present, the Bank only disclosures loans to officers which fall into a couple of minor categories. Loans to directors and companies affiliated with directors are not being disclosed under the guise of “ordinary business”. The financial turmoil experienced in the financial sector over the last three years has clearly delineated that self-dealing by officers and directors of financial institutions should be completely transparent for all shareholders.

In fact, full disclosure is one of the prime tenants of the Bank Act when dealing with self-dealing by officers and directors.

I strongly urge Shareholders to vote for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

RBC is in the business of making loans. Securities regulations already require the disclosure of loans by RBC and its subsidiaries to directors and officers and their affiliates, except for what is defined in the law as routine indebtedness. Routine indebtedness is limited to such things as:

•	loans to directors and their affiliates on the same terms available to other Bank customers with comparable credit ratings and with no more than the usual risk of collectability;
•	loans on normal trade terms with the usual commercial repayment arrangements;
•	loans to officers not exceeding $50,000 and made on the same terms as to other employees; and

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•	loans secured against officers’ principal residences, but not exceeding their annual salary.

RBC also complies with the self-dealing provisions of the Bank Act, which contain strict controls and limits on and prohibitions against RBC entering into, directly or indirectly, transactions with related parties, including entities controlled by directors and senior officers and certain of their family members.

In addition, the Bank Act prohibits loans to bank directors at rates that are not generally available to customers in the same borrowing circumstances. The Sarbanes-Oxley Act of 2002 also prohibits personal loans to directors and executive officers unless they are on market terms or terms no more favourable than those offered to the general public.

Proposal No. 10: Auditor to be Appointed Annually for a Maximum Five (5) Year Term and Ineligible for Reappointment for a Period of Five Years from the Date of Completion of the Previous Term

Resolved, that shareholders of The Royal Bank of Canada (“RBC” or the “Bank”) amend the By-laws of the Bank to provide than an Auditor may be appointed annually for a maximum five year consecutive term and further the Auditors are Ineligible for Reappointment as Auditor for a period of five years from the date of completion of the previous term.

Supporting Statement

The primary role of the auditor is to provide shareholders with an independent opinion and assessment about the voracity and fairness of the Bank’s financial statements. This audit opinion is supported by a detailed review of governance and operational controls combined with transaction testing and review.

A ten-year review by the proponent of governance procedures and financial reporting at four of the six major Banks in Canada uncovered accounting and financial statement presentation irregularities, lax corporate governance standards, multiple lending irregularities as well as over seventy alleged violations of the Bank Act’s “conflict of interest” regulations.

The failure of bank auditors to address these issues in an independent, timely and responsible manner gives rise to shareholder concerns over the close relationship between the auditor and bank management and questions audit independence.

Shareholders must have full confidence and reliance in the bank’s auditors and accordingly a regular change in auditors is both desirable and prudent.”

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The issue of auditor rotation has been revisited by regulators frequently over the years. As recently as August 16, 2011, the U.S. Public Company Accounting Oversight Board (PCAOB) issued a release soliciting comments on mandatory audit firm rotation. The PCAOB also announced it would convene a roundtable in March 2012 for the exchange of views on auditor rotation.

The Board of Directors acknowledges that there are important issues raised on either side of the question. Some proponents of rotation suggest that mandatory auditor rotation would periodically offer a fresh look at a company’s financial reporting and that limiting the auditor’s tenure could make the auditor less susceptible to pressure that management might attempt to exert. Opponents of rotation, pointing to research demonstrating that audit quality may suffer in the early years of an audit engagement, suggest that audit rotation could actually lower audit quality. Other frequently cited concerns about auditor rotation include losing the knowledge base and expertise specific to a company’s business, which could eliminate efficiencies developed over time, increase costs, and disrupt the organization due to the time and expense required to select and onboard a new auditor.

Assisting the Board of Directors in assessing and monitoring of the independence of the external auditor is among the most important duties of our Audit Committee. Many steps are already taken by the Committee to enhance auditor independence and objectivity. This year the Committee:

•	pre-approved all engagements with the auditor and approved all of the auditor’s fees;
•

reviewed and approved policies and procedures designed to ensure the independence of the auditor is maintained and policies and procedures for the pre-approval of services to be performed by public accounting firms;

•

received written confirmation from the auditor of its independence from RBC and written disclosure of all relationships between RBC and the auditor and their respective related entities that might impact the auditor’s independence; and

•	discussed with the auditor its independence including its relationships with RBC and related entities.

In addition, the Committee reviews and evaluates the independence of the lead partner of the external auditor and discusses the timing and process for implementing the rotation of the lead audit partner, the concurring audit partners and any other active audit engagement team partner. In accordance with applicable law, lead and concurring audit partners are subject to a five-year rotation and a five-year time-out requirement and other active audit engagement team partners are subject to a seven-year rotation and a two-year time out.

While we do not favour mandatory auditor rotation at this time, the Board of Directors will continue to monitor developments with a view to maintaining the highest standards in this important area of governance.

Mr. William R. Davis agreed to withdraw a shareholder proposal in light of the Bank’s decision to facilitate the option of shareholders to abstain from voting on shareholder proposals.

NEI Investments agreed to withdraw a shareholder proposal related to disclosure of measurable performance targets after discussions regarding our compensation disclosure.

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